Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders

and Management Proxy Circular

April 3, 2014

Dear Shareholders,

Please join us at our annual meeting of common shareholders on April 3, 2014 at 9:30 a.m. (Mountain). Our meeting will be in Calgary, Alberta at the Hyatt Regency Calgary, 700 Centre Street S.E., Calgary, Alberta.

This notice of meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is one of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend or participate, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp

•	Replay: A recorded version of the meeting will be available on our website following the meeting at www.td.com/investor-relations/ir-homepage/annual-meetings/2014/index.jsp

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Ed Clark Group President and Chief Executive Officer

Notice of Annual Meeting

of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, April 3, 2014
TIME:	9:30 a.m. (Mountain)
PLACE:	Hyatt Regency Calgary 700 Centre Street S.E. Calgary, Alberta T2G 5P6

Purposes of the meeting:

1.	To receive the financial statements for the year ended October 31, 2013, and the auditor’s report thereon;

2.	To elect directors;

3.	To appoint the auditor;

4.

To consider and, if thought fit, confirm an amendment to By-law No. 1 relating to the aggregate remuneration of directors (a copy of the special resolution confirming such amendment is contained in the accompanying management proxy circular);

5.

To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of the accompanying management proxy circular;

6.	To consider certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

7.	To transact such other business properly brought before the meeting.

On February 3, 2014 (the date for determining which shareholders are entitled to receive this notice), there were 1,841,851,370 outstanding common shares of The Toronto-Dominion Bank (the bank) which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or request for voting instructions.

Registered Shareholders

Registered shareholders should complete and sign the enclosed form of proxy and return it by e-mail or fax as indicated on the form or in the envelope provided. Proxies must be received by the bank’s transfer agent, CST Trust Company, or the bank’s corporate secretary at least twenty-four (24) hours prior to the meeting.

The bank’s transfer agent, CST Trust Company	OR	The bank’s corporate secretary

• by e-mail at: proxy@canstockta.com; • by fax at: (416) 368-2502 or (toll-free) 1-866-781-3111;		• by mail or hand delivery at: Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington St. West, 12th Floor, Toronto, Ontario M5K 1A2
• by mail at: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or • by hand delivery at: 320 Bay Street, B1 Level, Toronto, Ontario M5H 4A6

Beneficial Owners (Non-registered Shareholders)

Beneficial owners should follow the instructions on the request for voting instructions provided by their intermediaries with respect to the procedures to be followed for voting.

For more information about registered shareholders and beneficial owners, including applicable Bank Act (Canada) restrictions, please see the “Voting Information” section of the accompanying management proxy circular.

Toronto, February 20, 2014

By Order of the Board

Philip C. Moore Senior Vice President, Deputy General Counsel and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (also known as the circular) is as of January 23, 2014, unless otherwise indicated. Additional information about The Toronto-Dominion Bank (the bank or TD) is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, as well as on our website at www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada) (Bank Act), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing the directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments and challenges of the past year, talk about what is coming up, and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of the bank is soliciting proxies from you to be used at the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the Notice of Annual Meeting accompanying this circular. This circular also provides a way for the directors and management of the bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the bank (common shares).

HOW ARE PROXIES BEING SOLICITED?

The bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by directors, officers and employees of the bank. The bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the bank.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share registered in your name or beneficially owned by you on February 3, 2014.

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WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?

On February 3, 2014 (the date for determining which shareholders are entitled to vote at the meeting), there were 1,841,851,370 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act restrictions.

The Bank Act prohibits the ownership by one person or entity of more than 10% of the common shares without approval in accordance with its provisions. To the knowledge of the directors and executive officers of the bank, no person owns or exercises control over more than 10% of the common shares.

The Bank Act also restricts the voting rights of the bank’s shareholders in certain circumstances. Shares cannot be voted, either in person or by proxy, if they are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes. For more information about voting restrictions, please contact TD Shareholder Relations (contact information is provided on page 77 of this circular).

HOW DO I VOTE?

Registered Shareholders

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System in the United States. Registered shareholders eligible to vote can vote in person at the meeting.

If you are eligible to vote but will not be attending the meeting in person, you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf.

Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”.

Beneficial Owners (Non-Registered Shareholders)

Most of the bank’s shareholders are ‘beneficial owners’ who are non-registered shareholders. You are a beneficial owner if you beneficially own common shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name.

Beneficial owners may vote either in person or by proxy. As required by Canadian securities laws, you will receive a request for voting instructions for the number of common shares held. For your common shares to be voted, you must carefully follow the instructions on the request for voting instructions that is provided to you by your intermediary with respect to the procedures to be followed for voting.

Since the bank has limited access to the names or holdings of its non-registered shareholders, you must complete the following steps to vote in person at the meeting: (a) insert your own name in the space provided or mark the appropriate box on the request for voting instructions to appoint yourself as the proxyholder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the enclosed form of proxy or request for voting instructions and the proxyholder will be required to vote your common shares in accordance with your instructions. If any of the boxes are not marked, the proxyholder may vote the common shares as he or she sees fit.

If you appoint the persons designated in the enclosed form of proxy or request for voting instructions as the proxyholder, unless otherwise specified, your common shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees”;

FOR the appointment of Ernst & Young LLP as auditor;

FOR the amendment to By-law No. 1 relating to the aggregate remuneration of directors;

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of this circular; and

AGAINST each of the shareholder proposals set out in Schedule A.

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WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy or request for voting instructions gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?

Yes. If you are a registered Canadian or U.S. shareholder or if you are a Canadian beneficial owner, you can appoint a different proxyholder. The persons named as proxyholders in the enclosed form of proxy or request for voting instructions are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by CST Trust Company, the bank’s transfer agent, or the bank’s corporate secretary at least twenty-four (24) hours before the meeting.

	Registered Shareholders (Canada or U.S.)		Beneficial Owners (Non-Registered Shareholders) (Canada only)		Beneficial Owners (Non-Registered Shareholders) (U.S. only)

1.	Either insert such person’s name in the blank space provided in the form of proxy OR complete another legal form of proxy.	1.	Insert such person’s name in the blank space provided in the request for voting instructions provided by your intermediary.	1.	Check the box: “To attend the meeting and vote these shares in person” on the request for voting instructions provided by your intermediary, thereby requesting a legal proxy to be sent to you.

2.	Deliver the proxy in any of the ways indicated for registered shareholders in the Notice of Annual Meeting accompanying this circular.	2.	Return the voting instructions in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.	2.	Return the voting instructions in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.

				3.	In the legal proxy that is sent to you, appoint a designate to attend the meeting and vote your shares in person.

Remember that your proxyholder must attend the meeting in person in order for your vote to be taken.

WHAT IF I WANT TO CHANGE MY VOTE?

If you are a registered shareholder and you have signed and returned the enclosed form of proxy or another legal form of proxy, you may revoke it by delivering written notification to the corporate secretary of the bank in any of the ways indicated for registered shareholders in the Notice of Annual Meeting accompanying this circular not later than the close of business (Mountain) on April 2, 2014 or to the chairman of the meeting before the start of the meeting. Your written notification must state clearly that you wish to revoke the proxy. If you are a beneficial owner, please contact your intermediary for instructions on how to revoke your voting instructions.

IS MY VOTE CONFIDENTIAL?

Proxies are counted and tabulated by CST Trust Company, the transfer agent of the bank, and are not submitted to the management of the bank unless a shareholder clearly intends to communicate his or her comments to the bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their common shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular, except for the special resolution confirming the amendment to By-law No. 1 (aggregate remuneration of directors), which requires an affirmative vote of 66 2/3% of the votes cast in person or by proxy.

WHERE CAN I GET THE VOTING RESULTS OF THE MEETING?

Voting results of the meeting are available shortly after the meeting on our website at www.td.com/investor/index.jsp, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If you wish to receive a printed copy of the voting results by mail, please contact TD Shareholder Relations (contact information is provided on page 77 of this circular).

CAN I GET MY MEETING MATERIALS DELIVERED ELECTRONICALLY?

Yes. We offer electronic delivery (e-delivery) of annual shareholder meeting materials for Canadian and U.S. beneficial owners who provide their consent, as required by the Bank Act. Beneficial owners can vote and sign-up for e-delivery online at www.proxyvote.com, using their 12 digit control number provided on their request for voting instructions. After the meeting, beneficial owners can still sign-up for e-delivery by contacting their intermediary for a unique enrollment number and instructions. The bank looks forward to introducing e-delivery of annual shareholder meeting materials to registered shareholders in the future.

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BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Financial information about the bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2013 (the 2013 MD&A). These documents are contained in the bank’s 2013 annual report (the annual report) and are available on SEDAR at www.sedar.com, in the bank’s annual report on Form 40-F available on EDGAR at www.sec.gov, and on our website at www.td.com. The annual report is being delivered to shareholders together with this circular. Upon request to TD Shareholder Relations (contact information is provided on page 77 of this circular), shareholders will promptly receive a free printed copy of any of these documents as well as the bank’s 2013 annual information form. The bank’s financial statements for the year ended October 31, 2013 and the auditor’s report on them will be placed before the shareholders at the meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee and are listed in the “Director Nominees” section of this circular. All of the nominees (with the exception of Mr. Alan N. MacGibbon) are currently directors or officers of the bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting of common shareholders of the bank.

Under the bank’s Corporate Governance Guidelines (available on our website at www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election must promptly tender his or her resignation to the chairman of the board, to take effect on acceptance by the board. The corporate governance committee will expeditiously consider the director’s offer to resign and make a recommendation to the board whether to accept it. The board will have 90 days to make a final decision and announce it by way of press release. The director offering to resign will not participate in any committee or board deliberations on the resignation offer.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the enclosed form of proxy or request for voting instructions may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITOR

It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the bank (also referred to as the shareholders’ auditor). The persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the reappointment of Ernst & Young LLP as the shareholders’ auditor until the next meeting of shareholders at which an auditor is appointed. Ernst & Young LLP has held an appointment, in accordance with the Bank Act, as the shareholders’ auditor for each of the five fiscal years prior to and including the year ended October 31, 2013.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The bank’s audit committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services.

For further information on the pre-approval policies and shareholders’ auditor service fees, see the discussion starting on page 22 of the bank’s 2013 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	Fess Paid to Ernst & Young LLP
(thousands of Canadian dollars)	2013	2012	2011
Audit fees	$19,649	$20,445	$20,774
Audit related fees	1,915	1,501	2,313
Tax fees	3,588	2,851	2,495
All other fees	933	976	1,706
Total	$26,085	$25,773	$27,288

Notes:

•

Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

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•

Audit related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include employee benefit plan audits, accounting and tax consultations, and attest services in connection with mergers, acquisitions and divestitures, including audit procedures related to opening balance sheet and purchase price allocation, application and general control reviews, attest services not required by statute or regulation, translation of financial statements and reports in connection with the audit or review, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

•

Tax fees comprise income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund, tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures, electronic and paper based tax knowledge publications, and tax planning, including transfer pricing matters.

•

All other fees include fees for insolvency and viability matters, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. Also included in this category are fees for audits of charitable organizations, reports on control procedures at a service organization, audit services for certain special purpose entities administered by the bank, U.S. Securities and Exchange Commission-registered fund audits, benchmark studies, database services for tax compliance, and performance and process improvement services.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of this circular. These sections describe the role of the human resources committee of the board of directors (HRC) in overseeing compensation at the bank, as well as the bank’s executive compensation principles, the key design features of compensation plans for executives, and the alignment of the bank’s programs to the Principles for Sound Compensation Practices published by the Financial Stability Board (FSB), an international body that has played an important role in compensation reform initiatives for financial institutions.

While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. In addition, the bank is committed to ensuring that it communicates effectively and responsively with shareholders, other interested parties and the public. As part of that commitment, the bank’s directors periodically engage certain shareholders and governance stakeholders directly to discuss the approach to executive compensation. Finally, the bank offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by e-mail c/o TD Shareholder Relations at tdshinfo@td.com. E-mails addressed to the chairman of the board received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to him.

The board of directors recommends that shareholders vote FOR the following resolution and, unless otherwise instructed, the persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections located on pages 25 to 37 of the management proxy circular.”

The bank’s Corporate Governance Guidelines provide that, if a majority or significant proportion of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The HRC will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank intends to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation. The bank will provide this disclosure within six months of the shareholders’ meeting and, in any case, not later than in the next management proxy circular.

AMENDMENT TO BY-LAW NO. 1

The Bank Act requires that the bank’s by-laws contain a provision fixing the aggregate of all amounts that may be paid to all directors in respect of remuneration for their services during a fixed period of time. Section 2.05 of By-law No. 1 currently fixes the aggregate remuneration for the board of directors for their services, in any year, at $4,000,000.

The board of directors has approved an amendment to Section 2.05 of By-law No. 1 to increase the maximum aggregate remuneration payable to the directors for their services, in any year, from $4,000,000 to $5,000,000. This amendment will not be effective unless and until it is confirmed by a special resolution of the common shareholders of the bank. As a result, the special resolution set out below will be presented at the meeting for shareholders to consider and, if thought fit, to pass.

A number of directors will retire from the board over the next few years. To manage this process, and to ensure a smooth transition, it may be necessary to appoint additional directors before incumbents retire, which would result in an increase in the aggregate director compensation during the transition period. In addition, if currently unanticipated events were to occur and require a special committee of the board of directors or additional special board or committee meetings, those events would further increase the aggregate director compensation during the transition period.

The current aggregate remuneration limit is adequate to accommodate the current number of directors after giving effect to the increases in director compensation for fiscal 2014 that have been approved by the board of directors, as discussed in greater detail in the “Director Compensation” section of this circular. The board believes, however, that an increase in the aggregate limit is practically advisable at this time to allow flexibility to compensate additional directors who may be appointed in the near future,

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prior to the retirement of a current director, in order to plan appropriately for a smooth transition and orderly board succession, as well as to respond to any unforeseen events that may arise in the future, all as described above.

The board of directors recommends that shareholders vote FOR the following special resolution and, unless otherwise instructed, the persons designated in the enclosed form of proxy or request for voting instructions intend to vote FOR the following special resolution.

“RESOLVED AS A SPECIAL RESOLUTION THAT the amendment to By-law No. 1, Section 2.05 deleting the reference to $4,000,000 and replacing it with $5,000,000 be and is hereby confirmed.”

SHAREHOLDER PROPOSALS

Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the board of directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the enclosed form of proxy or request for voting instructions intend to vote AGAINST each of these proposals.

The final date for submissions of proposals by shareholders to the bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the bank is November 22, 2014.

Proposals should be addressed to: Attention: Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 12th Floor, Toronto, Ontario, M5K 1A2, or by facsimile to 416-982-6166, or by e-mail to tdshinfo@td.com.

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DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the nominees’ current membership on committees of the board, other public board memberships held in the past five years, key areas of expertise/experience, and board and committee meeting attendance in the 12 months ended October 31, 2013, as applicable. In that period, the board held eight regularly scheduled meetings and four special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees who are currently directors attended more than 75% of total eligible board and committee meetings.

The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees’ current bank equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (DSUs) (each equivalent to a common share) credited to each nominee. The common share and DSU equity ownership amounts disclosed in the charts have been adjusted to reflect the issuance of additional common shares as a result the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split. The total equity value and amount by which that value exceeds (or is below) the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year (adjusted to take into account the impact of the new shares issued as a result of the bank’s January 31, 2014 stock dividend) and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.

William E. Bennett Age: 67 Chicago, IL U.S.A. Director Since: May 2004 Independent Designated Audit Committee Financial Expert(1)

Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

	Key Areas of Expertise/Experience
	• Audit/Accounting				• Risk Management
	• Financial Services				• Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years
	• Capital Power Corporation (2009 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit (chair)			9 of 9	100%
	Corporate Governance			7 of 7	100%
	Risk			9 of 9	100%
	Combined Total			37 of 37	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs(3)	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	nil	72,135	72,135	$3,610,717	$3,070,717
	2013	nil	65,670	65,670	$2,749,931	$2,299,931

John L. Bragg Age: 73 Collingwood, NS Canada Director Since: October 2004 Independent

Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, of which he is a past Chancellor, and holds honorary doctorate degrees from Mount Allison, Dalhousie, Acadia and St. Francis Xavier Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Marketing/Brand Awareness				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• Maple Leaf Foods Inc. (2008 — present) • Empire Company Limited (1999 — 2010)				• Sobeys Inc. (1998 — 2010) (reporting issuer but not listed on a stock exchange)
	Board/Committee Membership			Attendance
	Board			11 of 12	92%
	Audit			9 of 9	100%
	Combined Total			20 of 21	95%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	606,064	57,745	663,809	$33,226,959	$32,686,959
	2013	523,256	51,169	574,425	$24,054,047	$23,604,047

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Amy W. Brinkley Age: 58 Charlotte, NC U.S.A. Director Since: September 2010 Independent

Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, specializing in executive advising and risk management. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina. She also serves as a commissioner for the Carolinas Healthcare System.

	Key Areas of Expertise/Experience
	• Financial Services • Governance				• Marketing/Brand Awareness • Risk Management
	Other Public Company directorships in the past five years
	• Carter’s, Inc. (2010 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Human Resources(5)			4 of 4	100%
	Risk			9 of 9	100%
	Combined Total			25 of 25	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	2,400	19,777	22,177	$1,110,070	$570,070
	2013	2,400	14,153	16,553	$ 693,157	$243,157

W. Edmund Clark Age: 66 Toronto, ON Canada Director Since: August 2000 Non-Independent(6)

Mr. Clark is the Group President and Chief Executive Officer of the bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the bank. Mr. Clark joined the bank with its acquisition of CT Financial Services Inc. (on February 1, 2000) where he was the President and Chief Executive Officer. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics. Mr. Clark was made an Officer of the Order of Canada in 2010.

	Key Areas of Expertise/Experience
	• Financial Services • Government/Public Affairs				• Risk Management • Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years
	• TD Ameritrade Holding Corporation (2006 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	For required and actual share ownership as an executive, see the share ownership table on page 35.
	2014	1,138,190	1,432,374	2,570,564
	2013	545,956	1,347,778	1,893,734

Colleen A. Goggins Age: 59 Princeton, NJ U.S.A. Director Since: March 2012 Independent

Ms. Goggins was the Worldwide Chairman, Consumer Group at Johnson & Johnson and a member of its Executive Committee from 2001 to 2011. Ms. Goggins holds an undergraduate degree in food chemistry from the University of Wisconsin and a master’s degree in management from the Kellogg School of Management, Northwestern University.

	Key Areas of Expertise/Experience
	• Corporate Responsibility • Marketing/Brand Awareness				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• None
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Risk			9 of 9	100%
	Combined Total			21 of 21	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	6,800	10,032	16,832	$842,526	$302,526
	2013	6,800	5,275	12,075	$505,641	$ 55,641

8    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

David E. Kepler Age: 61 Midland, MI U.S.A. Director Since: December 2013 Independent

Mr. Kepler is the Executive Vice President, Business Services, Chief Sustainability Officer and Chief Information Officer of The Dow Chemical Company, a chemical, plastics and advanced materials manufacturer. Mr. Kepler holds an undergraduate degree in chemical engineering from the University of California, Berkeley, and serves as a trustee for the Berkeley Foundation. Mr. Kepler is also a member of the U.S. National Infrastructure Advisory Council.

	Key Areas of Expertise/Experience
	• Corporate Responsibility • Risk Management				• Senior Executive/Strategic Leadership • Technology
	Other Public Company directorships in the past five years
	• Teradata Corporation (2007 — present)
	Board/Committee Membership			Attendance(7)
	Board
	Risk			N/A
	Combined Total
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding/Below SOR
	2014	3,000	2,119	5,119	$256,232	($283,768)

Henry H. Ketcham Age: 64 Vancouver, BC Canada Director Since: January 1999 Independent

Mr. Ketcham is the Executive Chairman of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Prior to March 2013, he was the Chairman and Chief Executive Officer of West Fraser Timber Co. Ltd. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

	Key Areas of Expertise/Experience
	• Corporate Responsibility • Government/Public Affairs				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• West Fraser Timber Co. Ltd. (1985 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Human Resources			6 of 6	100%
	Combined Total			18 of 18	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	29,736	86,260	115,996	$5,806,180	$5,266,180
	2013	29,736	78,737	108,473	$4,542,307	$4,092,307

Brian M. Levitt Age: 66 Westmount, PQ Canada Director Since: December 2008 Chairman Since: January 2011 Independent

Mr. Levitt is the non-executive Chairman of the board of directors of the bank and Non-Executive Co-Chair, Osler, Hoskin & Harcourt LLP. Between January 2011 and September 2012, Mr. Levitt was Counsel at Osler, Hoskin & Harcourt LLP, and prior to January 2011, Mr. Levitt was Co-Chair at Osler, Hoskin & Harcourt LLP. Mr. Levitt is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Applied Science degree in Civil Engineering.

	Key Areas of Expertise/Experience
	• Financial Services • Governance				• Legal/Regulatory • Senior Executive/Strategic Leadership
	Other Public Company directorships in the past five years
	• Domtar Corporation (2007 — present) • Talisman Energy Inc. (2013 — present)				• BCE Inc. (1998 — 2011) • Bell Canada (2003 — 2011) (reporting issuer but not listed on a stock exchange)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Corporate Governance (chair)			7 of 7	100%
	Human Resources			6 of 6	100%
	Combined Total			25 of 25	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	30,000	46,167	76,167	$3,812,539	$2,612,539
	2013	30,000	35,697	65,697	$2,751,062	$1,551,062

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     9

Alan N. MacGibbon Age: 57 Oakville, ON Canada Director Since: New Nominee Independent

Mr. MacGibbon was the Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited from June 2011 to September 2013. Mr. MacGibbon was also the Managing Partner and Chief Executive of Deloitte LLP (Canada), formerly Deloitte & Touche LLP, from 2004 to June 2012. From June 2012 to December 2013, Mr. MacGibbon was Senior Counsel to Deloitte LLP (Canada). Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Key Areas of Expertise/Experience
	• Audit/Accounting • Risk Management				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation

Other Public Company directorships in the past five years
• None
	Board/Committee Membership			Attendance
	New Nominee				N/A
Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR/Below SOR
	2014	2,000	nil	2,000	$100,110	($439,890)

Harold H. MacKay Age: 73 Regina, SK Canada Director Since: November 2004 Independent

Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. In March 2007, Mr. MacKay also became non-executive Chairman of Domtar Corporation. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honorary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

	Key Areas of Expertise/Experience
	• Financial Services • Government/Public Affairs				• Legal/Regulatory • Risk Management

	Other Public Company directorships in the past five years
	• Domtar Corporation (2007 — present) • The Mosaic Company (2004 — 2013)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit			8 of 9	89%
	Corporate Governance			7 of 7	100%
	Risk			9 of 9	100%
	Combined Total			36 of 37	97%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	10,000	58,333	68,333	$3,420,408	$2,880,408
	2013	10,000	52,421	62,421	$2,613,879	$2,163,879

Karen E. Maidment Age: 55 Cambridge, ON Canada Director Since: September 2011 Independent Designated Audit Committee Financial Expert (1)

Ms. Maidment is a Corporate Director. From 2007 to 2009, Ms. Maidment was the Chief Financial and Administrative Officer of BMO Financial Group. Prior to that, she was the Senior Executive Vice President and Chief Financial Officer of BMO from 2003 to 2007. Ms. Maidment holds an undergraduate degree in commerce from McMaster University. Ms. Maidment is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Capital Markets/Treasury				• Financial Services • Risk Management

	Other Public Company directorships in the past five years
	• TD Ameritrade Holding Corporation (2010 — present) • TransAlta Corporation (2010 — present)

	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit(5)			5 of 5	100%
	Corporate Governance(5)			4 of 4	100%
	Human Resources(8)			2 of 2	100%
	Risk (chair)			9 of 9	100%
	Combined Total			32 of 32	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	11,590	13,143	24,733	$1,238,010	$698,010
	2013	11,590	7,887	19,477	$ 815,599	$365,599

10    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Bharat B. Masrani(9) Age: 57 Toronto, ON Canada Director Since: New Nominee Non-Independent(6)

Mr. Masrani is the Chief Operating Officer of the bank. Prior to July 1, 2013, Mr. Masrani was the Group Head, U.S. Personal and Commercial Banking of the bank from 2007 and served as Vice Chair and Chief Risk Officer of the bank from 2005 to 2006 and Vice Chair, Corporate Office, of the bank from 2006 to 2007. Mr. Masrani holds an undergraduate degree in administrative studies from York University and a master’s degree in business administration from the Schulich School of Business, York University.

Key Areas of Expertise/Experience
	• Financial Services • Government/Public Affairs				• Risk Management • Senior Executive/Strategic Leadership
Other Public Company directorships in the past five years
• TD Ameritrade Holding Corporation (2013 — present)
	Board/Committee Membership			Attendance
	New nominee			N/A
Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	For required and actual share ownership as an executive, see the share ownership table on page 35.
	2014	257,414	230,422	487,836

Irene R. Miller Age: 61 New York, NY U.S.A. Director Since: May 2006 Independent Designated Audit Committee Financial Expert(1)

Ms. Miller is the Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

	Key Areas of Expertise/Experience
	• Audit/Accounting • Capital Markets/Treasury				• Financial Services • Marketing/Brand Awareness
	Other Public Company directorships in the past five years
	• Coach, Inc. (2001 — present) • Inditex, S.A. (2001 — present)				• Barnes & Noble, Inc. (1995 — 2012)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Audit			9 of 9	100%
	Combined Total			21 of 21	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	20,000	51,231	71,231	$3,565,468	$3,025,468
	2013	20,000	44,555	64,555	$2,703,241	$2,253,241

Nadir H. Mohamed Age: 57 Toronto, ON Canada Director Since: April 2008 Independent

Mr. Mohamed was the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company, from March 2009 to December 2013. Prior to that, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

	Key Areas of Expertise/Experience
	• Marketing/Brand Awareness • Senior Executive/Strategic Leadership				• Talent Management & Executive Compensation • Technology
	Other Public Company directorships in the past five years
	• Rogers Communications Inc. (2005 — 2013)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Human Resources			6 of 6	100%
	Combined Total			18 of 18	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	6,600	32,173	38,773	$1,940,783	$1,400,783
	2013	6,600	27,079	33,679	$1,410,308	$ 960,308

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     11

Wilbur J. Prezzano Age: 73 Charleston, SC U.S.A. Director Since: April 2003 Independent

Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

	Key Areas of Expertise/Experience
	• Governance • Marketing/Brand Awareness				• Senior Executive/Strategic Leadership • Talent Management & Executive Compensation
	Other Public Company directorships in the past five years
	• EnPro Industries, Inc. (2006 — present) • Roper Industries, Inc. (1997 — present)				• Snyder’s — Lance, Inc. (1998 — present) (formerly Lance, Inc.) • TD Ameritrade Holding Corporation (2006 — present)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Corporate Governance			7 of 7	100%
	Human Resources (chair)			6 of 6	100%
	Combined Total			25 of 25	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	2,000	89,258	91,258	$4,567,919	$4,027,919
	2013	2,000	80,385	82,385	$3,449,872	$2,999,872

Helen K. Sinclair Age: 62 Toronto, ON Canada Director Since: June 1996 Independent

Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a provider of broadcast and webcast services for businesses. She is the former President of the Canadian Bankers Association and a former director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

	Key Areas of Expertise/Experience
	• Financial Services • Governance				• Government/Public Affairs • Risk Management
	Other Public Company directorships in the past five years
	• Davis + Henderson Corporation (2004 — present) (formerly Davis + Henderson Income Fund) • EPCOR Utilities Inc. (2008 — present) (reporting issuer but not listed on a stock exchange)
	Board/Committee Membership			Attendance
	Board			12 of 12	100%
	Human Resources			6 of 6	100%
	Risk			9 of 9	100%
	Combined Total			27 of 27	100%
	Equity Ownership
	Year(2)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(4)	Amount Exceeding SOR
	2014	30,804	48,158	78,962	$3,952,443	$3,412,443
	2013	30,118	44,169	74,287	$3,110,768	$2,660,768

Notes:

(1)	As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the U.S. Securities and Exchange Commission.

(2)

Common share and DSU amounts are as of January 23, 2014 and January 24, 2013, the respective information dates of this and last year’s management proxy circulars. However, the numbers of common shares and DSUs have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split.

(3)	Total includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.

(4)

For 2014, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2013 ($100.11); and for 2013, securities held were valued at the closing price of common shares on the TSX on December 31, 2012 ($83.75), in each case as adjusted to take into account the impact of the new shares issued as a result of the bank’s January 31, 2014 stock dividend.

(5)	Joined the committee on April 4, 2013.

(6)

Because of their positions, W. Edmund Clark, Group President and Chief Executive Officer of the bank, and Bharat B. Masrani, Chief Operating Officer of the bank, are not considered to be “independent” under our policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and are “affiliated” under the Bank Act.

(7)	Joined the board and risk committee on December 4, 2013.

(8)	Stepped down from the committee on April 4, 2013.

(9)	In April 2013, the board, on recommendation of the HRC, announced its intention that Bharat B. Masrani will become Group President and Chief Executive Officer of the bank on November 1, 2014.

12    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

The following chart consolidates the four “key areas of expertise/experience” set out above for each director nominee:

Skills/Experience	Audit/ Account ing	Capital Markets/ Treasury	Corporate Respon sibility	Financial Services	Gover nance	Govern ment/ Public Affairs	Legal/ Regulatory	Marketing/ Brand Awareness	Risk Manage ment	Senior Executive/ Strategic Leadership	Talent Management & Executive Compensation	Techno logy
Director
William E. Bennett	•			•					•	•
John L. Bragg	•							•		•	•
Amy W. Brinkley				•	•			•	•
W. Edmund Clark				•		•			•	•
Colleen A. Goggins			•					•		•	•
David E. Kepler			•						•	•		•
Henry H. Ketcham			•			•				•	•
Brian M. Levitt				•	•		•			•
Alan N. MacGibbon	•								•	•	•
Harold H. MacKay				•		•	•		•
Karen E. Maidment	•	•		•					•
Bharat B. Masrani				•		•			•	•
Irene R. Miller	•	•		•				•
Nadir H. Mohamed								•		•	•	•
Wilbur J. Prezzano					•			•		•	•
Helen K. Sinclair				•	•	•			•

Additional Information about Current Directors Not Standing for Election

Mr. Hugh J. Bolton, an independent director who has served as a director of the bank since April 2003, will not be standing for re-election at the meeting. Mr. Bolton is the non-executive Chair of the board of directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired non-executive Chairman of Matrikon Inc. and the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. Mr. Bolton is also a director of the Canadian National Railway Company, Capital Power Corporation, EPCOR Utilities Inc. (a reporting issuer but not listed on a stock exchange), Teck Resources Ltd. (formerly Teck Cominco Limited) and Westjet Airlines Ltd. Mr. Bolton is a designated audit committee financial expert and, in the 12 months ended October 31, 2013, Mr.  Bolton attended 11 of 12 board meetings, 8 of 9 audit committee meetings and 9 of 9 risk committee meetings.

CONTINUING EDUCATION OF DIRECTORS

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the board and its committees and the contribution expected of individual directors. Presentations are regularly made to the board on different aspects of our operations, and periodically on topical areas, to assist directors in fulfilling their responsibilities. In addition to training and education for the full board, there is specialized training for committees as required or desirable.

As part of their continuing education, the directors participate in in-depth sessions or “deep dives” as well as an annual two-day off-site strategy session on different business, economic, enterprise and regulatory topics. Each deep dive includes an element of general education as context for the discussions (e.g., the industry, competitors, trends, and risks/opportunities). Directors also have access to management to understand and keep up-to-date with the bank’s businesses and for any other purposes that may help them fulfill their responsibilities.

As well, directors are canvassed on specific topics, trends or best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. Examples of topics covered in fiscal 2013 are included in the chart below. It is the expectation that all non-management board members receive sufficient continuing education to be effective in their roles.

THE TORONTO-DOMINION BANK        PROXY CIRCULAR     13

Directors have other opportunities, outside of bank-scheduled education sessions, to meet additional members of senior management through participation in the bank’s Build for the Future program, a leadership development program for management. Directors also receive periodic reports summarizing significant regulatory developments and corporate governance matters of general interest. Finally, all directors have been enrolled as members in the Institute of Corporate Directors (ICD), giving them access to ICD publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. The bank reimburses directors’ expenses for outside education sessions which they are encouraged to attend.

The following chart summarizes the number of continuing education sessions held in fiscal 2013 and gives examples of topics to illustrate their nature.

Participant	Total Sessions (#)	External Presentations (#)	Examples of Sessions Held
Board of Directors	23	3	• Cross Border Banking • Financial Outlook and Expense Management • Customer Experience • Wealth Management Advisory Services • Digital Banking • TD General Insurance Strategy
Audit Committee	6(1)	1	• Dodd-Frank and Designated Regulatory Reform Enterprise Program • Enhanced Disclosure Task Force Recommendations • Update on Global Regulatory Reform
Risk Committee	10(1)	1	• Risk Data Aggregation and Reporting • Cloud Computing • Evolution of Stress Testing • Emerging Risk • Management of Credit Risk
Human Resources Committee	3	2	• Trends in Executive Compensation • Update on Metrics and Benchmarking

Note:

(1)	Includes two joint sessions of the audit committee and risk committee.

DIRECTOR COMPENSATION

Director compensation is structured to compensate directors appropriately for their time and effort overseeing the effective operation of the bank and to align directors’ interests with those of shareholders. The bank believes in a simple, easy to understand compensation structure and, as such, directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank. The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to ensure that director compensation remains appropriate within the market. Although this review has been conducted each year, no significant changes have been made with respect to director compensation since before the 2008 financial crisis despite a significant increase in the size, scope and complexity of the bank, the changing regulatory landscape, as well as the correlative increase in the complexity of issues, workload, and commitment facing our directors since that time. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

Overseeing the bank’s affairs has become significantly more complex over the past few years. The bank has completed a number of significant transactions that have expanded its U.S. footprint and the scope of its operations, as well as increased both the complexity of the bank and intensity of regulatory oversight and scrutiny. As a result of these transactions, as well as organic growth, the bank’s total assets and revenue have increased by approximately 53% and 86%, respectively, over the past six years. In addition, bank regulators and supervisory authorities in both Canada and the United States have significantly increased the expectations they have of the boards of financial institutions, including the bank, over the past decade and particularly since the 2008 financial crisis.

These factors have led to significant increases in the workload and responsibility placed on our directors. For example, the materials that directors must read in advance of board and committee meetings discuss more complex issues in more detail than was the case only a few years ago. In addition, the directors now spend more time preparing for board and committee meetings and attend a greater number of education and training sessions to continue to be effective in their roles (for details, please refer to the “Director Nominees – Continuing Education of Directors” section of this circular). In addition, since 2008, a number of the bank’s directors sit on more board committees and therefore, on average, attend a greater number of meetings.

In addition, directors in a leadership role on the board have seen a significant increase in their workload as a result of a substantial increase in the number of meetings that the chairman and committee chairs now attend with regulators and supervisors, as well as with other stakeholders. The chairman and committee chairs are expected to proactively engage with the bank’s regulators to engender trust and confidence in the quality of the board’s governance and effective oversight of the bank, as well as to clarify

14    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

expectations, seek guidance, and discuss issues. These directors are also expected to be prepared to speak in-depth about the bank and its operations during these meetings. As a result of these increasing expectations, the chairman and committee chairs must now spend a greater amount of time preparing for and attending meetings with regulators and supervisory authorities, including by reviewing additional materials and meeting more frequently with management.

In light of these factors, in 2013 the corporate governance committee reviewed in depth whether director compensation reflected the enhanced workload and responsibility of the bank’s directors. To assist in this effort and to ensure an independent review, the corporate governance committee retained Hugessen Consulting Inc. (Hugessen) to assess and report on the bank’s director compensation program. Hugessen is an independent consulting firm with extensive director and executive compensation expertise and does not provide other consulting services to the corporate governance committee or any other committee of the board. As part of its engagement, Hugessen assessed the bank’s director compensation program against compensation for directors of other comparable financial institutions, in Canada and the U.S., as well as a group of other similarly-sized Canadian public companies, including looking at changes in the amount and form of compensation over the past decade in these peer groups. Hugessen also communicated with the broader Canadian shareholder community, including shareholders of the bank, to receive and consider their views on this topic. As discussed in greater detail above, Hugessen confirmed in its report that there have been significant operational and regulatory changes affecting financial institutions generally, and the bank in particular, over the past decade and particularly since the 2008 financial crisis.

Taking all these factors, including Hugessen’s assessment and findings, into consideration, the corporate governance committee recommended, and the board of directors approved, an increase in certain elements of director compensation to more appropriately reflect the factors described above and to ensure the bank’s director compensation program remains competitive. The changes will be effective for fiscal 2014.

In addition to its 2013 engagement by the corporate governance committee to assess and report on the bank’s director compensation program, the bank engaged Hugessen in 2013 to conduct expert witness preparation services and attend at court as an expert witness in an employment-related litigation matter. The following table outlines the fees paid to Hugessen for services provided in the last two fiscal years:

	2013		2012
	Director Compensation Related Fees	All Other Fees	Director Compensation Related Fees	All Other Fees
Hugessen Consulting Inc.	$104,194	$87,050	$0	$0

The fees paid to Hugessen in 2013 represented less than 5% of annual revenues for the firm in fiscal 2013.

ELEMENTS OF DIRECTOR COMPENSATION

The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2013, prior to the changes described above, and fiscal 2014, reflecting those changes. Directors who are also employees of the bank or its subsidiaries, such as Mr. Clark and Mr. Masrani, do not receive director compensation.

Annual Cash Retainer	2013	2014
Chairman of the board(1)	$200,000	$200,000
Other directors(2)	$75,000	$90,000
Equity Award(3)
Chairman of the board	$150,000	$200,000
Other directors	$90,000	$110,000
Additional Committee Membership Fees
Chair of the audit committee(4)	$40,000	$50,000
Chair of other board committees(4)	$25,000	$50,000
Additional committee memberships(5)	$15,000	$15,000
Special meeting fee(6)	$1,500	$1,500

Notes:

(1)	Does not receive any committee or special meeting fees.

(2)	Includes any compensation for serving on one committee.

(3)	Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)	Effective fiscal 2014, committee chair fees will be paid 50% in cash and 50% in DSUs.

(5)	Applies to directors who serve on more than one committee. Effective fiscal 2014, committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)	For each special meeting in excess of five special board or committee meetings (in the aggregate) attended during the fiscal year.

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In addition to the fees listed above, directors are entitled to travel fees in recognition of time spent travelling to board and committee meetings. The annual travel fees for 2013 were $10,000 for directors with a principal residence in Québec, $20,000 for directors with a principal residence, in Canada, west of Ontario or east of Québec, and $35,000 for directors with a principal residence in the U.S. For 2014, the annual travel fees have been amended as follows: $10,000 for directors with a principal residence in Québec, $20,000 for directors with a principal residence outside Ontario or Québec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of his or her city of principal residence.

Members of the audit committee are also entitled to receive additional fees for acting as the audit committee of the bank’s Canadian federally regulated financial institution subsidiaries and insurance subsidiaries. For this role, the audit committee chair receives an additional $5,000 and other audit committee members receive an additional $2,500.

Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual cash fees, other than committee chair fees, in the form of cash, common shares and/or DSUs (in all cases, paid quarterly). Effective 2014, committee chair fees will be paid 50% in cash and 50% in DSUs. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional units when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. Units vest immediately and may be redeemed in cash after the director leaves the service of the board.

DIRECTOR SHARE OWNERSHIP REQUIREMENT

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their respective annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their respective first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been achieved. Directors who are also officers are subject to separate share ownership requirements as described on page 35 in the “Approach to Compensation” section of this circular.

The share ownership requirements for non-employee directors, incorporating the changes made for fiscal 2014, are:

•	Chairman of the board: 6 x annual cash retainer (6 x $200,000 = $1,200,000); and

•	Other directors: 6 x annual cash retainer (6 x $90,000 = $540,000).

All non-employee directors (other than Mr. David E. Kepler, who was appointed to the board in December 2013 and who is accumulating equity in accordance with the requirement) have acquired common shares and DSUs, the total value of which exceeds the director share ownership requirement described above. Individual directors’ share ownership levels are set out starting on page 7 in the “Director Nominees” section of this circular.

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during fiscal 2013.

	Annual Fees
Name(1)	Annual Cash Retainer	Additional Committee	Special Meetings	Committee Chairman	Travel Allowance	Total Annual Fees(2)	Share- based awards(3)	All Other Compensation	Total(4)
William E. Bennett(5)	$75,000	$30,000	$9,500	$40,000	$35,000	$189,500	$110,000	$182,034	$481,534
Hugh J. Bolton(6)	$75,000	$15,000	$4,000		$20,000	$114,000	$55,000		$169,000
John L. Bragg	$75,000		$4,000		$20,000	$99,000	$110,000		$209,000
Amy W. Brinkley(7)	$75,000	$7,500	$1,500		$35,000	$119,000	$110,000		$229,000
Colleen A. Goggins	$75,000				$35,000	$110,000	$110,000		$220,000
David E. Kepler(8)							$100,833		$100,833
Henry H. Ketcham	$75,000				$20,000	$95,000	$110,000		$205,000
Brian M. Levitt	$200,000				$10,000	$210,000	$200,000		$410,000
Harold H. MacKay(9)	$75,000	$30,000	$5,500	$12,500	$20,000	$143,000	$110,000		$253,000
Karen E. Maidment(9)(10)	$75,000	$22,500	$4,500	$12,500		$114,500	$110,000		$224,500
Irene R. Miller	$75,000		$4,000		$35,000	$114,000	$110,000		$224,000
Nadir H. Mohamed	$75,000					$75,000	$110,000		$185,000
Wilbur J. Prezzano	$75,000	$15,000		$25,000	$35,000	$150,000	$110,000		$260,000
Helen K. Sinclair	$75,000	$15,000	$1,500			$91,500	$110,000		$201,500
John M. Thompson(11)	$37,500	$7,500				$45,000		$4,619	$49,619

Notes:

(1)

Mr. Clark does not appear in this table as he is an employee-director and a named executive officer of the bank. Mr. Clark does not receive any compensation for serving as a director of the bank or on any bank subsidiary boards (TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.). Details of compensation received by Mr. Clark in his capacity as Group President and Chief Executive Officer of the bank are provided in the “Summary Compensation Table” in the “2013 Performance and Compensation” section of this circular.

(2)	Amounts shown in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Other Annual Fees
William E. Bennett	100% Cash	100% Cash
Hugh J. Bolton	100% Cash	100% Cash
Colleen A. Goggins	100% DSUs	40% Cash, 60% DSUs
Harold H. MacKay	100% Cash	100% DSUs
Helen K. Sinclair	100% Cash	100% Cash

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(3)

DSUs awarded on December 12, 2013 relate to the period from November 1, 2013 to October 31, 2014. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date. The share based awards reflect the adjustment of directors compensation effective for the bank’s 2014 fiscal year described above under “Elements of Director Compensation”.

(4)

The total director compensation awarded in fiscal 2013, which is comprised of the “Total Annual Fees” as disclosed in the “Director Compensation Table” of this circular and equity awarded on December 13, 2012, was $2,944,500.

(5)	All other compensation represents the fees paid to Mr. Bennett for serving as a board member of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A., each a subsidiary of the bank.

Total fees paid to Mr. Bennett for service on these subsidiary boards was composed of: U.S.$50,000 annual director retainer; U.S.$25,000 audit committee chair fee; U.S.$10,000 additional committee membership fee for serving on two committees; U.S.$5,000 travel allowance; and U.S.$1,500 special meeting fees. Mr. Bennett also received an equity grant of U.S.$75,000 on December 17, 2013 in respect of his service on these subsidiary boards.

The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2012 to October 31, 2013 (C$ 1.0198 = U.S.$1.00).

(6)	Mr. Bolton is not standing for re-election at the annual meeting to be held on April 3, 2014 and his equity award was pro-rated accordingly.

(7)	Ms. Brinkley served on two committees for half of fiscal 2013. As such, the additional committee fee was pro-rated.

(8)	Mr. Kepler was appointed as a director on December 4, 2013 and his equity award was pro-rated accordingly.

(9)

Mr. MacKay served as risk committee chair for half of fiscal 2013, and Ms. Maidment served as risk committee chair for the other half of fiscal 2013. As such, the risk committee chairman fee was pro-rated for each of Mr. MacKay and Ms. Maidment.

(10)	Ms. Maidment served on three committees for half of fiscal 2013. As such, the additional committee fee was pro-rated.

(11)

Mr. Thompson did not stand for re-election at the annual meeting held on April 4, 2013 and his annual fees were pro-rated accordingly. The total amount reported in “All Other Compensation” consists of the home security and wellness amounts related to his duties as a director and former chairman of the board.

EQUITY TABLE

As of December 2001, the bank stopped issuing stock options to non-employee directors as part of their director compensation. All options that were awarded have been exercised.

Messrs. Bennett and Prezzano currently each hold options to purchase 4,264 common shares that were received in connection with the privatization of TD Banknorth Inc. on April 20, 2007, wherein certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire common shares. The number of common shares following the conversion was calculated in accordance with the merger agreement relating to the privatization. Messrs. Bennett and Prezzano received their TD Banknorth Inc. options as director compensation for service on the boards of TD Banknorth Inc. and TD Banknorth N.A. The number of options held by Messrs. Bennett and Prezzano have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split.

The following table sets out the relevant information regarding options granted to each of Messrs. Bennett and Prezzano which are currently outstanding:

Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(1) ($)	Option Expiration Date	Value of Unexercised In-the-money Option-based Awards(2) ($)
William E. Bennett	2,132	U.S.$28.690	May 24, 2015	C$41,792
	2,132	U.S.$27.555	May 9, 2016	C$44,366
Total	4,264			C$86,157
Wilbur J. Prezzano	2,132	U.S.$28.690	May 24, 2015	C$41,792
	2,132	U.S.$27.555	May 9, 2016	C$44,366
Total	4,264			C$86,157

Note:

(1)

The number of options have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two-for-one stock split.

(2)

Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price in U.S. dollars of common shares on the New York Stock Exchange on December 31, 2013, which was U.S.$94.24 (adjusted to take into account the impact of the new shares issued as a result of the bank’s January 31, 2014 stock dividend) and the exercise price of the option. The exchange rate used to convert the U.S. dollar value of unexercised in-the-money option-based awards into Canadian dollars was the Bank of Canada exchange rate on December 31, 2013 (C$1.00 = U.S.$0.9402).

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CORPORATE GOVERNANCE

The board of directors is committed to acting in the best interests of the bank and its shareholders. The board fulfills its role directly and through committees to which it delegates certain responsibilities. The board and its committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.

REPORT OF THE BOARD OF DIRECTORS

The board’s responsibilities are set out in its charter (see “Board Mandate” in Schedule B to this circular for details).

The board’s activities each year are conducted under the board charter and the board believes that it has fulfilled its responsibilities in fiscal 2013. In carrying out these responsibilities, the board as a whole particularly focused on the following initiatives:

•

Succession Planning: The appointment of the CEO of the bank is a critical part of the board’s responsibility to oversee the effective operation of the bank. In April 2013, the board, on recommendation of the HRC, announced its intention that Mr. Bharat B. Masrani would serve as Chief Operating Officer beginning July 1, 2013 and will become Group President and CEO on November 1, 2014. Mr. Masrani has worked in a variety of increasingly senior positions in the bank, including as its Chief Risk Officer. Prior to his appointment as Chief Operating Officer, Mr. Masrani was the President and Chief Executive Officer of TD Bank, America’s Most Convenient Bank as it grew to become a top 10 U.S. bank. As part of this ongoing succession planning process, the board also announced a series of senior executive appointments that defined the team who will lead the bank going forward. For further information on the HRC’s role on succession planning and talent management, see the “Report of the Human Resources Committee” section of this circular.

•

Strategy: As part of its responsibility to oversee the execution and fulfillment of the bank’s strategy, the board spent considerable time reviewing the bank’s strategic plans with management, including by evaluating the impact that current and forecasted global economic conditions and political and regulatory considerations are likely to have on the bank’s performance and medium term outlook. Its review also focused on the strategic implications of new and potentially disruptive technologies and business models for the bank’s competitive position. The board understands that strategic decisions impact the bank’s growth and long-term value, which are of critical importance to shareholders. As such, the board regularly engages management in constructive dialogue, providing appropriate challenge and guidance to management and, where appropriate, approves strategic alternatives and plans. In 2013, the board approved the bank’s 2014 Integrated Plan, including the Long Term Strategic Plan.

•

Transactions: As part of its responsibility to oversee strategic planning at the bank, the board considered a number of possible expansion opportunities in 2013 and approved certain of the potential transactions it reviewed, including the establishment of a new agreement with Aimia Inc., pursuant to which the bank has become the primary credit card issuer for Aeroplan and the acquisition of Epoch Holding Corporation and its wholly-owned subsidiary Epoch Investment Partners, Inc., a New York-based asset management firm.

•

Risk Management: The board’s responsibilities include satisfying itself that the bank has sufficient capital and liquidity, that the assets of the bank are protected, and that the bank’s risk culture, compensation policies and practices, and control functions are such that the bank is operated within the confines of its board approved risk appetite. In 2013, this included considerable focus on the bank’s risk appetite and, upon the recommendation of the risk committee, the board approved the risk appetite statement. In addition, the board reviewed and discussed the bank’s enterprise-wide stress testing, including the impacts of the stress tests on the bank’s capital and earnings.

Set out below are reports of the corporate governance, audit and risk committees outlining their key charter responsibilities and highlighting certain tasks performed by each committee during fiscal 2013. The “Report of the Human Resources Committee” and information on executive compensation at the bank follows. In addition, the bank has provided detailed disclosure in Schedule B to this circular of its corporate governance practices in accordance with the rules adopted by the Canadian securities regulatory authorities. Additional information relating to corporate governance at the bank may be found on our governance website at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The corporate governance committee, chaired by the chairman of the board, is responsible for developing the bank’s corporate governance principles aimed at fostering a healthy governance culture at the bank.

The committee’s charter responsibilities include:

•

Reviewing: the competencies and skills of the board, its committees and potential candidates for membership on the board; the compensation of the directors of the bank; the bank’s policies in respect of ethical personal and business conduct; the bank’s corporate governance principles; criteria for selecting new directors; and the board’s approach to director independence.

•	Overseeing: the bank’s communications with its shareholders, other interested parties and the public through a communication policy that is both proactive and responsive.

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•

Monitoring: regulatory developments, trends and guidance in corporate governance; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the board, its committees, committee chairs and the chairman of the board.

•	Recommending: an appropriate structure and composition of the board and its committees to the board.

•	Identifying: individuals qualified to become board members and recommending to the board the director nominees for the next annual meeting of common shareholders of the bank.

The committee believes that it has fulfilled its responsibilities in fiscal 2013. In carrying out these responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance processes and practices:

•

Board Composition: Each year, the committee carefully examines the composition of the board, including issues relating to its size, expertise and capabilities and considers factors such as age, geographic, professional, and industry representation. In this regard, there is a focus on the promotion of diversity on the board, including the advancement of women and minorities. During 2013, the committee undertook a broad search for a new director with significant technology experience and recommended that the board appoint Mr. David E. Kepler as a new director and member of the risk committee. The committee also sought a new director with audit/accounting experience in light of the retirement of Mr. Hugh J. Bolton from the board at the meeting. Mr. Alan N. MacGibbon was recommended by the committee and has been nominated by the board for election as a director by the shareholders at the meeting. Each of Messrs. Kepler and MacGibbon are seen as excellent candidates due in part to the expertise and experience they have acquired in their careers at complex and sophisticated organizations that are located in the bank’s two major geographies. As noted above, the board announced its intention that Mr. Bharat B. Masrani will become Group President and Chief Executive Officer, TD Bank Group on November 1, 2014. In that regard, Mr. Masrani was recommended by the committee and has been nominated by the board for election as a director by shareholders at the meeting. Messrs. Kepler’s, MacGibbon’s and Masrani’s skills, qualifications and backgrounds will be valuable additions to the board and will enhance the board’s ability to meet its responsibilities. In addition, a number of directors will retire from the board over the next few years which will result in the need to appoint additional directors before incumbents retire.

•

Director Compensation: Each year the committee reviews all aspects of director compensation to satisfy itself that it is structured to appropriately compensate directors for their time and effort overseeing the effective operation of the bank, remains appropriate in the marketplace, and aligns directors’ and shareholders’ interests. In 2013, the committee reviewed the bank’s director compensation program in depth and recommended to the board an increase in certain elements of director compensation. See the “Director Compensation” section of this circular for details.

•

Committee Chair Succession: The committee regularly reviews succession plans for the board, chairman of the board, and committee chairs. During 2013, the committee spent considerable time discussing the structure and composition of the committees of the board, including succession planning for the committee chairs. The committee recommended a one-year extension to the term of Mr. Wilbur J. Prezzano as chair of the HRC.

•

Regulatory Requirements: The committee is responsible for keeping abreast of the latest regulatory requirements, trends and guidance related to corporate governance and updating the board on corporate governance issues as necessary. During 2013, the expectations of regulators of the bank, various supervisory bodies, and other stakeholders all continued to increase and the committee engaged in considerable discussion related to the ways in which the committee, other committees of the board, and the board as a whole meet those expectations. In particular, the committee oversaw the implementation of the Office of the Superintendent of Financial Institutions’ (OSFI) revised Corporate Governance Guideline which communicates OSFI’s expectations with respect to corporate governance of federally-regulated financial institutions.

•

Corporate Responsibility: The committee is responsible for keeping abreast of international trends and best practices in corporate disclosure of non-financial performance, for reviewing and assessing the bank’s corporate responsibility strategy and reporting, including monitoring its environmental and social performance, and for updating the board on environmental and social issues, as necessary. During 2013, the committee reviewed and discussed the bank’s Corporate Responsibility Report with management, and received a report on the bank’s relative performance in various rankings and ratings as well as an update on progress in setting corporate responsibility goals and targets.

•

Ombudsman: The committee is responsible for monitoring the functions of the bank’s ombudsman, including receiving reports on the activities of the Office of the Ombudsman, and discussing any issues with the bank’s ombudsman. In 2013, the committee discussed progress made by retail business leaders in the development of initiatives to take the bank to “best in class” complaint resolution. In that regard, the committee reviewed and approved the Complaint-Handling and Disclosure of Information to Customers Policy.

The board and its committees regularly evaluate and improve the corporate governance policies and procedures of the bank. For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular.

The committee is composed entirely of independent directors. In fiscal 2013, the committee met seven times. As at October 31, 2013, the following individuals served as members of the corporate governance committee:

Brian M. Levitt (chair) — member since 2010	Wilbur J. Prezzano — member since 2012

William E. Bennett — member since 2012	Karen E. Maidment — member since 2013

Harold H. MacKay — member from 2005-2008 and since 2012

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REPORT OF THE AUDIT COMMITTEE

The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting. This includes oversight over the integrity of the bank’s financial controls and effectiveness of the internal and external audit functions. Members of the committee are expected to be financially literate or willing and able to acquire the necessary knowledge quickly. In addition, at least one member of the audit committee must be a financial expert, as defined in applicable regulatory requirements. The board has determined that there are currently four audit committee members who have the attributes of an audit committee financial expert (William E. Bennett, Hugh J. Bolton, Karen E. Maidment and Irene R. Miller).

The committee’s charter responsibilities include:

•

Overseeing: reliable, accurate and clear financial reporting to shareholders; the bank’s internal controls – the necessary checks and balances must be in place; and the establishment and maintenance of processes that ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies.

•

Listening: to the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer and global anti-money laundering officer, and evaluating the effectiveness and independence of each.

•	Recommending: to the board for recommendation to the shareholders the appointment of the shareholders’ auditor and approving its remuneration.

•

Acting: as the bank’s conduct review committee fulfilling the responsibilities under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest; and as the audit committee and conduct review committee for certain subsidiaries of the bank that are federally-regulated financial institutions and insurance companies.

The committee meets regularly without members of management present, and separately with each of the shareholders’ auditor, chief executive officer, chief financial officer, chief auditor, chief compliance officer and global anti-money laundering officer.

The committee believes that it has fulfilled its responsibilities in fiscal 2013. In carrying out these responsibilities, the committee particularly focused on the following initiatives:

•

Oversight of Internal Controls including Internal Control Over Financial Reporting: As part of the committee’s oversight responsibility for the effectiveness of the bank’s internal controls, the committee spent a considerable amount of time reviewing and monitoring key internal control issues, the associated risks, and the status of corrective actions. Updates on the status of major projects, effectiveness of key controls, emerging risks and enterprise-wide themes were provided to the committee regularly by the bank’s chief auditor throughout the year. The committee also reviewed information with respect to testing of internal control over financial reporting and the results thereof. The committee also engaged with management numerous times with regard to the bank’s insurance businesses. The committee approved the internal audit plan and budget for the year.

•

Oversight of Shareholders’ Auditor: The committee oversees the shareholders’ auditor, including reviewing and evaluating its performance, qualifications, skills, resources and independence. As part of this responsibility, the committee conducted an annual assessment of service quality of the shareholders’ auditor and received updates on the resulting action plans. The committee also reviewed and discussed the annual independence report of the shareholders’ auditor and received updates from the shareholders’ auditor on accounting and auditing developments as well as current topics relevant to audit committees.

•

International Financial Reporting Standards (IFRS) and Regulatory Requirements, including Disclosures: As part of the committee’s responsibility to oversee reliable, clear and accurate financial reporting to shareholders, the committee oversaw the reporting under IFRS, including the bank’s implementation of the new standards under IFRS Phase II. In addition, the committee spent time understanding and reviewing enhanced disclosures mandated by OSFI (based on the 32 Enhanced Disclosures Task Force recommendations) and by the U.S. Securities and Exchange Commission under the Industry Guide III. The committee also monitored the correspondence between regulators and the bank related to financial reporting.

•

Compliance: The committee oversees the establishment and maintenance of processes and policies that ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies. As part of this responsibility, the committee reviews and discusses new laws and rules applicable to the bank. In 2013, the committee received updates on the implementation of the U.S. Dodd-Frank Wall Street Reform and Consumer Reform Act, the U.S. Foreign Account Tax Compliance Act, and Canadian Anti-Spam Legislation. The committee also approved and oversaw the implementation of a new enterprise-wide Global Privacy Policy.

•

Anti-Money Laundering/Anti-Terrorist Financing (AML/ATF): The committee oversees the bank’s AML/ATF program that is designed to ensure the bank is in compliance with the laws and regulations that apply to it as well as its own policies. As part of this responsibility, the committee reviews and approves the Global AML Department’s annual plan, including the Global AML strategic priorities. The committee was actively engaged in overseeing the execution of these priorities and, in that regard, reviewed and discussed regular reports by the global anti-money laundering officer.

For further information on the audit committee, see the discussion starting on page 22 under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” of the bank’s 2013 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

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The committee is composed entirely of independent directors. In fiscal 2013, the committee met nine times, including two joint sessions with the risk committee. As at October 31, 2013, the following individuals served as members of the audit committee:

William E. Bennett (chair) — member since 2005	Harold H. MacKay — member since 2010

John L. Bragg — member since 2004	Karen E. Maidment — member since 2013

Hugh J. Bolton — member from 2003-2009 and since 2011	Irene R. Miller — member since 2006

REPORT OF THE RISK COMMITTEE

The risk committee is responsible for overseeing the management of the bank’s risk profile and the implementation of a sound risk management system throughout the organization. The committee approves enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite, reinforce the bank’s risk culture, and monitor the management of risks and risk trends.

The committee’s charter responsibilities include:

•

Approving: the bank’s enterprise risk framework and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage the risk to which the bank is exposed, including the bank’s major risk categories: market, operational, liquidity, credit, capital adequacy, regulatory and legal, reputational, and insurance.

•	Identifying and Monitoring: top and emerging risks for the bank identified in presentations and regular reports to the committee, and evaluating the management and mitigation of those risks.

•	Reviewing: the bank’s risk appetite and related metrics for approval by the board and ongoing review of the bank’s risk profile against approved risk appetite metrics.

•	Providing: a forum for analysis of an enterprise-wide view of risk, including considering trends and emerging risks.

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present.

The committee believes that it has fulfilled its responsibilities in 2013. The committee, together with the full board of directors, has been, and will continue to be, focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.

Highlights of the committee’s work in fiscal 2013 include:

•

Enterprise Risk and Risk Appetite Frameworks: The committee reviewed and approved the bank’s enterprise risk and risk appetite frameworks, which continue to further integrate the risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk and its risk tolerances. In addition, the committee recommended the bank’s risk appetite statement to the board for approval. The committee also reviewed Risk Management’s assessment of the bank’s risk performance against the risk appetite statement as a key consideration in the decision making process for senior management compensation. The committee continues to oversee the further enhancement and development of risk frameworks for all of the bank’s major risk categories.

•

Governance, Risk and Control: The committee is committed to monitoring the effectiveness and sustainability of the bank’s governance, risk and control framework. In this regard, the committee reviewed and approved the bank’s Crisis Management Recovery Plan. The committee also reviewed the technology risk management and information security program and participated in a number of discussions that covered, among other matters, management’s oversight of risks relating to cyber-security, cloud computing and the management and implementation of enhanced external and internal fraud controls. The committee also reviewed management self-assessments relating to the risk governance provisions of OSFI’s Corporate Governance Guideline, supplier risk management leading industry practices and regulatory requirements, risk data aggregation reporting, and enhancements to the bank’s enterprise operational risk management framework. The committee also participated in several reviews of the bank’s market risk practices as a result of related external industry events.

•

Emerging Risk: The committee oversaw the further development of a formal emerging risk identification framework, which provides for the committee’s active involvement through contributing to, and being informed of, the inventory of emerging risks affecting the bank. The committee received emerging risk updates and participated in a number of discussions regarding emerging risk, including a session facilitated by an external subject matter expert. The committee considered and discussed the potential impact of global risk concerns, as well as European economic uncertainty and U.S. political and economic developments on the bank’s risk profile, capital and liquidity requirements.

•

Risk Management Activities: Over the course of the year, the committee reviewed a number of presentations on risk management activities, including compliance with risk management policies and risk limits, reports relating to the internal capital assessment process, the results of enterprise risk stress testing to identify and assess bank specific risks, inform risk tolerances and support strategic decisions, and an in-depth review of the bank’s credit portfolio. The committee also requested and participated in a number of presentations from management on issues of specific relevance, such as Canadian real estate and household debt, interest rate risks, real estate secured lending, and a methodology and approach for determining appropriate concentration limits for particular asset classes.

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•

Risk Management Reports: In addition to reviewing the quarterly enterprise risk dashboards, the committee approved further enhancements in 2013 to ensure alignment with changes to the bank’s risk appetite framework. The committee also received updates on the management of the bank’s major risk types and reports on any significant exposures relating to the major risk types as well as the bank’s risk exposure across the organization. As part of the committee’s assessment of the effectiveness of the Risk Management function, it considered the results of the Risk Management annual self-assessment. In addition, the committee considered the results of reviews by the bank’s regulators and supervisors relating to the bank’s risk management function and activities and oversaw management’s actions in response.

For more information on how the bank manages risk, please see the discussion beginning on page 70 of the bank’s 2013 MD&A (www.td.com/investor/index.jsp).

The committee is composed entirely of independent directors. In fiscal 2013, the committee met nine times, including two joint sessions with the audit committee and one joint session with the HRC. As at October 31, 2013, the following individuals served as members of the risk committee:

Karen E. Maidment (chair) — member since 2011	Colleen A. Goggins — member since 2012

William E. Bennett — member since 2004	Harold H. MacKay — member since 2004

Hugh J. Bolton — member from 2003-2009 and since 2012	Helen K. Sinclair — member from 2002-2004 and since 2010

Amy W. Brinkley — member since 2010

22    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

HUMAN RESOURCES COMMITTEE

LETTER TO SHAREHOLDERS

Dear Shareholder,

Since 2010, shareholders have had an opportunity to vote on the bank’s approach to compensation disclosed in the management proxy circular at our annual meeting. TD is committed to transparency when communicating with investors, and we believe that clear and comprehensive disclosure is critical to allowing shareholders to make an informed vote.

The “Compensation Discussion and Analysis” section of this circular includes extensive disclosure of the bank’s approach to compensation. As you consider your advisory vote on executive compensation (say-on-pay) this year, we would like to draw your attention to the following highlights:

2013 PERFORMANCE AND COMPENSATION

As highlighted by the table, TD continued to
deliver solid financial results in 2013, despite a
challenging operating environment. These results
were once again driven by our North American
retail businesses which delivered 91% of the
bank’s adjusted earnings this year.

The bank delivered adjusted earnings(1) of $7,158
million, a new high including record performance
in Canadian personal and commercial banking,
wealth and U.S. personal and commercial
banking, with each of these businesses growing
earnings by more than 10%. Total bank earnings
were impacted by challenges in the insurance
business where significant charges were incurred
associated with severe weather related events and
increased general insurance charges.

During the year, the bank provided a total return
to shareholders of 22.3%, including two dividend
increases which saw total dividends paid increase
by 12% over the previous year. In addition, the

Performance Measure(1)	2013	Comment(2),(3)
Net Income After Tax (NIAT) (in millions)	$7,158	1% growth 12.8% 5-year CAGR
Earnings Per Share Growth	0.4%	6.5% ex. Q3 insurance charges 8.8% 5-year CAGR Target of 7 to 10% over medium term
Total Shareholder Return (TSR) (at October 31, 2013)	22.3%	Median position amongst Cdn and NA peers
Return on Risk Weighted Assets	2.50%	2.40% Cdn peer average
Customer Experience Index (CEI)(4)	32.0%	Flat to 2012 results Below target of 32.6%

Notes:

(1)       Performance measures that include an earnings component are based on TD’s full-year adjusted results, which differs from reported results, as explained in “How the Bank Reports” on page 8 of the 2013 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items. For further information, see note 1 on page 39 of this circular.

(2)       Canadian bank peers include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce. North American peers also include PNC Financial and U.S. Bancorp.

(3)       Five-year CAGR is the compound annual growth rate calculated from 2008 to 2013 on an adjusted basis. The calculation of growth rates include balances in accordance with Canadian GAAP for the 2009 to 2010 financial years and balances in accordance with IFRS for 2011 to 2013.

(4)       CEI is a measurement program that tracks TD customers’ loyalty and advocacy.

bank continued to be recognized as a leader in customer satisfaction and convenience with numerous awards, including TD Canada Trust being named the leader in customer satisfaction among the big five Canadian banks for the eighth year in a row, and TD Bank, America’s Most Convenient Bank being named the leader in retail banking customer satisfaction in Florida, both by J.D. Power and Associates.

When determining compensation, the HRC considers results on financial and non-financial performance measures, including those outlined above, as well as risks taken by the bank to achieve the results during the year. In 2013, the annual review conducted by the chief risk officer confirmed that all business segments operated in accordance with the enterprise risk appetite that was approved by the risk committee of the board.

As indicated above, the bank’s financial and non-financial performance, while strong, did not achieve all of the financial and non-financial objectives that were established for fiscal 2013. In addition, the bank did not outperform peers in a manner consistent with previous years. As a result, and after considering the CEO’s personal performance and results for the broader population, the board approved total direct compensation for Mr. Clark of $10.3 million, a decrease of 4% from 2012 compensation and 6% below target compensation of $11 million.

TD’S APPROACH TO COMPENSATION

TD’s strategy is to produce long-term profitable growth by building great franchises and delivering value to our customers, shareholders, and communities. To ensure alignment with this strategy, the key performance metrics in the incentive plan for the CEO and his direct reports include net income after tax and a measure of our customers’ experience. The net income measure ensures that executives are focused on the bottom line and producing profitable growth. Similarly, the bank is a retail focused organization that differentiates itself by being a leader in customer experience and convenience. Including a customer experience measure in our incentive plans ensures that our executives remain focused on the customer while generating profitable growth.

In addition to the key performance metrics outlined above, the performance of the bank relative to a peer group of similarly sized North American financial institutions is an important consideration when determining final compensation awards. This allows us to appropriately align pay with performance taking into account external market conditions and how competitor organizations performed.

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A key to the success of our compensation system is that we rely on judgment. We do not believe that there is a perfect formula for achieving the right outcome, so we make sure that the committee, and ultimately the board, has the ability to apply discretion to achieve the right outcomes. We use discretion to account for risk related issues, as well as unexpected or unanticipated internal or external developments. This year, the HRC applied negative discretion to awards calculated under the incentive plan to account for the difference between assumptions regarding the external environment at the time targets were set and actual experience during the year. This discretion was used to offset the impact of unexpected improvements in credit losses that were experienced across the industry. A more formulaic approach to compensation would have resulted in awards that were higher than we believe was appropriate in these circumstances.

RISK AND COMPENSATION

A key objective of the Financial Stability Board (FSB) principles for sound incentive compensation practices is the alignment of compensation with risk outcomes over time. In line with this principle, we have integrated consideration of risk throughout key compensation processes, including the determination of incentive compensation pools and individual compensation awards at year-end, and prior to the maturity of deferred compensation that is awarded in share units that vest after three years.

Since 2009, as part of the year-end decision making process used to determine aggregate incentive compensation pools, the board has assessed the performance of the bank against the bank’s risk appetite. This assessment is completed by the chief risk officer and considers both performance during the year for the purpose of contemplating risk adjustments to annual compensation, as well as performance over a three-year period for the purpose of contemplating risk adjustments to previously granted deferred compensation. The results of the assessments are discussed in a joint session of the risk and human resources committees, and the human resources committee makes final decisions regarding appropriate risk adjustments.

In addition to the risk assessments described above, all of our executives are individually assessed against objectives that include consideration of risk and control behaviours. This detailed bottom-up approach allows the bank to consider whether the actions of individuals resulted in concerns related to risk and control activities within their respective sphere of responsibility. The circumstances for each of these individuals is documented thoroughly, and undergoes a comprehensive review by senior management including the chief risk officer and the group head, legal, compliance, anti-money laundering and general counsel to help ensure all significant issues are considered. Where appropriate, performance ratings and compensation awards are adjusted to reflect the circumstances noted. The HRC receives detailed reporting on the process and outcomes of this bottom up review enabling us to provide oversight of such adjustments.

This multifaceted approach ensures that compensation awarded annually is aligned to risk both in the aggregate, and on an individual basis, and that deferred compensation appropriately considers risk outcomes during the deferral period.

GOVERNANCE AND REGULATORY ALIGNMENT

The bank is committed to ensuring that the approach to compensation continues to operate effectively and remains aligned with evolving regulatory requirements and industry best practices. Each year, the bank’s practices and key controls go through a rigorous internal audit, and periodically the HRC engages an external advisor to review the bank’s material compensation plans and practices for alignment with the expectations articulated by the bank’s regulators. In 2013, an independent compensation consulting firm completed this review and concluded that the bank was in material alignment with FSB principles, U.S. Federal Reserve Board’s guidance on sound compensation practices, and the United Kingdom’s Prudential Regulation Authority’s remuneration code.

CONCLUSION

Communication and open dialogue are important to our ongoing evaluation of the effectiveness of our compensation programs and compensation decisions. We welcome your feedback on our approach to compensation and any related questions you may have ahead of the advisory vote. We invite you to write to us c/o TD Shareholder Relations at the following e-mail address: tdshinfo@td.com. E-mails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

We believe the approach to compensation outlined in this circular is aligned to and supports the bank’s strategy, which has proven to be effective through what continues to be a challenging operating environment. In addition, as we have demonstrated over the past several years, we will continue to re-evaluate our practices, and make changes, as required to ensure that we have the right approach for the bank, and for you, our shareholders.

Brian Levitt	Bill Prezzano
Chairman of the Board	Chair of the Human Resources Committee

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REPORT OF THE HUMAN RESOURCES COMMITTEE

Highlights:

•	The committee oversees the bank’s compensation, retirement and benefits programs as well as talent management and succession planning.

•	The committee utilizes independent advisors to assist in executing its compensation related responsibilities.

•

In addition to overseeing the compensation program for senior executives, the committee discusses programs for the broader employee population, including approval of material employee compensation plans, as well as discussion of significant or strategically important compensation investments, broad based retirement (including defined benefit pension plans and defined contribution plans) and benefit programs.

The HRC is responsible for overseeing TD’s compensation, retirement (including defined benefit pension plans and defined contribution plans), and benefits programs on a global basis. In addition, the committee oversees the bank’s talent management strategy and progress as well as succession planning for the senior-most executives of the bank.

The committee’s oversight is supplemented in certain jurisdictions by local committees that operate within the global compensation governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to ensure alignment with the regulatory requirements in the different jurisdictions in which the bank operates. In addition, TD has established robust retirement and benefits plan governance models to ensure appropriate strategic and on-going oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the retirement plans, excluding executive plans, to three separate senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management, and effectively address the risks and issues inherent in the management of the plans. Each year, the HRC reviews a comprehensive Annual Retirement Report from each of the management governance committees that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes, on the bank’s benefit programs and employees.

In the 2013 financial year, the committee’s work included:

•

Overseeing the CEO succession process, including associated transition arrangements for other senior executive team members, and recommending the final CEO candidate, Bharat Masrani, to the full board of directors for approval;

•	Setting performance objectives for the CEO, evaluating performance against these objectives, and recommending his compensation to the full board of directors for approval;

•	Participating in a joint session with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools;

•	Approving compensation for direct reports of the CEO (including the named executive officers), the heads of the bank’s control functions, and the 50 highest paid employees across the bank;

•	Reviewing pension investment strategies and investment performance for TD’s material plans, and participating in discussions on the retirement strategy for the bank’s employees;

•	Reviewing compensation for front line employees and discussing key employee compensation initiatives underway in both Canada and the United States; and

•	Receiving the results of an independent assessment of the bank’s material compensation plans and practices against regulatory expectations in Canada, the United States and the United Kingdom.

In addition to the activities described above, during 2013 the committee received and discussed the results of a report on the practice of horizontal benchmarking. The report was jointly commissioned by TD and five other banks, and was prompted by shareholder proposals and a desire by the banks to understand if the practice had unintended effects on executive compensation. The report, which drew largely from existing academic literature, was completed by Meridian Compensation Partners (the full report is available online at www.meridiancp.com/reports), and identified several safeguards to be used in conjunction with horizontal benchmarking to prevent unintended outcomes. One of the safeguards identified was to evaluate pay decisions for executives in the context of decisions for the broader company. In conjunction with this report, the bank’s practices were reviewed and found to be in alignment with the safeguards identified. In this regard, the committee has and will continue to discuss broad based compensation, retirement, and benefit programs regularly to ensure appropriate context when making executive compensation decisions.

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor who reports solely to the committee and does not provide any services to management. Frederic W. Cook & Co., Inc. (FWC) is a compensation consulting firm based in New York City, New York, which consults to a large number of Fortune 500 firms throughout the United States and

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Canada, including in the financial services industry, and was first engaged by the committee in 2006. FWC provides independent compensation advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, FWC assists the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and the independent advisor has not performed any services for, or received any fees from, management since the committee engagement began in 2006.

In addition to the ongoing advice and counsel provided by FWC, the committee periodically commissions an independent review of the bank’s material compensation plans and practices to confirm material alignment with FSB principles, the U.S. Federal Reserve Board’s Guidance on Sound Compensation Practices, and the United Kingdom’s Prudential Regulation Authority Remuneration Code. The most recent review began in 2012 and was completed in 2013 by the independent firm Global Governance Advisors (GGA). The review concluded that the bank was in material alignment with FSB principles and regulatory guidance. GGA provided no other services to the committee or to management during 2012 or 2013.

The following table outlines the fees paid to FWC and GGA for services provided in the last two fiscal years.

	2013		2012
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Frederic W. Cook & Co., Inc.	U.S.$135,604	$0	U.S.$164,337	$0
Global Governance Advisors	$223,889	$0	$95,513	$0

The fees paid to FWC and GGA represented less than 5% of annual revenues for these firms in each of fiscal 2013 and 2012.

Committee Composition

In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior officer with oversight of human resources functions, and may be enhanced by participating in educational programs conducted by the bank or an outside consultant. For more information on the experiences of each committee member, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In addition, for information on the continuing education of the bank’s directors, please refer to Schedule B — Disclosure of Corporate Governance Practices of this circular. As of October 31, 2013, the following directors served as members of the HRC:

Amy W. Brinkley — member since 2013	Nadir H. Mohamed — member since 2011

Henry H. Ketcham — member since 2006	Helen K. Sinclair — member since 2004

Brian M. Levitt — member since 2010	Wilbur J. Prezzano (chair) — member since 2003

The committee met six times during the fiscal year ended October 31, 2013, including one joint session with the risk committee, and held a portion of each meeting without the presence of management.

COMPENSATION DISCUSSION AND ANALYSIS

At the meeting, shareholders will be casting a non-binding advisory vote on the bank’s approach to compensation as outlined in the “Report of the Human Resources Committee” and the “Approach to Compensation” sections contained on pages 25 to 37 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of the circular:

Approach to Compensation (starting on page 27)

This section provides shareholders with information on the principles considered by the bank when designing compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, and the alignment of the bank’s compensation programs to the Principles for Sound Compensation Practices published by the FSB, an international body that is playing a key role in compensation reform initiatives for financial institutions.

2013 Performance and Compensation (starting on page 38)

This section describes the link between actual pay and performance in 2013 for the named executive officers. Details are provided about the bank’s performance, about the performance of the named executive officers, and about the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to each of the named executive officers.

Additional Disclosure (starting on page 51)

This section provides additional information required by regulators or recommended disclosure best practices. Included are details about material risk takers, the key design characteristics of the TD Securities Performance Compensation Plan, pension plans, termination and change of control benefits, and the stock option program.

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APPROACH TO COMPENSATION

Highlights:

•	Balanced approach that is aligned with the bank’s strategy and the expectations of the bank’s shareholders and regulators.

•	Risk is considered throughout the compensation process to ensure appropriate incentives and alignment between pay and risk-adjusted performance.

•	Committee can reduce cash incentives and equity compensation awards to zero.

•	Significant portion of compensation for senior executives is awarded as equity that vests all at once after a minimum of three years.

•	Equity awards can be reduced in value or forfeited in unusual or undesirable circumstances such as non-compliance with the bank’s risk appetite.

•	Individual incentive compensation awards are subject to an evaluation of risk and control behaviours.

•	Share ownership requirements extend post retirement for all executives at the executive vice president level and above.

•	Bank programs have been independently reviewed and determined to be in material alignment with the FSB’s Principles for Sound Compensation Practices.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles:

1.	Align with the bank’s business and talent strategy — link executive compensation with the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.

Effective risk management — ensure plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to ensure that it is operating as intended.

3.	Align to shareholder interests — align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.

Good corporate governance — strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.	Pay for performance — align with the bank’s desire to create a performance and development culture and create clear relationships between pay and performance.

6.	Pay competitively — set target compensation to ensure competitiveness in the markets where the bank competes for talent.

The principles listed above are reviewed by the HRC on a periodic basis to ensure they continue to remain appropriate and aligned with the bank’s strategy. The most recent change was made in 2009 with the addition of effective risk management as a key principle.

EFFECTIVE RISK MANAGEMENT

Over the past several years, a focus of regulators has been ensuring that compensation programs, policies and practices align with effective risk management. As a result, the bank has taken steps to ensure that risk is a key consideration throughout the compensation process.

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Process Step	Risk Considerations
1. Plan Design	•	All executive compensation plans incorporate a risk adjustment that gives the committee the ability to modify mathematically determined pools to reflect risk or other relevant factors. Discretionary risk adjustments are not limited, so all incentive awards can be reduced to zero where deemed appropriate.
	•	Material compensation plan design is reviewed by the chief risk officer. He must review and endorse any material changes to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite.
2. Pool Determination	•	The pool of funds available for allocation as incentive awards under executive compensation plans is based on performance on internal measures (financial performance, customer experience), and other discretionary measures including performance relative to the peer group, risk adjustments, and other adjustments at the discretion of the committee.
	•	To support the discretionary risk adjustment, at year-end the chief risk officer presents an enterprise risk appetite scorecard to the board’s risk and human resources committees. The scorecard assesses the enterprise and business segments’ performance against the bank’s risk appetite and considers a number of risk types, including credit, operational, regulatory and legal, trading, market, and liquidity risk. The scorecard reports on relevant risk metrics for each business segment and the enterprise using both qualitative and quantitative measures that are aligned with the risk appetite. Specific risk metrics, while aligned, vary for the enterprise and by segment, and involve measures such as stress scenarios, internal audit findings, value-at-risk, operational risk indicators, liquidity and capital ratios, loan loss ratios and asset concentration and quality.
	•	This process allows the committee to appropriately consider risk when determining executive compensation pools, and to ensure that compensation is appropriately linked to the bank’s risk-adjusted performance.
3. Individual Award Decisions	•	All variable compensation awarded (cash + equity) is based on performance during the year and includes risk adjustments as appropriate.
	•	To ensure objective consideration of risk, audit, and other control issues, the CEO, the COO, and the head of human resources meet with the chief auditor, the group head, legal, compliance, anti-money laundering and general counsel, and chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure.
	•	There are standard accountabilities regarding risk and control behaviours embedded into the performance assessments for all bank executives. Similarly, TD Securities employees are evaluated on a scorecard of governance, control, and risk management behaviours as part of the performance assessment process. Results on the standard accountabilities and scorecards are considered when year-end performance and compensation decisions are made.
	•	There is a comprehensive enterprise-wide process for identifying and assessing the impact of any risk and control related issues identified during the performance assessment process. This includes review of issues with the chief risk officer and the group head, legal, compliance, anti-money laundering and general counsel to help ensure all significant issues are considered.
	•	The committee approves compensation for the direct reports of the CEO, the heads of the bank’s control functions, and the 50 highest paid employees across the bank, including consideration of results on the standard accountabilities and scorecard measures.
4. Post Award Adjustments	•	Equity awards can be reduced in value or forfeited at the discretion of the HRC in unusual or undesirable circumstances such as non-compliance with the bank’s risk appetite.
	•	To support the potential risk adjustment of equity awards, at year-end the chief risk officer completes a look back analysis of performance over the past three years to determine if there were any material risk events that occurred that warrant a reduction to deferred compensation. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees.
	•	All awards under executive compensation plans are subject to claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period.

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DESIGN OF THE EXECUTIVE COMPENSATION PLAN

The CEO, CFO and other named executive officers, as well as approximately 1,700 of the bank’s most senior executives participate in the Executive Compensation Plan. There are four key steps in determining annual compensation awards under the Executive Compensation Plan:

Establishing Target Total Direct Compensation

Under the plan, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

For all executives, the target is reviewed annually, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role. The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For additional information see the discussion box below.

A significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive and the equity compensation awarded on an annual basis. Both are linked to performance during the year. If the individual’s or the bank’s performance is below expectations, “at-risk” compensation will decrease, and conversely, if the individual’s or bank’s performance is above expectations, “at-risk” compensation will increase.

The equity compensation target is established to make sure that a meaningful portion of total direct compensation is awarded in equity which vests after a minimum of three years. The target cash/equity mix is generally based on executive level, with the portion that is awarded as equity increasing with the level of the executive. This practice, combined with high share ownership requirements (which are extended post-retirement for senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Benchmark Companies

The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For the named executive officers, the following companies were considered when determining target compensation:

Ed Clark, Colleen Johnston — North American financial institutions of a similar size and scope of operations as the bank. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Scotiabank, PNC Financial and U.S. Bancorp.

Bharat Masrani — Insufficient number of comparable positions in peer companies; target compensation was determined to be between that of CEOs and large business heads at large Canadian financial institutions, including: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal and Scotiabank.

Bob Dorrance, Tim Hockey — Large Canadian financial institutions. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal and Scotiabank.

Mike Pedersen — U.S. financial institutions of a similar size to TD Bank, America’s Most Convenient Bank. Includes: Sun Trust Bank, BB&T Corp, Regions Financial Corp, Fifth Third Bancorp and KeyCorp.

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The following table highlights the approximate base salary and target mix of deferred and non-deferred compensation for senior executives for fiscal 2013:

	CEO	Group Heads and Deputy Chair	Executive Vice Presidents	Senior Vice Presidents
Base salary	14%	12%	16%	29%
Annual cash incentive	16%	28%	34%	31%
Non-deferred compensation	30%	40%	50%	60%
Deferred compensation	70%	60%	50%	40%
% at risk	86%	86%	80%	69%

In addition to the guidelines above, employees identified as having the authority to make decisions that could have a material impact on the risk of the bank (see description of material risk takers on page 51 of this circular for more information) will have a minimum of 40% of total compensation deferred.

Evaluating Business Performance

Under the Executive Compensation Plan, business performance is evaluated and a business performance factor is calculated based on a combination of internal and external measures, as well as a risk adjustment as outlined below:

Each of the bank’s business segments have a business performance factor that can range from 0% to 130% of target. To protect against potential conflict of interest and to motivate enterprise thinking at a senior executive level, the business performance factor for all executives in risk and control functions, human resources, and for the direct reports of the CEO considers only enterprise-wide performance and is not linked to the performance of a specific business segment.

Net Income After Tax (NIAT) — The bank reports financial results in two ways, according to IFRS and adjusted to remove items of note net of income taxes. All items of note are reviewed and approved by the audit committee and relate to items which the bank does not believe are indicative of underlying business performance. Detailed disclosure of the items of note are provided in the bank’s financial reporting. The HRC believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used as the starting point for calculations in the Executive Compensation Plan. Details, including a reconciliation between IFRS and adjusted earnings, can be found starting on page 8 of the 2013 annual report.

CEI — Customer experience is evaluated through the CEI which is a measure of a customer’s loyalty to the bank gauged by their likelihood to recommend the bank to a friend or colleague. CEI is a measurement tool that has been designed to help the bank consistently deliver a genuinely differentiated customer experience. The score on the index is the result of thousands of customer interviews ensuring regular feedback for the customer facing positions that deliver on the bank’s strategy.

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Measure	Description
1. Internal	•	At the start of each fiscal year, for each business segment, and for the enterprise as a whole, the HRC approves the weighting of the enterprise NIAT, the business segment NIAT and the customer experience measures, as well as the targets against which performance will be evaluated.
	•	At the end of each fiscal year, results on these measures are compared to the targets that were established, and the aggregate impact of performance against each of the measures is capped at ± 20%.
2a. Risk Adjustment	•	At year-end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees. The scorecard assesses the enterprise and business segment performance against the bank’s risk appetite. Final decisions on the appropriate discretionary risk adjustment to apply to the Executive Compensation Plan are made by the HRC following the presentation.
	•	Risk adjustments can only be used to reduce the business performance factor, and there is no cap on potential reductions. Thus, incentive awards (including cash and equity) may be reduced to zero.
2b. Relative Performance	•	At the start of each fiscal year, the committee reviews organizations that are similar in size and have a similar scope of operations to the bank, and approves the peer group that will be used to evaluate the bank’s relative performance.
	•	The 2013 peer group for the CEO and members of the senior executive team consisted of the following six companies: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial, Royal Bank of Canada, Scotiabank and U.S. Bancorp. Additional details on the peer companies are provided in the discussion box below.
	•	At the start of each fiscal year, the committee approves a scorecard of performance measures that is used to evaluate performance against these peers. For 2013, the primary measures were return on risk weighted assets, total shareholder return (TSR), and earnings per share growth.
	•	The committee also approves other key performance indicators that will be monitored to ensure the bank is not a significant outlier relative to these peers. For 2013, performance indicators were tier one capital, return on equity, operating leverage, and three year TSR.
	•	At the end of the fiscal year, the committee evaluates the bank’s relative performance on all of the scorecard measures and determines if an adjustment to the business performance factor is warranted.
2c. Other Discretionary Adjustments	•	The HRC also considers other relevant factors when determining the appropriate amount of discretion to apply.
	•	The aggregate cap on the business performance factor is 130%, but there is no limit to the amount of negative discretion that may be applied. Thus, the committee may, in its sole discretion, reduce the business performance factor to zero.

As outlined above, the plan incorporates significant committee judgment to adjust awards for risk or other factors and includes the ability to reduce incentive compensation awards in any year to zero should conditions warrant. The committee believes that the use of judgment when determining final compensation pools and individual awards is critical to make sure that final awards appropriately reflect risk, as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended awards determined by a formula.

Benchmark Companies

When developing the peer group, the bank considers
North American financial institutions that are similar in
size and scope of operations. Key metrics considered
include assets, revenue and market capitalization.

Generally, organizations in the same industry that
range from 50% to 200% of the bank’s size are
considered comparable. As a result, the bank excluded
U.S. diversified financial institutions such as Wells
Fargo, Citibank and Bank of America.

Note: Amounts in table are reported in millions of
Canadian dollars unless specifically noted otherwise.
Revenue is based on the most recently reported four
quarters, and assets are as of the most recent quarterly
report. For the Canadian banks, the data is as at
October 31, 2013. For the U.S. banks, the data is as at
September 30, 2013. Market Capitalization is as at
October 31, 2013.

	Peer Company	Total Assets	Revenue	Market Capitalization
	Royal Bank of Canada	$860.8	$30.9	$100.9
	Scotiabank	$743.8	$21.3	$76.6
	Bank of Montreal	$537.3	$16.3	$46.8
	Canadian Imperial Bank of Commerce	$398.4	$12.8	$35.4
	U.S. Bancorp (U.S. $)	$360.7	$19.8	$68.4
	PNC Financial (U.S. $)	$308.6	$16.0	$39.1

	Average	$534.9	$19.5	$61.2

	TD	$862.5	$27.3	$87.7
	TD Rank (out of 7)	1	2	2

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Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Evaluating Individual Performance to Determine Individual Awards

Once the aggregate funds available for allocation are determined, variable compensation awards for individual executives are made based on consideration of relevant factors.

Under the plan, awards to individual executives may range from 0% to 150% of the calculated funds available (i.e., individual variable compensation target multiplied by the applicable business performance factor). As a result, the range of possible awards for an individual executive is from 0% to 195% of target with the top end achieved by multiplying the maximum possible business performance factor of 130% by the maximum possible individual performance multiplier of 150% (130% x 150% = 195%). However, the sum of individual awards should not exceed the aggregate funds available under the plan. In practice, awards to individual executives have been within a much narrower range than is theoretically possible under the plan. Generally speaking, previous compensation awards are not taken into account when determining compensation awards under the plan.

As part of the year-end performance assessment process, all executives are evaluated against a standard set of accountabilities regarding risk and control behaviours. The purpose of the standard accountabilities is to make sure that these important non-financial measures are evaluated and appropriately considered for all executives prior to performance assessments being completed and compensation decisions being made.

DEFERRED COMPENSATION

To ensure executives remain focused on long-term shareholder value, and that actual compensation received is reflective of risk-adjusted performance over time, a significant portion of total compensation for executives is deferred and vests over a period of time. For the majority of executives, the deferred portion of compensation is delivered in a combination of stock options and/or share units according to the following target mix:

	CEO	Group Heads and Deputy Chair	Executive Vice Presidents	Senior Vice Presidents
Stock options	23%	20%	15%	10%
Performance share units	47%	40%	35%	30%
Restricted share units	0%	0%	0%	0%
Equity as % of total direct compensation	70%	60%	50%	40%

Certain executives in the United States and the United Kingdom are subject to explicit regulatory requirements regarding the composition and structure of compensation. In the United States there is a cap on the percentage of variable compensation that may be awarded in the form of stock options. Where this cap applies, the compensation mix is adjusted so that any amounts over the cap are awarded in the form of performance share units to preserve the total value delivered in deferred compensation. In the United Kingdom, for certain executives, a portion of deferred compensation is awarded under a deferred cash incentive plan, the details of which are outlined on page 34 of this circular.

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Description of Key Deferred Compensation Plans

The following tables provide a brief description of key design elements of the stock option plan, the performance share unit plan, the restricted share unit plan, and the deferred cash incentive plan. Equity awards are granted on a date that falls in an open trading window and is at least three days after the bank and the Canadian peers have released their financial results to allow for the markets to react to these results. The bank uses the closing price on the date immediately preceding the grant date to determine the exercise price of the stock options granted, which is a practice accepted by the TSX.

Stock Options

Eligibility	Bank executives at the senior vice president level and above.
Description	A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). The number of options granted is determined using the closing share price on the TSX on the trading day preceding the grant date, and a stock option compensation value is determined using the Cox-Ross-Rubinstein binomial model.
Term	Options have a 10 year term. Options granted from 2003 to 2008 had a seven year term.
Vesting Schedule	Stock option awards cliff vest at the end of four years. Options granted prior to December 2009 vested 25% per year over four years.
Retention Period	Stock options for certain U.K. based executives are also subject to a retention period post vesting to meet U.K. regulatory requirements.
When can they be exercised	As stock options vest, they are exercisable. Stock options subject to a retention period are exercisable at the end of the retention period. If an executive has not met his or her share ownership requirement, they must, upon exercising stock options, hold the amount equivalent to the after tax gain in the form of bank shares, until the executive’s share ownership requirement has been attained.
Claw back	Beginning with options granted in December 2009, stock options are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.
Other	Beginning with stock options granted in 2009, unvested stock options can be cancelled by the committee for any reason, including non-compliance with the bank’s risk appetite.

Cliff Vest — For all TD equity plans, the entire award becomes available at the end of the full vesting period which is known as cliff vesting. An alternative approach that is common is to allow equity grants to vest on a gradual or pro-rata basis. At TD we believe cliff vesting provides a greater alignment with long-term shareholder value and allows us to consider risk-adjusted performance over the full term of the award.

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Share Units

Type	Performance Share Units	Restricted Shared Units
Eligibility	Bank executives at the senior vice president level and above.	Bank executives below the senior vice president level; Wholesale Banking executives; and select other employees.
Description

Performance share units are phantom share units that track the price of TD common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the bank’s three-year TSR relative to the average of the peer group as follows:

(TD TSR – average peer TSR) x 3 +100%

Restricted share units are phantom share units that track the price of TD common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date.
Dividend Equivalents	Dividends will be re-invested in additional units that will be paid at maturity.
When they vest and mature	These awards cliff vest and mature on the third anniversary of the award date.
Retention Period	Share units for certain U.K. based executives are also subject to a retention period post vesting to meet with U.K. regulatory requirements.
How they are paid out

They are paid in cash at maturity or at the end of the retention period (if applicable), unless the executive previously elected to defer them into DSUs.

DSUs are phantom share units that track the price of common shares, receive additional units when dividends are paid on common shares, and may be redeemed for cash only after termination of employment with the bank for any reason.

Claw back	All share units are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.
Other	Redemption value of units can be reduced down to zero by the committee in unusual circumstances, including non-compliance with the bank’s risk appetite.

The bank has also issued vesting share units (VSUs) to a small number of executives. VSUs are similar to DSUs, except that they vest over a period of time, typically up to five years.

Deferred Cash Incentive Plan
Eligibility	Certain executives in the U.K. who are subject to explicit regulatory requirements regarding the composition and structure of compensation.
Description	Deferred cash awards that vest annually over three years at the rate of 33% per year. An additional cash payment, called a service credit coupon, is determined by the committee and is paid at the time of the final cash payment, subject to meeting the terms and conditions in the plan. For awards made in 2013, the service credit coupon will be equal to 10% of the value of the deferred cash awards paid (after adjustments outlined below).
How they are paid out	They are paid in cash following each vesting date.
Claw back	Deferred cash awards are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.
Other	The value of deferred cash awards can be reduced down to zero by the committee in unusual circumstances, including non-compliance with the bank’s risk appetite.

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SHARE OWNERSHIP REQUIREMENTS

The bank’s share ownership requirements are designed to align the interests of the bank’s executives with long-term shareholders. Executives at the executive vice president level and above continue to be subject to their share ownership requirement for a period of time following retirement to create an incentive to focus on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.

All executives, upon exercising stock options, must hold the amount equivalent to the after-tax gain in the form of bank common shares until the executive’s share ownership requirement has been met. In addition, executives who do not meet their share ownership requirement at the end of their compliance timeline will have their annual compensation mix shifted to equity from cash, until they meet their requirement.

The following tables outline the share ownership requirement for bank executives and titled officers in Wholesale Banking:

Bank Title	Share Ownership Requirement	Time to Meet	Post Retirement Hold
Group President and Chief Executive Officer	10 x base salary	3 years	2 years
Group Head / Deputy Chair	6 x base salary	3 years	1 year
Executive Vice President	4 x base salary	5 years	1 year
Senior Vice President	2 x base salary	5 years	N/A
Vice President	1.5 x base salary	5 years	N/A
Business Title	Share Ownership Requirement	Time to Meet	Post Retirement Hold
President and CEO TD Securities	1 x Target Total Direct Compensation	3 years	1 year
Vice Chair TD Securities	4 x base salary	5 years	N/A
Deputy Chair / Managing Directors	2 x base salary	5 years	N/A

The following table compares actual share ownership against the ownership requirements for the named executive officers:

			Actual Share Ownership of Named Executive Officers at December 31, 2013			Ownership Multiple of Base Salary(1)
Name	Title	Ownership Requirement	Directly Held & Deferred Compensation	Subject to Vesting	Total Ownership	Based on Directly Held & Deferred Compensation Only	Based on Total Ownership
Ed Clark	Group President and Chief Executive Officer, TD Bank Group	10 x base salary	$128,669,593	$19,197,575	$147,867,168	85.78	98.58
Colleen Johnston	Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer TD Bank Group	6 x base salary	$ 7,903,754	$ 4,474,804	$ 12,378,559	15.81	24.76
Bob Dorrance	Group Head, Wholesale Banking, TD Bank Group and Chairman, CEO & President, TD Securities	1 x Target Total Direct Compensation	$ 49,015,053	$10,750,838	$ 59,765,890	6.54	7.97
Bharat Masrani	Chief Operating Officer, TD Bank Group	6 x base salary	$ 37,272,242	$ 9,667,546	$ 46,939,787	49.70	62.59
Mike Pedersen	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President & CEO TD Bank, US Holding Company, TD Bank N.A. and TD Bank USA, N.A.	6 x base salary	$ 1,408,683	$ 7,057,305	$ 8,465,988	2.76	16.60
Tim Hockey	Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group and President and CEO, TD Canada Trust	6 x base salary	$ 7,988,329	$ 7,039,432	$ 15,027,760	15.98	30.06

Note:

(1)	For Mr. Dorrance, ownership is a multiple of Target Total Direct Compensation.

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Under the bank’s trading policies, all employees and directors are prohibited from hedging their outstanding equity compensation awards through a prohibition against directly or indirectly short selling TD stock and trading in put or call options on TD stock. Reinforcing this prohibition, all equity compensation plans include a general prohibition against entering into any transaction that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of equity awards granted as compensation.

In addition, the named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in common shares, or exercise stock options, no less than five days before the date of the transaction. Named executive officers must also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

BENEFIT, PERQUISITE, AND PENSION PROGRAMS

Executives participate in the same flexible benefit program as all employees, which provides a comprehensive and competitive array of choices to meet the needs of employees and their families. Benefits may include medical, dental, life and income protection benefits. In North America, certain bank executives are also eligible to receive perquisites under an executive spending account that is fully taxable and is intended to be used to pay for a variety of expenses, including wellness and transportation related expenses.

Executives participate in the same base pension arrangements as employees. In addition, Canadian executives at the vice president level and above are eligible to participate in a supplemental executive retirement plan, the current version of which provides for a flat annual pension accrual for each year of executive plan participation that varies by executive level. Benefits provided through this plan are inclusive of the benefits available to the executive in the TD pension plans for all employees, as well as government pensions. Details of the pension plans can be found in the narrative accompanying the pension plan tables on pages 53 to 56 of this circular.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES

In 2009, the FSB published Principles for Sound Compensation Practices that were intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system. The principles have been endorsed by many regulators and governments around the world, including Canada.

During 2013, the HRC commissioned an independent review of the bank’s material compensation plans to confirm material alignment with FSB principles and effective risk management. The independent review found that the bank was in material alignment with FSB principles and effective risk management. The following table summarizes the relevant principles and highlights key areas of bank alignment:

Financial Stability Board Principles	TD Comment
1. The Firm’s board of directors must actively oversee the compensation systems design and operation.	Aligned
	•	The HRC is composed entirely of independent directors and is responsible for approving all material compensation plans and policies, including cash compensation, equity compensation, pensions and share ownership requirements.
2. The Firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended.	Aligned
	•	The committee has a formal process for approving the design of executive and equity plans across the organization. Key performance metrics are approved by the committee at the beginning of the year, and performance against the metrics is evaluated at the end of the year. Resulting aggregate awards are approved on an annual basis.
	•	Compensation for individual senior executive team members, the heads of the bank’s control functions, and the 50 most highly compensated employees is approved by the committee annually.
	•	All material plans are reviewed by the committee on a regular cycle to ensure they continue to remain relevant and competitive within the bank’s risk appetite. Material design changes to compensation plans are validated using a stress-testing process.
3. Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business they oversee and commensurate with their key role in the firm.	Aligned
	•	Under the Executive Compensation Plan, the compensation for executives in control functions (i.e., risk, audit, compliance, anti-money laundering and finance) is based exclusively on enterprise performance and individual performance, and excludes specific business segment level metrics.
	•	Final performance and compensation decisions for employees in control functions, even for those who are embedded in the business segments, are made by the functional leader to minimize potential for conflict of interest.

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Financial Stability Board Principles	TD Comment
4. Compensation must be adjusted for all types of risk.	Aligned
	•	All executive compensation plans have a discretionary element that allows the committee to appropriately consider risk when determining final awards. To facilitate this consideration, at year-end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees. The scorecard assesses the enterprise and business segments’ performance against the bank’s risk appetite.
	•	Final decisions on the appropriate risk adjustment to apply to executive plans are made by the committee following the presentation.
	•	In addition, all bank executives and all TD Securities employees are evaluated against risk and control accountabilities as part of the year-end performance assessment process. Any concerns identified are considered when year-end compensation is awarded, and all such situations are reviewed centrally by to ensure a consistent approach across the bank.
5. Compensation outcomes must be symmetric with risk outcomes.	Aligned
	•	Under the Executive Compensation Plan, all cash incentive and equity compensation awards are variable. This means that a significant portion of compensation for executives is dependent on performance (both business and individual) and includes consideration of risks taken versus the bank’s risk appetite framework.
	•	In addition, a number of other mechanisms have been put in place to ensure that compensation outcomes are symmetric with risk outcomes. For example:
		–	The committee can also reduce unvested equity compensation to zero in unusual circumstances, such as non-compliance with the risk appetite.
		–	All executive compensation awards are subject to claw back in the event of a material misrepresentation resulting in a restatement of financial results or a material error.
6. Compensation payout schedule must be sensitive to time horizon of risks.	Aligned
	•	A significant portion of total compensation for all executives is awarded as equity based compensation consisting of share units and/or stock options the value of which is based on TD’s common share price.
	•	Share units cliff vest at the end of three years, and stock options cliff vest at the end of four years, ensuring sufficient time for the share price to incorporate the impact of risks taken.
	•	To further ensure alignment, the committee may reduce deferred compensation to as low as zero in unusual circumstances, such as non-compliance with the risk appetite.
	•	In addition, the bank has share ownership requirements for executives at the vice president level and above to ensure that their interests are aligned with shareholders at all times. Executives at the executive vice president level and above continue to be subject to the share ownership requirement for a period of up to two years post retirement.
7. The mix of cash, equity and other forms of compensation must be consistent with risk alignment.	Aligned
	•	The bank determines a cash / equity mix based on title or the ability to impact the risk of the bank, with the percentage awarded as equity increasing with seniority and risk impact. Fifty percent or more of the total compensation for executives at the executive vice president level and above is awarded as equity that cliff vests at the end of three or four years. Individuals who have the authority to make decisions that could have a material impact on the risk of the bank (see description of material risk takers on page 51 for more information) have a minimum of 40% of total compensation awarded as equity.
	•	Having a significant portion of compensation subject to vesting and potential reduction or forfeiture at maturity allows the committee to make sure that actual compensation paid is aligned with risk-adjusted performance over time.

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2013 PERFORMANCE AND COMPENSATION

Highlights:

•   In determining the business performance factor for the CEO and his direct reports, the committee applied negative discretion to take into account the difference between assumptions made when targets were set and performance outcomes during the year.

•   The final pool available for distribution to the CEO and his direct reports was equal to 97% of target, a decrease of 5% from 2012.

Compensation for the named executive officers is awarded through the Executive Compensation Plan, which aligns compensation with key strategic objectives, while also considering risks taken during the year compared to the bank’s risk appetite, and individual performance. This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes the key performance highlights that were considered for each individual named executive officer when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the named executive officers as required by the form set forth by the Canadian Securities Administrators.

2013 BANK PERFORMANCE

Each year the bank establishes an enterprise performance scorecard identifying key metrics across a number of categories, including financial, business operations, customer, employee and community. Results on the scorecard are reviewed with the audit committee of the board of directors on a quarterly basis. The following table highlights the bank’s performance against these indicators in 2013:

2013 Performance Indicators	Met Target	2013 Bank Results(1)
Financial
• Deliver above peer average TSR(2)	x	•	1 year TSR of 22.3% vs. Canadian peer average of 24.2% 3 year TSR of 13.1% vs. Canadian peer average of 10.8%
• Grow adjusted earnings per share (EPS) by 7% to 10%	x	•	0.4% adjusted EPS growth (6.5% excluding Q3 insurance charges)
• Deliver above peer average return on risk-weighted assets	✓	•	TD return: 2.5% vs. Canadian peer average of 2.4%
Business operations
• Grow revenue faster than expenses(3)	x	•	2013 revenue growth of 5.9% vs. expense growth of 9.1%
• Operate within the TDBG Risk Appetite Statement	✓	•	All segments and the enterprise operated within the Risk Appetite Statement for 2013
Customer
• Improve CEI scores		•	CEI score of 32% (flat to 2012 results)
• Invest in core businesses to enhance customer experience.	✓	•	TD Canada Trust named Highest in Customer Satisfaction among the Big Five Retail Banks by J.D. Power and Associates for 8th consecutive year(3)
	✓	•	Recognized as the best of the big five Canadian banks for Customer Service Excellence by Ipsos for the 9th consecutive year
Employee
• Deliver and be recognized as an extraordinary global workplace	✓	•	Named one of Aon Hewitt’s Top 50 Best Employers in Canada
	✓	•	Named one of Canada’s Top 100 Employers by Mediacorp.
	✓	•	TD Bank, America’s Most Convenient Bank named one of the Top 50 Companies for Diversity by Diversity Inc.
• Enhance the employee experience	✓	•	Employee engagement score(4) was 4.17 in 2013 vs. a target of 4.0
Community
• Grow or maintain donations at caring company standards of 1% of pre-tax profits	✓	•	Total donations during the year exceeded 1% of pre-tax profits

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Notes:

(1)

Performance indicators that include an earnings component are based on the bank’s full-year adjusted results. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items. Results prepared in accordance with GAAP under IFRS are referred to as “reported.” Adjusted results (excluding “items of note,” net of tax, from reported results) and related terms are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers. See “How the Bank Reports” in the 2013 annual report for further explanation, a list of the items of note and a reconciliation of non-GAAP financial measures. The bank transitioned from Canadian GAAP to IFRS effective November 1, 2011.

(2)	TSR is measured on a one-year basis from November 1, 2012 to October 31, 2013.

(3)	Effective 2013, insurance revenue and insurance claims and related expenses are presented on a gross basis. Comparative amounts have been restated to conform with the current presentation.

(4)	Scale for employee engagement score is from one to five.

The scorecard is intended to communicate areas of focus for the bank, and affects compensation for the CEO in two ways. First, the majority of the performance measures embedded in the design of the Executive Compensation Plan are consistent with the performance indicators contained in the scorecard. Second, as part of the performance evaluation of the CEO, the board reviews the results on the performance scorecard (in addition to other more specific individual performance objectives) to ensure a multifaceted view of performance that includes consideration of important financial and non-financial measures.

Employee Engagement – TD Pulse is a confidential employee opinion survey designed to measure the things that matter most to employees, including how they feel about their work, their manager, the people they work with and the organization. The employee engagement score is made up of three questions related to how employees feel about their work, their pride in working for the bank, and their future with the organization. The employee engagement score represents the employee’s level of commitment or engagement to their work and the organization.

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2013 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

In the “Approach to Compensation” section of this circular the following four steps that are used to determine annual compensation awards under the Executive Compensation Plan were described in detail.

Steps two through four occur at the end of the year and are designed to make sure that final compensation awards are appropriately aligned to the risk-adjusted performance of the bank.

Evaluating Business Performance in 2013

The following diagram summarizes the calculation of the business performance factor for the CEO and his direct reports for 2013.

Additional details on the business performance factor calculations are provided in the following table:

Measure	Description of 2013 Performance(1)
1. Internal	•	The following table summarizes the results against the targets that were established for the internal measures of performance during 2013 for the named executive officers and other direct reports of the CEO:
			2012	2013	2013				Impact on
			Actual	Target	Actual	vs. Target	Leverage	Weighting	Factor
		NIAT (growth) ($ in millions) CEI (difference)	$7,075	$7,177	$7,158	-0.3%	1	80%	-0.2%
			32.0%	32.6%	32.0%	-0.6%	5	20%	-0.6%
								Total	-0.8%
	•	The NIAT targets were approved by the committee at the beginning of the year after considering the outlook for 2013, including expectations regarding challenges in the operating environment such as the continued low interest rate environment, ongoing regulatory changes including mortgage changes in Canada, and uncertainty regarding the global economy including the impact of the recession in Europe and expectations regarding more cautious spending from highly indebted households and governments. The committee believed that the targets that were established included an appropriate level of challenge based on assumptions regarding the external factors that the bank would encounter during the year.
	•	CEI results are a composite of over 70 independent CEI calculations in the bank’s different businesses. Each year, the weighting of the composite is refined to reflect business changes and to ensure that the underlying CEI measures are driving the appropriate behaviours in our front line employees.
	•	At the end of the year, the final NIAT and CEI results were compared to the targets that were established, and the impact on the business performance was calculated. The NIAT results were significantly impacted by the losses in the insurance business associated with severe weather related events and increased general insurance claims.

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Measure	Description of 2013 Performance(1)
2a. Risk Adjustment	•	At year-end, the chief risk officer presented an enterprise risk scorecard to the risk and human resources committees. The scorecard considered qualitative and quantitative evaluations of all types of risk across the bank and concluded that all businesses operated within the approved risk appetite during 2013.
	•	As a result, the committee approved no risk adjustments to the Executive Compensation Plan for 2013.
2b. Relative Performance	•	The 2013 peer group consisted of the following six companies: Bank of Montreal, Canadian Imperial Bank of Commerce, PNC Financial, Royal Bank of Canada, Scotiabank and U.S. Bancorp.
	•	The following is a summary of actual performance against the relative performance measures approved by the committee. Since there are seven companies in the peer group (including TD), a fourth place position is median.
		Measure	Result	Relative Performance
		Adjusted Cash Return on Risk Weighted Assets	2.5%	Above Median
		1-year TSR	22.3%	Median
		Adjusted EPS Growth	0.4%	Below Median
	•	The committee also considers a number of other performance indicators such as capital ratios, return on equity, operating leverage, and three year TSR to ensure the bank is not a significant outlier relative to peers. In 2013, the bank was comparable to peers on these measures, with the exception of operating leverage where performance was below peers largely due to the losses reported in the insurance business for severe weather related events and increased general insurance claims.
	•	In assessing relative performance for 2013, the committee also considered the relative performance of each of the major businesses. Performance in the bank’s personal and commercial businesses in Canada and the U.S., which represent the majority of the bank’s operations, was above median. Performance in these segments was also acknowledged with external recognition including, TD Canada Trust being named the Highest in Customer Satisfaction among the Big Five Retail Banks by J.D. Power and Associates for 8th consecutive year and TD Bank, America’s Most Convenient Bank being named the best Big Bank in America by Money magazine.
	•	Performance in the Wholesale Banking segment was determined to be below median, as was the Insurance segment where results were significantly impacted by the losses associated with severe weather related events and increased general insurance claims.
	•	After considering all of the above, and discussing relative performance with senior management including the CEO and CFO, the committee determined that it was appropriate to make no adjustment for bank relative performance for 2013.
2c. Other Discretionary Adjustments	•	At year-end, the committee considers other relevant factors when determining the final business performance factors to apply. In 2013, the committee reviewed actual experience against the assumptions that were made when the NIAT targets were established. As part of this review, it was determined that the bank benefitted from unanticipated improvements in credit losses from the levels expected when the NIAT targets were established. Since this experience was repeated throughout the industry, the committee applied negative discretion to moderate the mathematically determined results under the plan.
	•	After considering the mathematically determined awards under the plan, the difference between assumptions and actual experience, and other relevant factors including relative performance, the committee applied negative discretion of 2.2% which it thought was appropriate given performance during the year.
Final Business Performance Factor	•	The end result after combining NIAT and CEI results, risk adjustment, relative performance, and other discretionary adjustments was a business performance factor of 97% for the CEO and his direct reports which the committee thought was appropriate given performance during the year.

Note:

(1)

Performance indicators that include an earnings component are based on the bank’s full-year adjusted results as explained in “How the Bank Reports” beginning on page 8 of the 2013 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

Determining Funds Available for 2013

A business performance factor of 97% means that the committee could allocate total variable compensation awards to the various members of the senior executive team, including the CEO, equal to 97% of target variable compensation for those individuals. Actual awards were higher than the individual variable compensation target multiplied by the business performance factor for some executives, and lower for others.

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Evaluating Individual Performance to Determine Individual Awards — CEO

The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the Executive Compensation Plan. The individual performance of the bank’s CEO, Ed Clark, is assessed at the end of the fiscal year through a comprehensive process led by the chairman of the board and the chair of the HRC. The assessment incorporates feedback from all board members and includes consideration of performance against the goals and objectives that were agreed to by Mr. Clark and the board at the beginning of the year as well as performance of the bank on the enterprise scorecard (highlights of the enterprise scorecard are outlined on page 38 of this circular).

Based on this annual assessment and in consultation with the committee’s independent advisor, the committee recommends to the board the CEO’s total direct compensation which includes base salary and the annual cash incentive and equity compensation awards.

W. Edmund Clark

Group President and Chief Executive Officer, TD Bank Group

Mr. Clark is responsible for the overall financial performance of TD and is accountable for the leadership and management of TD in achieving its strategic objectives. As the CEO, Mr. Clark establishes the strategic direction and allocates the bank’s financial and human capital. Mr. Clark is also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank is to conduct its businesses.

CEO Performance

Under Mr. Clark’s leadership, the bank reported record results, including in a number of businesses such as Canadian personal and commercial banking, wealth, and U.S. personal and commercial banking where the business achieved an important milestone of $1.6 billion in adjusted earnings, despite a challenging environment including regulatory changes that significantly impacted the bank’s U.S. personal banking revenues in recent years. Total adjusted earnings for the bank increased from 2012, in spite of challenges experienced in the insurance business associated with charges resulting from severe weather related events and increased general insurance claims. During the year, the bank provided shareholders with a total return of 22% including two dividend increases, representing a 12% increase in dividends paid.

In 2013, the bank continued to successfully execute on its strategy of being a leader in customer service and convenience and of providing a unique and inclusive performance culture for employees. TD Canada Trust was recognized as the leader in customer satisfaction among the big Canadian banks by J.D. Power and Associates for the eighth consecutive year, and for excellence in customer service by Ipsos for the ninth consecutive year. In the U.S., TD Bank, America’s Most Convenient Bank was recognized by J.D. Power and Associates as a leader in retail banking customer satisfaction in Florida and small business banking customer satisfaction in the Northeast, and continues to provide more store hours than competitors in the Maine-to-Florida footprint. The bank’s unique and inclusive performance culture was also acknowledged with TD recognized as one of Canada’s Top 100 Employers by Mediacorp, as well as one of Canada’s Best Diversity Employers by the Globe and Mail, and as one of the U.S.’s Top 50 Companies for Diversity by Diversity Inc.

During the year, Mr. Clark also played a key role in the ongoing succession planning process overseen by the board. His support and involvement was an instrumental factor in the actions taken to ensure a seamless succession process resulting in a continuity of leadership, strategy, culture, and values all critical to the ongoing long-term success of the bank.

CEO Compensation

At the beginning of the year, the HRC worked with its independent advisor to determine a compensation target for the CEO for fiscal 2013. When determining the target, the committee considered compensation targets at the peer group of companies, along with the relative size of the peer companies, and the relative performance and experience of the CEO. After considering these factors, the HRC recommended and the board approved a compensation target for fiscal 2013 of $11 million, no change from the CEO’s 2012 target.

The following table illustrates the mathematically determined results obtained by applying the business performance factor of 97% to the target total compensation for the CEO.

	2013 Target Compensation	2013 Business Performance Factor	2013 Funds Available
Salary	$ 1,500,000	N/A	$ 1,500,000
Cash Incentive	$ 1,800,000	97%	$ 1,746,000
Equity Incentive	$ 7,700,000	97%	$ 7,469,000
Total Direct Compensation	$11,000,000	N/A	$10,715,000

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During the year, despite achieving record results, the bank did not achieve all of the financial and non-financial objectives that were established. In addition, the bank did not outperform peers in a manner consistent with prior years. As a result, and after considering the CEO’s overall performance and results under the Executive Compensation Plan for the broader executive population, the committee recommended and the board approved final total direct compensation for Mr. Clark of $10,300,000, a 4% decrease from 2012 and 4% below the funds available determined by formula. The following table highlights the final total direct compensation awarded to Mr. Clark for the past two years:

	2012	2013	2013 Mix
Salary	$ 1,500,000	$ 1,500,000	14.5%
Cash Incentive	$ 1,725,000	$ 1,600,000	15.5%
Equity Incentive	$ 7,525,000	$ 7,200,000	70%
Total Direct Compensation	$10,750,000	$10,300,000	100%

In both 2012 and 2013, Mr. Clark elected to defer 100% of his cash incentive award into DSUs. In this manner, the value he ultimately realizes will be linked to TD’s share price performance after his retirement from the bank.

CEO Performance Compensation During Tenure

The following table compares the grant date value of compensation awarded to Mr. Clark in respect of his performance as CEO with the actual value that he has received from his compensation awards during his tenure. The actual compensation that he has received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding. This analysis allows the committee to consider compensation outcomes for the CEO when determining new awards.

Year	Total Direct Compensation Awarded (000s)(1)	Actual Total Direct Compensation Value as of December 31, 2013 (000s)	Value of $100
			Period	Mr. Clark(2)	Shareholder(3)
2003	$11,125	$21,001	10/31/02 to 12/31/13	$189	$496
2004	$11,550	$18,079	10/31/03 to 12/31/13	$157	$322
2005	$11,050	$12,441	10/31/04 to 12/31/13	$113	$279
2006	$11,400	$12,870	10/31/05 to 12/31/13	$113	$238
2007	$13,500	$15,780	10/31/06 to 12/31/13	$117	$198
2008	$11,000	$19,476	10/31/07 to 12/31/13	$177	$176
2009	$10,400	$16,451	10/31/08 to 12/31/13	$158	$212
2010	$11,275	$16,618	10/31/09 to 12/31/13	$147	$187
2011	$11,275	$16,368	10/31/10 to 12/31/13	$145	$152
2012	$10,750	$12,817	10/31/11 to 12/31/13	$119	$143
2013	$10,300	$ 8,837	10/31/12 to 12/31/13	$ 86	$128
			Weighted Average	$138	$240

Notes:

(1)

Includes salary and variable compensation awarded at year-end in respect of performance during the year. 2008 includes equity compensation that was awarded and subsequently forfeited. 2009 excludes a one-time option award granted to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended.

(2)	Represents the actual value to Mr. Clark for each $100 awarded in total direct compensation during the fiscal year indicated.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

Evaluating Individual Performance to Determine Individual Awards — Other Named Executives

The final stage in determining year-end awards for the other named executive officers under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. Other named executive officers’ individual performance is assessed by the CEO against pre-defined goals and objectives that were agreed to by the named executive officer and the CEO at the beginning of the year.

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To ensure a comprehensive performance assessment for the direct reports of the CEO that includes consideration of non-financial measures, the CEO, the COO, and the head of human resources meet with the chief auditor, the group head, legal, compliance, anti-money laundering and general counsel, and chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, for the heads of key control functions, including the chief financial officer, the chief risk officer, the chief compliance office, the chief auditor and the chief anti-money laundering officer, the CEO meets with the risk and audit committees of the board to receive their feedback on the performance of the executives.

Based on the results of the annual assessment process outlined above, and in consultation with the committee’s independent advisor, the committee considers and approves the named executive officers’ total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

Colleen Johnston Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group

Ms. Johnston is accountable for the overall financial strategy and management of TD, including financial analysis, planning, performance measurement / analysis and reporting as well as for leading the investor relations function. Ms. Johnston is also responsible for a portfolio of corporate functions including strategic sourcing and corporate communications.

As part of the Group President and CEO succession planning process, Ms. Johnston took on an expanded role in 2013 adding responsibility for the strategic sourcing and corporate communications groups. As a result of this change in role, Ms. Johnston’s compensation for 2013 is based on a combination of her time before and after assuming the additional responsibilities.

Ms. Johnston is a key member of the senior executive team, leading the finance function and representing the bank externally to analysts and investors. Under her leadership, the capability and performance of the investor relations team once again received positive external recognition, winning a record eight IR Magazine awards, including the Grand Prix for Best Overall Investor Relations (large cap), best Financial Reporting and best Corporate Governance. Ms. Johnston was also recognized by IR Magazine as the CFO of the Year (large cap) for the third consecutive year. During 2013, Ms. Johnston played a significant leadership role in several enterprise wide financial and non-financial initiatives, including leading the bank’s productivity agenda. In addition, Ms. Johnston led the bank’s diversity initiatives related to women in leadership positions and was recognized as a champion of women in business by Catalyst Canada in the Business Leader category.

As a result of the year-over-year decrease in the business performance factor for members of the senior executive team, and considering her overall performance, the committee approved final total direct compensation for Ms. Johnston of $2,850,000, a 3% decrease from 2012.

The following table highlights the final total direct compensation awarded to Ms. Johnston for the past two years:

	2012	2013	2013 Mix
Salary	$ 500,000	$ 500,000	18%
Cash Incentive	$ 680,000	$ 640,000	22%
Equity Incentive	$1,770,000	$1,710,000	60%
Total Direct Compensation	$2,950,000	$2,850,000	100%

Bob Dorrance Group Head, Wholesale Banking, TD Bank Group Chairman, CEO & President, TD Securities

Mr. Dorrance is responsible for leading and directing the development and implementation of overall business strategy and objectives for the wholesale banking segment and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience.

During 2013, the wholesale banking segment delivered net income of $648 million, a decrease of 26% from 2012. The results were impacted by lower securities gains, and continued global economic uncertainty and fiscal challenges leading to investor uncertainty and reduced volumes. Performance in core businesses was strong and continued to be aligned with the strategic objective of being a top investment dealer in the Canadian market. For the nine month period ending September 30, 2013, TD ranked: first in equity block trading, first in corporate debt underwriting, third in government debt underwriting, third in syndications (on a rolling 12 month basis), and third in equity underwriting (full credit-to-book runner). Performance during the year generated a return on equity of 15.6%, within the target return for the business.

As a result of the year-over-year decrease in the business performance factor for members of the senior executive team, and considering the overall performance of his business, the committee approved final total direct compensation for Mr. Dorrance of $6,750,000, a 13% decrease from 2012.

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The following table highlights the final total direct compensation awarded to Mr. Dorrance for the past two years:

	2012	2013	2013 Mix
Salary	$ 500,000	$ 500,000	7%
Cash Incentive	$2,600,000	$2,200,000	33%
Equity Incentive	$4,650,000	$4,050,000	60%
Total Direct Compensation	$7,750,000	$6,750,000	100%

Bharat Masrani

Chief Operating Officer, TD Bank Group

Mr. Masrani is responsible for a significant portfolio of business and corporate functions that support TD in achieving its strategic objectives. Mr. Masrani is also responsible for leading a number of strategic, policy, regulatory and compliance matters to advance and sustain TD’s vision, mission and strategy.

During 2013, the board of directors announced its intention to appoint Mr. Masrani as Group President and CEO of TD Bank Group on November 1, 2014. As part of the succession plan, Mr. Masrani assumed the role of chief operating officer on July 1, 2013. As a result of this change in role, Mr. Masrani’s compensation for 2013 is based on a combination of his time as group head, U.S. personal and commercial banking and as chief operating officer. The performance commentary outlined below focuses on the business results for the businesses Mr. Masrani was responsible for the majority of 2013.

In 2013, the U.S. personal and commercial segment had record earnings of U.S.$1.6 billion, an increase of 13% from 2012. During the year, the business experienced strong organic volume growth in both loans and deposits of 10% and 17%, respectively. The business continued to invest in growing the franchise, opening 24 new stores and maintaining a commitment to customer service and convenience with more store hours than competitors in the Maine-to-Florida footprint. The commitment to customer service was reflected in increased CEI results and external recognition by J.D. Power and Associates as a leader in retail banking customer satisfaction in Florida, and small business banking customer satisfaction in the U.S. Northeast. During the year, TD was also named the Best Big Bank in America by Money Magazine.

After considering Mr. Masrani’s performance during the year, the year-over-year decrease in the business performance factor for members of the senior executive team, and the impact of his new role as chief operating officer, the committee approved final total direct compensation for Mr. Masrani of $6,700,000, a 13% increase in nominal terms from 2012. The final compensation was subsequently split between the U.S. and Canada currency based on the amount of time spent in each jurisdiction during the year.

The following table highlights the final total direct compensation awarded to Mr. Masrani for the past two years, including the split between the U.S. and Canada for 2013.

	2012 (U.S.$)	2013 (U.S.$)	2013 (C$)	2013 Mix
Salary	$ 500,000	$ 333,000	$ 250,000	9%
Cash Incentive	$1,880,000	$1,365,000	$ 732,000	31%
Equity Incentive	$3,570,000	$2,550,000	$1,470,000	60%
Total Direct Compensation	$5,950,000	$4,248,000	$2,452,000	100%

Mike Pedersen Group Head, U.S. Personal and Commercial Banking, TD Bank Group President & CEO TD Bank, US Holding Company, TD Bank N.A. and TD Bank USA, N.A.

Mr. Pedersen is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience and proactively managing TD’s reputation with U.S. stakeholders.

As part of the Group President and CEO succession planning process, Mr. Pedersen assumed the role of group head, U.S. personal and commercial banking on July 1, 2013. As a result of this change in role, Mr. Pedersen’s compensation for 2013 is based on a combination of his time as group head, U.S. personal and commercial banking and group head, wealth management, insurance, and corporate shared services. The performance commentary outlined below focuses on the business results for the businesses Mr. Pedersen was responsible for the majority of 2013.

In 2013, the wealth business had record earnings of $691 million, an increase of 15% from 2012. During the year, the Canadian direct investing business sustained a market leading position in assets and trades, and continued to invest for the future with the launch of an enhanced active trading platform. The Canadian advice business also gained market share as measured by assets, and achieved record customer experience index ratings. During the year, the bank completed the acquisition of Epoch Investment Partners, a successful asset management firm located in New York. This acquisition significantly expanded the bank’s

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North American investment management footprint, strengthening the bank’s U.S. business and expanding the offering for institutional and retail clients in Canada.

The insurance business had earnings of $216 million in 2013. Results during the year were significantly impacted by unfavourable prior years’ claims developments related primarily to Ontario auto insurance, as well as higher claims costs due to severe weather-related events, including the floods in southern Alberta and the Greater Toronto Area in the third quarter of 2013. However, the underlying business continued to grow in 2013, with gross originated insurance premiums growing by 6% and affinity market premiums in the property and casualty business growing by 10%. In addition, the business maintained its ranking as the #1 direct writer of home and auto insurance in Canada, and as a result of an ongoing focus on the customer experience, saw an increase in CEI during the year.

After considering Mr. Pedersen’s performance during the year, the year-over-year decrease in the business performance factor for members of the senior executive team, and the impact of his new role, the committee approved final total direct compensation for Mr. Pedersen of $4,525,000, a 2% decrease in nominal terms from 2012. The final compensation was subsequently split between the U.S. and Canada currency based on the amount of time spent in each jurisdiction during the year.

The following table highlights the final total direct compensation awarded to Mr. Pedersen for the past two years, including the split between the U.S. and Canada for 2013:

	2012 (C$)	2013 (C$)	2013 (U.S.$)	2013 Mix
Salary	$ 500,000	$ 333,000	$ 167,000	11%
Cash Incentive	$1,340,000	$ 792,000	$ 518,000	29%
Equity Incentive	$2,760,000	$1,685,000	$1,030,000	60%
Total Direct Compensation	$4,600,000	$2,810,000	$1,715,000	100%

Tim Hockey

Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group

President and CEO, TD Canada Trust

Mr. Hockey is responsible for TD’s Canadian banking business, TD’s portfolio of wealth management businesses and the North American auto finance business (referred to as TD Auto Finance) and is accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and employee experience.

As part of the Group President & CEO succession planning process, Mr. Hockey took on an expanded role in 2013 adding responsibility for TD wealth management. As a result of this change in role, Mr. Hockey’s compensation for 2013 is based on a combination of his time before and after assuming the additional responsibilities. The performance commentary outlined below focuses on the business results for the businesses Mr. Hockey was responsible for the majority of 2013.

Under Mr. Hockey’s leadership, Canadian personal and commercial banking achieved record adjusted earnings of $3,766 million in 2013, an increase of 11% from 2012. Results during the year benefitted from strong volume growth across a number of lines of business, lower credit losses, and a record adjusted efficiency ratio. In addition, TD Canada Trust continued to be recognized as a leader in customer satisfaction, receiving external recognition from J.D. Power and Associates for the eighth consecutive year, and by Ipsos for the ninth consecutive year.

After considering Mr. Hockey’s performance during the year, the year-over-year decrease in the business performance factor for members of the senior executive team, and the impact of his new role, the committee approved final total direct compensation for Mr. Hockey of $4,525,000, a 2% decrease from 2012.

The following table highlights the final total direct compensation awarded to Mr. Hockey for the past two years:

	2012	2013	2013 Mix
Salary	$ 500,000	$ 500,000	11%
Cash Incentive	$1,340,000	$1,310,000	29%
Equity Incentive	$2,760,000	$2,715,000	60%
Total Direct Compensation	$4,600,000	$4,525,000	100%

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SUMMARY COMPENSATION TABLE

The Summary Compensation Table below includes all of the prescribed disclosure under Form 51-102F6 Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008). This year, the bank has chosen to include six named executive officers as the total direct compensation awarded to the fifth and sixth officers is similar.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option-Based Awards(1)		Non-Equity Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)
				(#)	($)
Ed Clark Group President and Chief Executive Officer, TD Bank Group	2013	$1,500,000	$4,850,000	224,456	$2,350,009	$1,600,000	$0	$136,875	$10,436,884
	2012	$1,500,000	$5,025,000	280,312	$2,500,047	$1,725,000	$0	$134,192	$10,884,239
	2011	$1,500,000	$5,210,010	323,216	$2,605,024	$1,960,000	$0	$113,373	$11,388,407
Colleen Johnston	2013	$500,000	$1,140,000	54,448	$570,060	$640,000	$394,900	$39,405	$3,284,365
Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer, TD Bank Group	2012	$500,000	$1,180,000	66,160	$590,068	$680,000	$17,000	$36,424	$3,003,492
	2011	$500,000	$1,200,016	74,448	$600,029	$700,000	$212,400	$41,132	$3,253,577
Bob Dorrance	2013	$500,000	$2,700,000	128,944	$1,350,018	$2,200,000	N/A	$8,052	$6,758,070
Group Head, Wholesale Banking, TD Bank Group and Chairman CEO & President, TD Securities	2012	$500,000	$2,893,333	196,968	$1,756,718	$2,600,000	N/A	$8,017	$7,758,068
	2011	$500,000	$2,860,021	177,432	$1,430,049	$2,360,000	N/A	$8,000	$7,158,070
Bharat Masrani(5)	2013	$589,593	$2,752,590	131,456	$1,376,318	$2,124,027	$1,494,600	$1,437,502	$9,774,631
Chief Operating Officer, TD Bank Group	2012	$502,350	$2,341,682	131,280	$1,170,860	$1,888,836	$(48,100)	$1,122,833	$6,978,461
	2011	$493,400	$2,566,282	159,208	$1,283,169	$1,993,336	$81,200	$576,863	$6,994,250
Mike Pedersen(5) Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and CEO, TD Bank, US Holding Company, TD Bank N.A. and TD Bank USA, N.A.	2013	$503,307	$1,868,970	89,256	$934,492	$1,320,256	$370,800	$643,417	$5,641,243
	2012	$500,000	$1,840,000	103,160	$920,063	$1,340,000	$183,600	$12,495	$4,796,158
	2011	$500,000	$1,860,032	115,392	$930,025	$1,360,000	$225,000	$23,401	$4,898,458
Tim Hockey	2013	$500,000	$1,810,000	86,440	$905,010	$1,310,000	$174,200	$60,566	$4,759,776
Group Head, Canadian Banking, Auto Finance, and Wealth Management, TD Bank Group and President and CEO, TD Canada Trust	2012	$500,000	$1,840,000	103,160	$920,063	$1,340,000	$(431,600)	$36,654	$4,205,117
	2011	$500,000	$1,890,073	117,872	$950,013	$1,360,000	$52,600	$35,364	$4,788,050

Notes:

(1)

In 2013, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Clark, Mr. Masrani, Mr. Dorrance, Mr. Pedersen, Mr. Hockey and Ms. Johnston by $265,935, $155,749, $152,773, $105,751, $102,414 and $64,510 respectively.

The compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2013 awards was 22% of the share price. This is the average compensation value for stock option awards for the five years from December 2008 to December 2013. The accounting fair value for the December 2013 awards was 19.51% using the following inputs: risk free interest rate of 1.90%; expected life of 6.23 years; volatility of 27.09%; and dividend yield of 3.66%.

The number of options has been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split.

(2)

Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs. Mr. Clark deferred 100% and Ms. Johnston deferred 80% of their respective annual cash incentive awards into DSUs in 2013.

(3)

The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for named executive officers are provided beginning on page 53 of this circular.

(4)

The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefit to the named executive officer. The following table provides details for the 2013 amounts reported above:

Name	Year	Transportation Costs	Relocation/ Housing Related Costs		Financial Planning	Tax Equalization*	Wellness		Premiums and Applicable Taxes	401(k) Employer Matching	Total Incremental Cost
Ed Clark	2013	$25,526		$4,521	N/A	N/A		$72,487	$34,340	N/A	$136,875
Colleen Johnston	2013	$22,121		$1,898	N/A	N/A		$14,762	$624	N/A	$39,405
Bob Dorrance	2013	$7,428	$	N/A	N/A	N/A	$	N/A	$624	N/A	$8,052
Bharat Masrani*	2013	$28,342		$70,654	$25,119	$1,273,314		$1,695	$1,181	$37,197	$1,437,502
Mike Pedersen	2013	$4,202		$629,804	$8,574	N/A	$	N/A	$837	N/A	$643,417
Tim Hockey	2013	$21,122		$768	N/A	N/A		$38,052	$624	N/A	$60,566

* Mr. Masrani is provided with tax equalization on stock options awarded prior to his transfer to the United States in fiscal 2006. Stock options awarded after his transfer are not tax equalized. The tax equalization amount varies from year to year depending on the number of options exercised and the value realized.

(5)

Mr. Masrani’s and Mr. Pedersen’s compensation was awarded in a combination of Canadian and U.S. dollars. The exchange rate used to convert their compensation, excluding share-based and option-based awards, was the Bank of Canada’s average US/CDN exchange rate for the fiscal year (2013 = 1.0198; 2012 = 1.0047; 2011 = 0.99). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the US/CDN Reuters spot rate on the date the awards were granted (2013 = 1.0595; 2012 = 0.98; 2011= 1.02).

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INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2013, as adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. The option exercise prices presented in the table have also been adjusted to take into account the impact of new shares issued as a result of the stock dividend.

	Option-based Awards							Share-based Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)			Number of Shares or Units of Shares that have Not Vested (#)		Market or Payout Value of Share-based Awards that have Not Vested(1) ($)		Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(1,2)
Name	Vested	Unvested			Vested	Unvested	Total	Min(3)	Target	Min	Target	$
Ed Clark	316,304	0	$32.990	December 14, 2019	5,397,728	0	5,397,728
	0	309,248	$36.625	December 13, 2020	0	4,153,201	4,153,201
	0	323,216	$36.635	December 12, 2021	0	4,337,559	4,337,559
	0	280,312	$40.540	December 13, 2022	0	2,667,169	2,667,169
	0	224,456	$47.590	December 12, 2023	0	553,284	553,284
								306,824	383,530	15,358,060	19,197,575	71,697,492
Total	316,304	1,137,232			$5,397,728	$11,711,212	$17,108,940	306,824	383,530	$15,358,060	$19,197,575	$71,697,492
Colleen	85,192	0	$36.335	December 10, 2014	1,168,834	0	1,168,834
Johnston	128,856	0	$21.250	December 11, 2015	3,711,697	0	3,711,697
	72,488	0	$32.990	December 14, 2019	1,237,008	0	1,237,008
	0	67,672	$36.625	December 13, 2020	0	908,835	908,835
	0	74,448	$36.635	December 12, 2021	0	999,092	999,092
	0	66,160	$40.540	December 13, 2022	0	629,512	629,512
	0	54,448	$47.590	December 12, 2023	0	134,214	134,214
								71,518	89,398	3,579,843	4,474,804	6,290,624
Total	286,536	262,728			$6,117,539	$2,671,654	$8,789,193	71,518	89,398	$3,579,843	$4,474,804	$6,290,624
Bob	222,800	0	$36.335	December 10, 2014	3,056,816	0	3,056,816
Dorrance	392,160	0	$21.250	December 11, 2015	11,296,169	0	11,296,169
	217,464	0	$32.990	December 14, 2019	3,711,023	0	3,711,023
	0	219,624	$36.625	December 13, 2020	0	2,949,550	2,949,550
	0	177,432	$36.635	December 12, 2021	0	2,381,137	2,381,137
	0	196,968	$40.540	December 13, 2022	0	1,874,151	1,874,151
	0	128,944	$47.590	December 12, 2023	0	317,847	317,847
								171,824	214,780	8,600,670	10,750,838	30,507,839
Total	832,424	722,968			$18,064,008	$7,522,685	$25,586,693	171,824	214,780	$8,600,670	$10,750,838	$30,507,839
Bharat	163,824	0	$36.335	December 10, 2014	2,247,665	0	2,247,665
Masrani	104,848	0	$36.335	December 10, 2014	1,438,515	0	1,438,515
	29,432	0	$36.405	December 14, 2014	401,747	0	401,747
	388,560	0	$21.250	December 11, 2015	11,192,471	0	11,192,471
	153,768	0	$32.990	December 14, 2019	2,624,051	0	2,624,051
	0	143,728	$36.625	December 13, 2020	0	1,930,267	1,930,267
	0	159,208	$36.635	December 12, 2021	0	2,136,571	2,136,571
	0	131,280	$40.540	December 13, 2022	0	1,249,129	1,249,129
	0	131,456	$47.590	December 12, 2023	0	324,039	324,039
								154,511	193,138	7,734,037	9,667,546	11,533,790
Total	840,432	565,672			$17,904,448	$5,640,007	$23,544,455	154,511	193,138	$7,734,037	$9,667,546	$11,533,790
Mike	124,504	0	$36.335	December 10, 2014	1,708,195	0	1,708,195
Pedersen	105,440	0	$32.990	December 14, 2019	1,799,334	0	1,799,334
	0	102,688	$36.625	December 13, 2020	0	1,379,100	1,379,100
	0	115,392	$36.635	December 12, 2021	0	1,548,561	1,548,561
	0	103,160	$40.540	December 13, 2022	0	981,567	981,567
	0	89,256	$47.590	December 12, 2023	0	220,016	220,016
								112,793	140,991	5,645,844	7,057,305	1,214,888
Total	229,944	410,496			$3,507,528	$4,129,244	$7,636,772	112,793	140,991	$5,645,844	$7,057,305	$1,214,888
Tim	124,504	0	$36.335	December 10, 2014	1,708,195	0	1,708,195
Hockey	57,624	0	$21.250	December 11, 2015	1,659,859	0	1,659,859
	112,024	0	$32.990	December 14, 2019	1,911,690	0	1,911,690
	0	106,848	$36.625	December 13, 2020	0	1,434,969	1,434,969
	0	117,872	$36.635	December 12, 2021	0	1,581,842	1,581,842
	0	103,160	$40.540	December 13, 2022	0	981,567	981,567
	0	86,440	$47.590	December 12, 2023	0	213,075	213,075
								112,507	140,634	5,631,545	7,039,432	6,989,627
Total	294,152	414,320			$5,279,744	$4,211,453	$9,491,197	112,507	140,634	$5,631,545	$7,039,432	$6,989,627

Notes:

(1)

The December 31, 2013 TSX closing price for a common share was $100.11. For purposes of the above table, the December 31, 2013 TSX closing price for a common share has been decreased to take into account the impact of the bank’s January 31, 2014 stock dividend.

(2)	Represents vested share-based awards which are not paid out including DSUs and VSUs.

(3)

Represents 80% of the outstanding unvested performance share units, which is the lowest number of units possible under the plan terms. The committee may, in its discretion, cancel outstanding unvested share units.

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Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year. The option and performance share units have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split. While this activity did not take place during the fiscal year, numbers in this table have been adjusted so that they are on a comparable basis to other information contained in this circular.

		Option-based Awards		Share-based Awards(1)
		Number Vested During the Year	Value Vested During the Year	Number of Initial Units	Number of Units ± Performance Adjustment	Number of Units Vested During the Year(2)	Value Vested During the Year
Name	Grant Date	(#)	($)	(#)	(#)	(#)	($)
Ed Clark	December 14, 2009	316,304	$4,534,218
	December 13, 2010			142,254	10,604	168,872	$7,991,885
Colleen Johnston	December 14, 2009	72,488	$1,039,115
	December 13, 2010			31,128	2,320	36,953	$1,748,783
Bob Dorrance	December 14, 2009	217,464	$3,117,346
	December 13, 2010			83,004	6,187	98,536	$4,663,197
Bharat Masrani	December 14, 2009	153,768	$2,204,264
	December 13, 2010			66,114	4,928	78,485	$3,714,310
Mike Pedersen	December 14, 2009	105,440	$1,511,482
	December 13, 2010			47,510	3,542	56,400	$2,669,130
Tim Hockey	December 14, 2009	112,024	$1,605,864
	December 13, 2010			49,148	3,664	58,345	$2,761,154

Notes:

(1)

The performance share units granted on December 13, 2010 vested and matured on December 13, 2013. The performance factor applied to determine the final number of units paid out to participants at maturity was 106.7%, based on the bank’s relative three-year TSR versus the comparator group established at the time the award was granted.

(2)	Number of units vested during the year includes dividends equivalents.

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year TSR Comparison

The following graph compares the five year TSR for common shares to the return for the S&P/TSX Composite Index and the S&P/TSX Composite Index Banks.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)

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Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to (i) the CEO and (ii) named executive officers (including the CEO), compared to the change in adjusted net income available to common shareholders and market capitalization since 2008.

Since 2008, the total compensation awarded to (i) the CEO decreased 3% and (ii) the top five named executive officers (including the CEO) increased 23%, compared to growth in market capitalization of 90% over the same period and growth in the adjusted net income available to common shareholders of 83% over the same period. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five named executive officers (the bank voluntarily disclosed compensation for a sixth named executive officer in 2012 and 2013 and this additional data has been excluded). For further information on the bank’s adjusted earnings, see note 1 on page 39 of this circular.

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation awarded to the top five named executive officers of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

Year	Total NEO Compensation (millions)	Adjusted Net Income Available to Common Shareholders(1) (2) (millions)	Cost of Management Ratio	Market Capitalization (millions) (1)(3)	Cost of Management Ratio
2013	$35.90	$6,868	0.49%	$87,748	0.04%
2012	$32.83	$6,775	0.48%	$74,417	0.04%
2011	$33.58	$6,074	0.55%	$67,782	0.05%

Notes:

(1)	The bank transitioned from Canadian GAAP to IFRS effective November 1, 2011.

(2)	For further information on the bank’s adjusted results, see note 1 on page 39 of this circular.

(3)	Market capitalization as at October 31 of each year.

Notes to the Pay for Performance Indexed at 2008 graph and the Cost of Management Ratio

Total compensation for the top five named executive officers includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated. One-time awards have been excluded from total compensation.

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ADDITIONAL DISCLOSURE

Highlights:

•	All individuals who may have a material impact on the risk of the bank have been identified, and have a minimum of 40% of compensation awarded as equity that vests after a minimum of three years.

•

TD Securities Performance Compensation Plan (PCP) has similar governance features to the Executive Compensation Plan, including risk adjustments at the pool and individual level, ability to reduce the pool to zero, and a significant portion of total compensation awarded as equity.

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on material risk takers, key design characteristics of the PCP, additional summary compensation information required by the FSB, and additional information on pension plans, termination and change of control benefits, and stock options.

MATERIAL RISK TAKERS

Under FSB principles, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to make sure that these individuals are incented in a manner that is consistent with the long-term performance and sustainability of the bank.

To align with the FSB principle described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all bank titled senior vice presidents and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code of Conduct and Ethics) can make decisions which impact the risk exposure of the bank in excess of $50 million.

All material risk takers are participants in either the Executive Compensation Plan, which is described in detail in the “Approach to Compensation” section of this circular, or the PCP, which is described below.

DESIGN OF THE TD SECURITIES PERFORMANCE COMPENSATION PLAN

In TD Securities, senior leaders and all executives in control and support functions participate in the Executive Compensation Plan. Other revenue producing employees and certain other employees who directly support front office employees in the pursuit of revenue generating opportunities participate in the PCP.

Funds Available for Allocation

Under the PCP, there is one global pool available for allocation as year-end variable compensation awards. The pool is calculated based on a combination of financial performance and discretionary adjustments (including consideration of risk) approved by the committee:

At the beginning of the fiscal year, the committee approves the funding rates that will be used. At the end of the fiscal year, the calculated pool is subject to a discretionary adjustment approved by the committee that includes consideration of risks taken during the year against the board-approved risk appetite framework. Each year the approved global pool of funds available is allocated to the business lines in TD Securities on a discretionary basis. Factors considered when allocating the pool include, but are not limited to the following: business performance; strategic initiatives; risk management; and market levels of compensation. The amounts allocated to a specific business are not directly linked to the funding rates used to derive the global pool. This approach ensures there are no direct drive arrangements in place that might incent risk taking outside of the risk appetite or result in inappropriate compensation awards.

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Determination of Individual Awards

Senior business leaders are responsible for allocating their portion of the approved pool to the individual employees within their business. Individual award decisions are determined as a total direct compensation award. They are discretionary and there are no formulae or explicit guidelines for making award decisions. Factors considered include, but are not limited to the following: individual and business performance; teamwork; leadership; risk management; market environment; market levels of compensation; and potential future contribution to the bank. As part of the year-end performance assessment process, all TD Securities employees are evaluated on a scorecard of governance, control and risk management behaviours. The governance, control, and risk management factors on the scorecard are a factor in the year-end compensation decision.

Deferred Compensation

A significant portion of total compensation for PCP participants is awarded as equity, with the equity portion of compensation delivered in restricted share units that vest at the end of three years. The following table outlines the minimum percentage of total direct compensation that is awarded as equity for employees at each TD Securities titled level.

	Vice Chair	Managing Director	Vice President & Director	Employees with Comp > C$500,000
Cash compensation (salary + cash incentive)	60%	65%	80%	80%
Restricted share units (deferred)	40%	35%	20%	20%

In addition to the guidelines above, employees who have the authority to make decisions that could have a material impact on the risk of the bank will have a minimum of 40% of total compensation deferred. All restricted share units vest at the end of three years, are subject to a discretionary adjustment based on risk outcomes over the vesting period, are subject to claw back in certain circumstances, and can be cancelled at the discretion of the committee prior to vesting. These features ensure that final payouts can be appropriately linked to risk-adjusted performance over the medium term.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to compensation, additional quantitative information is required for senior management and material risk takers.

For the purposes of the tables below, senior management has been identified as the named executive officers listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described on page 51 of this circular (excluding the named executive officers). There were 193 material risk takers identified in 2012 and 186 material risk takers identified in 2013, in each case excluding the named executive officers.

Table 1: 2013 Compensation Awards

The following table summarizes the value of compensation awarded to material risk takers in respect of 2012 and 2013. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant. The table below excludes variable compensation awards for three executives who, under a transition agreement, will be compensated based on the calendar year ending December 31, 2013, and as a result, their incentive compensation has not been determined as of the finalization of this circular.

	2012		2013
All numbers in C$ millions	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Fixed Compensation
Salary (1)	$4.0	$48.6	$4.3	$48.7
Variable Compensation Awards
Cash Incentive (non-deferred)	$9.6	$89.5	$9.2	$85.8
Share Units (deferred)	$15.1	$88.3	$15.1	$81.4
Stock Options (deferred)	$7.9	$21.8	$7.5	$19.5
Other Deferred Incentive (2)	$0.0	$1.1	$0.0	$1.2
Other
Guaranteed Awards (3)	$0.0	$3.2	$0.0	$0.3
Sign on Awards (4)	$0.0	$17.8	$0.0	$23.2

Notes:

(1)	Salary is the annual salary as at October 31.

(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and a deferred fund based plan for certain wealth management participants.

(3)

One individual identified as a material risk taker received a guaranteed award in 2013 versus three in 2012. Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(4)	27 individuals identified as material risk takers received sign-on awards in 2013 versus 31 in 2012. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

52    THE TORONTO-DOMINION BANK        PROXY CIRCULAR

Table 2: Deferred Compensation

The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.

	2012(1)		2013(1)
All numbers in C$ millions	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	$52.9	$305.7	$58.2	$351.7
Stock Options	$27.3	$46.1	$35.9	$79.8
Other Deferred Incentive (2)	$0.0	$2.4	$0.0	$7.8
Vested
Share Units	$101.6	$116.2	$128.2	$145.0
Stock Options	$66.4	$58.7	$56.3	$67.7
Other Deferred Incentive (2)	$0.0	$0.0	$0.0	$0.0
Paid during calendar year
Share Units	$18.8	$101.7	$23.5	$108.9
Stock Options	$27.3	$37.3	$56.3	$22.4
Other Deferred Incentive (2)	$0.0	$0.4	$0.0	$1.3

Notes:

(1)	Based on the TSX closing price of a common share on December 31, 2013 of $100.11, and on December 31, 2012 of $83.75.

(2)

Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and a deferred fund based plan for certain wealth management participants.

100% of the vested and unvested awards listed in Table 2 are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the performance share unit multiplier) and/or explicit adjustments (e.g., reduction, claw back, or forfeiture of awards).

As outlined in the description of deferred compensation plans in the “Description of Key Deferred Compensation Plans” section of this circular, the bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in unusual circumstances, including for non-compliance to the risk appetite. No such adjustments were made in 2013. In addition, the bank’s share price increased during the year, and the performance share unit multiplier for units that matured in 2013 was 106.7% based on the bank’s TSR relative to peers during the three year deferral period. As a result there are no decreases in the value of deferred compensation to report due to implicit adjustments during the year.

To preserve employee confidentiality, the bank has provided to the Office of the Superintendent of Financial Institutions (OSFI), the bank’s home regulator, information regarding severance payments made to material risk takers in 2013, including details regarding the number of material risk takers who received severance payments, the aggregate amount of the severance payments, as well as details regarding the highest single severance payment made during 2013.

RETIREMENT PLAN BENEFITS

Highlights:

•

Mr. Masrani, Mr. Hockey, Ms. Johnston and Mr. Pedersen participate in a supplemental executive retirement plan called the Executive Benefit Plan, which is closed to new members. The plan provides for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions.

•

Mr. Clark’s employment arrangements provide for a lifetime pension that is inclusive of benefits earned at CT Financial Services Inc. Mr. Clark’s pension was frozen in October 2010, with no further accruals, and continues to be subject to conduct provisions. Upon retirement, Mr. Clark’s pension will provide a lifetime annual pension of $2.4885 million and will continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death. Mr. Clark’s arrangements are explained below under “Pension Arrangements for Mr. Clark”.

The named executive officers participate in different bank retirement plans, with the exception of Mr. Dorrance who does not participate in any bank retirement plans.

The following section describes the retirement plans in which one or more of the named executive officers continue to participate. In addition, there are several plans in which the named executive officers accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the Canada Trust Money Purchase Plan.

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Executive Benefit Plan

The bank offers an unfunded executive plan that includes a portion of the executives’ incentive compensation. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:

Participating named executive officers	Ms. Johnston, Mr. Hockey, Mr. Masrani and Mr. Pederson
Pension formula

The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Quebec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.

Final average earnings	The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped, as follows:
• salary frozen at October 31, 2010, plus annual incentive to a maximum of 120% of actual salary (maximum of 30 years); or
• pensionable earnings (salary, plus incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years).
Retirement age	63
Reduction for early pension commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of pension

The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The named executive officers, with the exception of Mr. Dorrance, participate in the TD Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank, and is determined based on the following plan provisions:

Participating named executive officers	Mr. Clark, Ms. Johnston, Mr. Hockey, Mr. Masrani and Mr. Pedersen*
Pension formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).
Final average earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.
Average government limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.
Member contributions	3.85% of salary up to the government limit plus 5.5% of salary above the government limit, up to the applicable Income Tax Act maximum of $17,569, in 2013. All named executive officers who are active participants in the plan make contributions at the maximum level.
Retirement age	63
Reduction for early pension commencement	Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.
Form of pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on pension	The annual pension is limited to the maximum set out by the Income Tax Act. For 2013, the maximum pension is $2,696.67 per year of membership.

*

Mr. Pedersen continues to participate in the TD Pension Fund Society, and is not eligible to participate in the TD Bank 401(k) retirement plan, during his assignment to the United States, in accordance with the bank’s current assignment policy

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TD Bank 401(k) Retirement Plan

TD Bank, America’s Most Convenient Bank provides a qualified 401(k) defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani
Provisions	The bank makes annual core contributions to the plan based on a percentage of the employee’s eligible compensation, depending on the age and years of service of the employee. Employees are also eligible to make contributions by deferral of eligible compensation into the plan up to prescribed limits, and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The retirement benefit payable from the plan is estimated based on the member’s account balance and annuity purchase rates.
Retirement age	65

PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that became fixed in October 2010. Mr. Clark’s estimated pension consists of: a supplemental pension determined as if Mr. Clark was a participant in the bank’s Executive Benefit Plan (the TD Pension Arrangement); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the CT Pension Arrangement); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity. Mr. Clark’s pension is inclusive of all benefits from pension plans that he participates in as a result of his employment with the bank and the Canada Trustco Mortgage Company. Pension benefits are payable for life, and would continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

During 2009, Mr. Clark agreed to changes in his employment arrangements which included the freezing of his pension benefits at $2.4885 million, effective October 2010. For service after October 2010, Mr. Clark will accrue no additional pension benefit. Further details about Mr. Clark’s employment agreement are provided starting on page 56 of this circular.

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ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the named executive officers from October 31, 2012 to October 31, 2013.

	Years of Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2012(3)(4)	2013 Compensatory Change(5)	2013 Non Compensatory Change(6)	Accrued Obligation at October 31, 2013(3)(4)
Name	October 31, 2013(1)	Age 65	October 31, 2013	Age 65(2)
Ed Clark
• TD Pension Arrangement	21.0	21.0	$1,000,000	$1,000,000	$14,299,000		$(272,000)	$14,027,000
• CT Pension Arrangement	21.0	21.0	$818,000	$818,000	$13,371,000		$(556,000)	$12,815,000
• Other CT compensation	N/A	N/A	$670,500	$670,500	$10,205,000		$(305,000)	$9,900,000
Colleen Johnston	24.5	34.4	$489,100	$704,000	$4,544,500	$394,900	$123,500	$5,062,900
Bharat Masrani(7)	26.5	34.1	$574,600	$796,200	$5,982,400	$1,494,600	$49,600	$7,526,600
Mike Pedersen(8)	9.1	26.5	$190,000	$551,200	$1,441,900	$370,800	$33,400	$1,846,100
Tim Hockey	30.4	45.0	$646,500	$746,700	$5,013,200	$174,200	$(37,800)	$5,149,600

Notes:

(1)

Represents credited service for the named executive officer’s executive plan, which provides the majority of the pension benefit. Credited service for the TD Pension Fund Society is 9.5 years for Ms. Johnston, 10.9 years for Mr. Hockey, 6.5 years for Mr. Masrani, and 6.3 years for Mr. Pedersen. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 2.33 years.

(2)

The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded.

(3)	All pension values include the cost of amounts payable from all bank plans in which the named executive officer previously and currently participates.

(4)

Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 26 of the 2013 consolidated financial statements of the bank.

(5)

Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost), the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)

Non-compensatory changes in the obligation in 2013 include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)

Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s average exchange rate for the period of November 1, 2012 to October 31, 2013 (C$ 0.6282 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s average exchange rate for the period November 1, 2012 to October 31, 2013 (C$ 1.0918 = U.S.$1.00).

(8)

Mr. Pedersen’s service at October 31, 2013 reflects the additional service granted. The service amount reported at October 31, 2012 was his actual service of 5.3 but should have included additional service which was 7.1 years at that date.

EMPLOYMENT ARRANGEMENTS, TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Arrangements — Group President and Chief Executive Officer

In February 2009, the board extended Mr. Clark’s employment agreement. His previous agreement was set to expire on October 10, 2010, and the extension is an open ended agreement that will be in effect until his retirement. As part of the terms of the renewed agreement, Mr. Clark’s pension was frozen in October 2010, and he will not receive any pension payments that would have been due to him after October 2010, during the time he remains employed by TD. In addition, as part of the extension, Mr. Clark agreed to waive his right to severance pay under any circumstances.

In return for foregoing pension payments that he was due to receive after October 2010, Mr. Clark received an option grant in March 2009 with a present value at the time of $4.7 million. The value of the option grant delivered was equivalent to the value of the pension payments Mr. Clark gave up. In this manner, Mr. Clark replaced earned cash with at-risk equity, further enhancing his alignment with shareholders over the long term. The option grant is subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results.

Mr. Clark had previously received 170,000 DSUs which in part replaced a term certain annuity agreed to under his original employment agreement when he joined the bank in 2000. The DSUs vested fully on June 1, 2010.

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The following table describes the termination benefits that Mr. Clark would receive under the terms of his current employment agreement in the event he leaves the bank under various circumstances:

Effective Date	February 25, 2009
Resignation, Retirement	• Base salary to the date of departure.
• The special DSU grant will be paid out.
• Pension — benefit frozen as of October 2010 at $2,488,500.
• Severance — No severance amounts will be payable.
Termination without Cause	• Base salary and pro-rata annual incentive to the date of termination.
• The special DSU grant will be paid out.
• Pension — benefit frozen as of October 2010 at $2,488,500.
• Severance — No severance amounts will be payable.
Termination with Cause	• Base salary to the date of termination.
• Pension — reduced from $2,488,500 to $978,000 plus registered pension plan benefits.
In addition, Mr. Clark is bound by certain conduct provisions under the employment agreement:
Non-Compete	Mr. Clark agrees not to compete, without the prior written consent of the bank, directly or indirectly, with the bank or any major subsidiary or major downstream affiliate of the bank by being employed by or associated with or otherwise involved with any major financial institution in the world for a period of two years.
Non-Solicitation	Mr. Clark agrees not to, directly or indirectly, take any steps to induce or solicit any executive of the bank to terminate his or her employment with the bank for any reason, for a period of two years.
Non-Compliance	If Mr. Clark fails to meet his obligations, a significant portion of his pension shall be suspended or forfeited, and he would not be able to make any related claims against the bank unless he is terminated without cause.
Employment Arrangements — Group Head, Finance, Sourcing and Corporate Communications, and Chief Financial Officer
Pension	As a term of her employment, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first 10 years of service, for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Johnston’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Johnston with a competitive pension at retirement age which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

Termination Without	Ms. Johnston’s employment arrangements with the bank entitle her to a severance consisting of:
Cause	• 24 months of base salary and annual incentive. The annual incentive is determined using an average of the previous three year actual annual incentive received.
• Pro-rata annual incentive reflecting the percentage of year worked should termination occur during the year.
Employment Arrangements — Group Head, U.S. Personal and Commercial Banking
Pension	Subject to future vesting requirements, Mr. Pederson is eligible to receive an additional eight years of service, for the purpose of determining the portion of his pension provided by the Executive Benefit Plan, as follows:
• 2 years of service for each year of service from 2011 to 2013, which vested on January 1, 2014, and
• 2 years of service for each year of service from 2014 to 2018, which will vest on January 1, 2019.
Actual years of service apply for Mr. Pedersen’s benefit under the Pension Fund Society. This exception to policy was granted to provide Mr. Pedersen with a competitive pension at retirement age which would not have otherwise been possible given his years of experience prior to being recruited to the bank.

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Calculation of Termination Benefits

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the named executive officer’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each named executive officer:

•	termination date of December 31, 2013;

•	the December 31, 2013 TSX closing price for a common share was $100.11; and

•	pension benefits have been calculated using the fiscal year-end date of October 31, 2013.

The amounts stated below are the incremental values of such benefits that the named executive officer could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

All numbers in C$ millions Event	Ed Clark	Colleen Johnston	Bob Dorrance	Bharat Masrani	Mike Pedersen	Tim Hockey
Resignation
Severance		$ 0			$ 0
Equity	Eligible for	$ 0	Eligible for	Eligible for	$ 0	Eligible for
Annual pension payable	Retirement	$ 0	Retirement	Retirement	$ 0	Retirement
Total		$ 0			$ 0
Retirement
Severance	$ 0		$ 0	$ 0		$ 0
Equity	$30.9	Not Eligible for	$18.3	$15.3	Not Eligible for	$11.3
Annual pension payable	$ 0	Retirement	$ 0	$ 0	Retirement	$ 0
Total	$30.9		$18.3	$15.3		$11.3
Termination without cause:
Severance	$ 0	$ 2.3	$ 5.8	$ 5.6	$ 3.7	$ 3.7
Equity (in addition to retirement amount)	$ 0	$ 3.0	$ 0	$ 0	$ 4.7	$ 0
Annual pension payable	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	$ 0	$ 5.3	$ 5.8	$ 5.6	$ 8.4	$ 3.7
Termination with cause:
Severance	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Equity	($5.4)	($6.1)	($18.1)	($17.9)	($3.5)	($5.3)
Annual pension payable	($1.4)	($0.5)	$ 0.0	($0.5)	($0.2)	($0.6)
Total	($6.8)	($6.6)	($18.1)	($18.4)	($3.7)	($5.9)
Change of control(1):
Severance	$ 0	$ 2.3	$ 5.8	$ 5.6	$ 3.7	$ 3.7
Equity (in addition to retirement amount)	$ 0	$ 7.1	$ 0	$ 0	$11.2	$ 0
Annual pension payable	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	$ 0	$ 9.4	$ 5.8	$ 5.6	$14.9	$ 3.7

Note:

(1)	An executive must be terminated within 24 months of a change of control to receive the incremental values indicated.

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The treatment of equity under each of the termination scenarios is governed by the terms of the various equity plans, which are summarized in the following table.

Event	Share Units	Stock options	Deferred Share Units	Vesting Share Units
Resignation	Forfeited.	Vested stock options can be exercised within 30 days.	Redeemable upon resignation.	Forfeited if resignation is within the vesting period. If resignation occurs after the vesting period, the VSUs will be redeemable upon resignation.
Retirement	Mature in normal course subject to compliance with the conduct provisions and other plan terms.	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement.	Redeemable upon retirement.	Forfeited if retirement occurs within the vesting period. If the retirement occurs after the vesting period, the VSUs will be redeemable upon retirement.
Termination without Cause	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. Units mature in normal course subject to compliance with the conduct provisions and other plan terms.	Vested stock options and those that vest within 90 days may be exercised within 90 days. For stock options that vest at the end of four years, holders are entitled to a pro-rata share based on the number of full 12 month periods since the award date.	Redeemable upon termination.	Entitled to a pro-rata share based on the number of full 12 month periods since the award date, subject to compliance with the conduct provisions. If the termination occurs after the vesting period, the units will be redeemable upon termination.
Termination with Cause	Forfeited.	Forfeited.	Redeemable upon termination.	Forfeited.
Change of Control (if terminated within 24 months following a change of control)	Continue to vest and are paid out at the original maturity date.	All stock options vest immediately upon termination and remain exercisable for 90 days following termination.	Redeemable upon termination.	All unvested units vest immediately, and are redeemable upon termination.

A change of control occurs when:

•	outstanding voting shares of the bank represent less than 50 percent of the combined voting power of the new entity;

•	there is, or is expected to be, a change of 50 percent or more of the directors of the bank; or

•	the board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Conduct Provisions Resulting in Forfeiture

Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	conduct constituting cause for discipline or dismissal;

•	solicitation of customers/employees;

•	disclosure of confidential information;

•	competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario);

•	failure to sign a participation agreement; and

•	failure to certify compliance with conduct provisions.

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STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 Information Circular and TSX Company Manual Section 613 Security Based Compensation Arrangements.

Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2007 TD Banknorth Inc. privatization, the 2008 Commerce Bancorp, Inc. acquisition, and the acquisition of The South Financial Group, Inc. (TSFG) in 2010 (referred to below as ‘legacy plans’). TD Banknorth stock options that were to expire after December 31, 2008, all outstanding Commerce Bancorp stock options, and, all outstanding TSFG stock options and stock appreciation rights were converted into bank stock options/stock appreciation rights by adjusting both the exercise price and number of options/stock appreciation rights as specified in the respective merger agreement. As a result, a bank common share will be issued upon the exercise of an outstanding option under the legacy plans. Stock appreciation rights issued under TSFG legacy plan will be settled in cash upon exercise. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options/stock appreciation rights are exercised or expire (no options/stock appreciation rights exceeded a ten year term) and no further grants of stock options/stock appreciation rights will be made under these plans. Participation in the legacy plans extended to middle management and in some cases outside directors of the acquired companies. The information below applies to awards under the bank’s 2000 Stock Incentive Plan, unless stated otherwise.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of January 23, 2014, aggregate information for the bank’s stock option plans and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding.

	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average Exercise price of Outstanding Options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding & available for grant (a) + (c)
Equity Compensation Plans	% of common shares outstanding	No.		% of common shares outstanding	No.	% of common shares outstanding	No.
2000 Stock Incentive Plan	1.11%	20,501,456	$36.03	1.40%	25,684,648	2.51%	46,186,104
TD Banknorth legacy Stock Option Plans(1)	0.02%	333,998	U.S.$28.26	nil	nil	0.02%	333,998
Commerce Bancorp legacy Stock Option Plans(1)	0.14%	2,650,078	U.S.$31.44	nil	nil	0.14%	2,650,078
TSFG legacy Stock Option Plans(1)	0.00%	576	U.S.$3,320.73	nil	nil	0.00%	576
Overall	1.28%	23,486,108	$35.92	1.40%	25,684,648	2.67%	49,170,756

Note:

(1)

The information is aggregated for the 10 TD Banknorth legacy plans, three Commerce Bancorp legacy plans, and seven TSFG legacy plans under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of TD Banknorth Inc., Commerce Bancorp, Inc. and TSFG. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on January 23, 2014 (C$1.1099 = U.S.$1.00).

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Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the stock option plan. Details on the term and vesting schedule of stock options are set out above under the heading “Description of Key Deferred Compensation Plans”. The term of outstanding stock options under all plans do not exceed ten years. The following table provides more details on the features of the stock option plans.

Exercise price	The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant. The bank does not back date stock options.
Stock Appreciation Rights	Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date. Under one of the TSFG legacy plans, stand alone stock appreciation rights are outstanding. TSFG stock appreciation rights settle in cash upon exercise for the difference between the fair market value on the exercise date and the stock appreciation right exercise price.
Transfer / Assignment of Stock Options	Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession; however, in some plans, an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

Circumstances under which an individual is no longer entitled to participate	The information detailed below excludes any reference to one of the legacy plans designed for outside directors as under that plan outstanding stock options continue under normal plan terms in all termination scenarios.
	•	Termination for Cause: Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however, the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).
	•	Termination without Cause: Stock options expire early. Vested stock options and those that vest within 90 days can be exercised during that 90-day period. After that time, all outstanding stock options are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).
	•	Retirement: Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).
	•	Resignation: Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to three years from the date of resignation (depending on the plan).
	•	Death or Disability: All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the legacy plans, the exercise period may vary from three months to up to three years.
	•	Other Circumstances: The plan administrator may extend an early expiry date in limited circumstances.

Plan Amendments	Under the specific amendment procedure approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
	(i)	an increase in the number of shares reserved under the plan;
	(ii)	a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;
	(iii)	an extension of the original stock option expiry date;
	(iv)	re-introduction of non-employee directors as being eligible for new award grants under the plans;
	(v)	a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;
	(vi)	any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the Plan; and
	(vii)	any amendment to the amendment provisions set forth in section 14 of the Plan.
Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.
Financial Assistance to Participants	Until the end of 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase shares under the plans and to achieve share ownership requirements. The bank no longer offers these loans. Loans approved up to December 31, 2009 were in the form of a demand loan for the purchase of common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to named executive officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options were made on market terms and conditions. No financial assistance is available for the exercise of stock options under the legacy plans.

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In 2013, the HRC reviewed the terms of the current stock option plan. As a result of the review, the committee recommended, and the board approved, two housekeeping matters that are intended to increase administrative efficiency. These changes provide automatic eligibility for certain benefits, as set out below, to individuals whose service is terminated without cause. Administrator discretion was previously required for these particular benefits to apply:

•	plan participants who meet the bank’s retirement definition at termination are now automatically eligible to be treated as a retiree; and

•	plan participants whose termination date falls within 90 days of the final vesting date of a stock option award are now automatically entitled to full vesting of that award (i.e., no pro-ration).

Guidelines on Stock Option Overhang, Dilution and Burn Rate

The following table summarizes the total number of stock options granted to eligible executives during each of the last six calendar years. The number of options has been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split.

Year	# of Stock Options Granted	# of Participants
2013	2,594,240	150
2012	3,334,566	159
2011	3,843,992	164
2010	3,461,224	143
2009	4,727,976	135
2008	6,665,472	315

As of December 31, 2013, the bank’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth, Commerce Bancorp and TSFG converted options):

Rate	Description	Guideline	2013	2012	2011	2010	2009
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	7.5% or less of the number of shares outstanding.	2.70%	3.12%	1.96%	2.56%	3.54%
Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding	Less than 1% of the number of shares outstanding.	0.14%	0.18%	0.21%	0.20%	0.20%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

As a result of the TSFG acquisition, 2.9 million TSFG stock options were converted into 11,179 bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding TSFG options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $0 on the conversion date (September 30, 2010).

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employee, executive officer or director of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, all employees and directors must disclose at the earliest opportunity to their manager or, in the case of the CEO or a director, to the board, any interest they have in an existing or proposed material contract or transaction involving the bank in which they may have some influence or perceived interest.

The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices of this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank has purchased, at its expense, a Blended Financial Lines and Executive & Professional Liability insurance program that includes Directors’ and Officers’ Liability insurance. This insurance provides protection for directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, including its majority-held subsidiaries and entities over which the bank has a controlling influence. This insurance has a dedicated policy limit of $300 million per claim and in the aggregate for the 12 months ending May 1, 2014. There is no deductible for this coverage. The insurance applies in circumstances where the bank does not indemnify its directors and officers for their acts or omissions. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $2 million.

DIRECTORS’ APPROVAL

The board of directors has approved the contents of this circular and its sending to the common shareholders of the bank.

Philip C. Moore

Senior Vice President, Deputy General Counsel

and Corporate Secretary

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SCHEDULE A

SHAREHOLDER PROPOSALS

The following three proposals have been made by holders of common shares of the bank for consideration at the meeting. The board of directors opposes these proposals for the reasons set out after each of them.

Proposals A, B, and C were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montréal, Québec H2X 1X3. These proposals were submitted in French and translated into English by the bank.

Proposal A:    Gradual abandonment of stock options as a form of compensation

Be it resolved that the Bank undertakes to gradually eliminate stock options as a form of variable compensation for its senior executives.

Shareholder’s Statement:    As mentioned by the Institute for Governance of Private and Public Organizations (IGPPO), in its study entitled Pay for Value: Cutting the Gordian Knot of Executive Compensation: “It was a major mistake, and a source of many shenanigans, to make stock options a large component of executive compensation.”

Senior executive compensation must rely on solid performance criteria which these executives can control and which favour the creation of long-term added value for the organization. However, compensation in the form of stock options is mainly intended to reward and motivate senior executives by tying executive performance to the performance of the company’s shares.

Such a relationship is far from proven. For example, the results of a study performed by Michel Magnan and Sylvie St-Onge reveal:

“that between 1998 and 2008, 90% of the change in the market price of the five big Canadian banks is explained by characteristics of the banking sector, such as low interest rates and a favourable macroeconomic context. In other words, during that decade, less than 10% of the differences in these banks’ market performance can be explained by factors specific to each of them, including the decisions and initiatives of the CEOs in office, but also by a host of other factors, such as their personnel, their clientele, the location of their places of business or their business ‘mix’”.1 [TRANSLATION]

For this reason, stock options should be abandoned gradually, which could also allow us to rebuild in a small way our confidence in the approach used by the Bank to reward and motivate senior management.

[1]	http://www.igopp.org/IMG/pdf/rem._des_dir._StOnge-Magnan_a08.pdf (p. 26)

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

In the global market for talent in which the bank operates, the bank must provide a competitive compensation package if it is to continue to attract and retain the most highly skilled and motivated executives. The board of directors believes that stock options are a necessary element in the design of market competitive compensation.

In line with changing market conditions, the bank has reduced the use of stock options over the past several years in favour of performance share units that incorporate a performance adjustment tied to total shareholder returns relative to peer organizations. As a result of this reduction, options are only granted to approximately 150 senior executives who are in key leadership roles and are involved in the strategic decisions that contribute to the long term success of the bank. For all such executives, stock options represent a small portion of total compensation. Reflecting the bank’s conservative usage of options, the annual burn rate (the number of options granted divided by total shares outstanding) is less than 0.2%, significantly below levels that trigger concerns from shareholder advisory groups such as Institutional Shareholder Services.

In addition to meeting market norms, there are several desirable design features that are associated with the use of stock options as a component of a competitive pay arrangement. Options are a tax efficient method of compensation in Canada that, in typical circumstances, creates a retention incentive for the executive as the executive must maintain employment with the bank for many years in order to realize the full value of the option award. Due to Canadian tax issues, other types of compensation used by the bank are limited to a term of three years, while stock options have a term of ten years, reinforcing the incentive to focus on long-term success. In addition, stock options create a powerful incentive to grow the company, as they have no value unless the share price increases over time. Thus, the prudent use of options provides an incentive for senior executives to focus on the long-term success of the bank.

The HRC regularly reviews our executive compensation program to ensure that it is rewarding behavior that is consistent with shareholders’ interests. We continue to believe that stock options are an important component of a competitive compensation package, and as a result, we do not believe adopting this proposal is in the best interests of the bank or our shareholders.

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Proposal B:    Paying its fair share of taxes

Be it resolved that the Bank disclose, at the next Annual Meeting, the actions it intends to take to comply with the plan tabled by the OECD last July 20, regarding non-payment by multinationals of their fair share of taxes.

Shareholder’s Statement:    Upon the tabling of the Action Plan on Base Erosion and Profit Shifting by the Organization for Economic Cooperation and Development (“OECD”) before the G20 Finance Ministers, the Secretary-General of the OECD mentioned:

“International tax rules, many of them dating from the 1920s, ensure that businesses don’t pay taxes in two countries – double taxation. This is laudable, but unfortunately these rules are now being abused to permit double non-taxation. The Action Plan aims to remedy this, so multinationals also pay their fair share of taxes.”

More specifically, with the goal of adequately managing the reputational risk that could result from an excessive tax avoidance strategy, we propose that the Bank inform its shareholders, its clients and the other stakeholders of its internal policy to address the recommendations of this report, in particular, with regard to the following:

•	“Prevent treaty abuse” to prevent the phenomenon of “double non-taxation”; does the Bank benefit from such tax treaties and what are the impacts on the taxes it has to pay?

•

Revise the definition of “permanent establishment” so as to prevent corporate subsidiaries from artificially avoiding this status subjecting them to taxation: does this situation exist at the Bank and, if so, what measures does it plan to adopt in order to pay the taxes it owes?

•

Measures to “assure that transfer pricing outcomes are in line with value creation”. This will involve preventing an enterprise from transferring its profits realized in standard-tax or high-tax countries to low-tax countries: does the Bank use this tax strategy and, if so, what is its policy for the years ahead?

As Gérard Bérubé mentioned in a recent Le Devoir article, companies are “only limited by their imagination. There are the abusive recourses to transfer pricing or complex financial instruments (hedge instruments or swaps). We can also think of techniques that allow companies to deduct losses they have not actually incurred. In addition, there is the use of avoidance accounting mechanisms creating ‘artificial’ losses or multiplying deductions with the same loss.” [TRANSLATION]

In short, we resolve that the Audit Committee table a report at the next Annual Meeting, presenting the actions the Bank agrees to undertake to comply with the actions recommended by the OECD.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

TD Bank Group is a global business that operates in many jurisdictions around the world. The bank complies with all tax laws in these jurisdictions, some of which impose higher tax rates and others lower tax rates than in Canada. The bank also strives to maintain transparent and cooperative relationships with the tax authorities in the jurisdictions in which we operate.

The Action Plan on Base Erosion and Profit Shifting (the Action Plan) tabled by the Organisation for Economic Co-operation and Development (OECD) is a plan to provide international guidance on 15 areas of focus within the next one to two-year period so that each country can make independent decisions as to whether and to what extent they choose to deal with each area of concern addressed in the Action Plan. The bank has been proactively and constructively involved in consultations with the OECD relating to the Action Plan.

To the extent the OECD does ultimately provide international guidance at the conclusion of the Action Plan process and that guidance is adopted into the legislation and regulations of the jurisdictions in which the bank operates, we will comply with those laws and regulations. However, since the OECD is not anticipated to issue final recommendations for at least the next year, we believe it is premature to engage in a process to assess whether any actions need to be taken in response to the action plan and, therefore, do not believe it is practicable for the audit committee to prepare and table the report proposed in this proposal or that a report which would be useful to shareholders can be prepared at this time.

Given the foregoing, we do not believe adopting this proposal is appropriate or in the best interests of the bank or our shareholders.

Proposal C:    Pension plans and transparency

Be it resolved that the Bank adopt more transparent communication regarding the status of the pension plans it administers, putting the emphasis, in plain language, on the issues affecting the pension plans administered by the Bank.

Shareholder’s Statement:    One of the largest long-term liabilities of corporations is related to the pension plans under their responsibility. The status of these plans is currently found in the notes to the financial statements (Note 25). The actuarial valuation of these plans must be based on “management’s best estimates” for each of the demographic and financial assumptions, including the discount rate relating to payment of future benefits and the expected return on plan assets. These assumptions are difficult to understand for shareholders concerned about determining the actual status of the company’s liabilities and the pension plans’ impacts on the liabilities.

We therefore request that management produce a report of all the issues raised by the management of these pension plans, while presenting the actions it intends to take to remedy the situation. In particular, we want the shareholders to be informed of the process that led management to formulate the assumptions on which financial reporting is based, and their impact on the financial statements.

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THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Our view is that vigilant oversight of our pension plans is of the utmost importance, and the board of directors has established robust governance practices designed to ensure that the bank’s pension plans are closely managed and appropriately funded. In 2011, the bank commissioned an independent review of its retirement plan governance process, which concluded that overall the bank operates a robust and leading edge retirement plan governance process.

Within the bank’s retirement plan governance model, the HRC has the strategic and ongoing responsibility and authority (as set out in its charter, which is available on the bank’s website, and in its governance policy for pensions and retirement saving plans) to oversee these plans. Additional information regarding the HRC’s role in the oversight of the bank’s pension plans is available in the “Report of the Human Resources Committee” section of the circular, starting on page 25.

This proposal states that the bank’s pension plan disclosure, including the disclosure of management’s best estimates, is too complex for shareholders to easily understand. As with all of its public disclosures, the bank strives to provide shareholders with full, true and plain disclosure (in both English and French) about the bank’s pension plans, while at the same time satisfying mandated disclosure requirements. The disclosure relating to the pension plans under the bank’s responsibility must be precise and accurate in describing actuarial matters and management estimates, and this does in some cases result in a need to describe complex actuarial assumptions and estimates that cannot be oversimplified. However, the board of directors believes that the key points relating to the pensions plans, including their financial position and the assumptions relating thereto, are clearly communicated to our shareholders in Note 26 of the bank’s 2013 annual consolidated financial statements. We would like to highlight that Note 26 summarizes the sensitivity of obligations and expenses to an absolute change of 1% in the key assumptions.

The board of directors believes that the bank is already doing all it can usefully do in relation to this proposal. Accordingly, the board of directors does not support the adoption of this proposal.

MÉDAC also duly submitted a proposal entitled “Advisory vote on senior executive compensation: Responding to the dissatisfaction expressed”. Following discussions with the bank, MÉDAC has agreed to withdraw this proposal.

Mr. Andrew H. Palicz of 124 Deerfield Circle S.E., Calgary, Alberta T2J 6L8 submitted the following two proposals. After discussions with the bank, Mr. Palicz agreed to withdraw his proposals but asked that the text of the proposals and supporting statements be included in the circular.

1.

“Ed Clark Award For Outstanding Shareholder Relations. Resolved, that there be initiated, in honor of Ed Clark, an annual award, to be presented at The Toronto-Dominion Bank’s Annual General Meeting, by its board of directors , to one or more of its employees, for outstanding shareholder relations.

Shareholder Statement: The Toronto-Dominion Bank has, in recent years, received numerous awards from IR Magazine for the exceptionally high quality of its investor relations under Ed Clark’s executive leadership as its Group President and Chief Executive Officer. These include awards that recognize Ed Clark for “Best Investor Relations by a CEO: Large Cap”. An annual award in Ed Clark’s honor would affirm publicly, in perpetuity, the importance of strong investor relations to the long-term well-being of the TD Bank. It would also serve to encourage future generations of employees of the TD Bank to continue to follow in Ed Clark’s practice of excellence in the area of investor relations. The cost of implementing this proposal is small, but the potential long-term value to the TD Bank of doing so is great.”

2.

“Untranslated Webcasts and Transcripts of TD Bank Annual General Meetings. Resolved, that untranslated bilingual versions, of both the webcasts and the transcripts, of each Annual General Meeting of The Toronto-Dominion Bank, be included on the TD Bank’s website, alongside the French only and English only versions that are already therein provided.

Shareholder Statement: French only and English only webcasts and transcripts, of TD Bank Annual General Meetings, are already to be found in the French and English Investor Relations sections, respectively, of the TD Bank’s website. Many TD Bank shareholders, though, are in fact able to understand both French and English. Such shareholders may wish to avoid the occasionally inevitable semantic lacunae, as well as the loss of nuance, that do in fact result from even high quality simultaneous translation. Those shareholders who value semantic precision will prefer, when able, to hear and to read the thoughts of someone else in that person’s own voice and language.”

As sub-advisor to the IA Clarington Inhance SRI funds and on behalf of two of the funds, Vancity Investment Management (Vancity) of 300 — 900 West Hastings Street, Vancouver, BC V6C 1E5 submitted a shareholder proposal relating to the bank’s analysis of the environmental risks we face in our various businesses. Following discussions with the bank, Vancity has agreed to withdraw its proposal.

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SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our board of directors and management believe that sound corporate governance practices contribute to managing the bank effectively and to achieving our strategic and operational plans, goals and objectives. The board’s corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines) and focus on the board’s responsibilities to the bank’s shareholders and on creating long-term shareholder value. These policies and practices take into account rules of the TSX. Because the bank is regulated by OSFI, these policies and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, although they do not all directly apply to the bank, these policies and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission. The governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.

You can find additional governance information on our website, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the position description for directors, the position description for the CEO, and the charters of the board, its committees, the chairman of the board, and the chairs of the committees. The corporate governance committee reviews corporate governance principles and practices each year and recommends, where required, amendments to the board for consideration and approval.

Board of Directors

For information on director nominees proposed for election, such as other public company boards on which they serve, key areas of expertise/experience and their attendance record for all bank board and committee meetings during fiscal 2013, please see the “Director Nominees” section of this circular.

Director Independence

The board believes that to be effective it needs to operate independently of management. This means that a large majority of the board and all committee members are not part of management and do not have relationships with the bank that would make them personally beholden to the bank and consequently interfere with the exercise of their independent judgment. Currently, an overwhelming majority of our directors are independent. Of the 16 nominees proposed for election, 14, or 88%, are “independent” under the bank’s Director Independence Policy (available at www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act.

Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law. Because of their positions, W. Edmund Clark, Group President and CEO, TD Bank Group, and Bharat B. Masrani, Chief Operating Officer, TD Bank Group, are not considered to be “independent” under the policy or the CSA Guidelines and are “affiliated” under the Bank Act. Mr. Clark has announced his intention to retire as Group President and CEO effective November 1, 2014, and the board of directors has announced its intention that Mr. Masrani will become Group President and CEO, TD Bank Group on November 1, 2014.

The board adopted the Director Independence Policy and delegated responsibility to the corporate governance committee for:

•	recommending to the board independence criteria for directors;

•	reviewing the policy annually, including as to the continued appropriateness of the director independence criteria; and

•	evaluating the independence of directors annually, and as needed for director appointments during the year.

How we determine independence

Directors must complete detailed questionnaires each year about their individual circumstances. Directors who have a material relationship with the bank, and management directors, are not considered independent under the Director Independence Policy. To determine if a director has a material relationship with the bank, the corporate governance committee looks at the nature and importance of the director’s bank connections. Relationships through outsourcing, consulting, legal, accounting and financial services are particularly scrutinized. The committee also takes into account people or organizations the director is related to, such as a spouse or an employer where the director is an executive. The committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of directors will be independent.

While not required to do so, the corporate governance committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Messrs. Clark and Masrani, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•

The board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2013, 48 in-camera sessions were held.

•	The board and each committee may engage their own independent advisors.

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•	The non-management directors must annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors.

•	The non-management directors must acquire, over a set period of time, equity ownership with a value equivalent to at least six times their respective annual cash retainer.

Board members are expected to understand that independence also means preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Board Interlocks

The bank has a robust process to annually evaluate director independence. Although the board does not set a formal limit on the number of interlocking board and committee memberships that directors may have, the corporate governance committee reviews them as part of its annual evaluation of director independence. The committee does not believe that the interlocking board memberships among our directors, as set out below, impact the ability of those directors to act in the bank’s best interests or their independence.

The following table sets out interlocking board memberships of the bank’s director nominees:

Company	Director
Domtar Corporation	Brian M. Levitt
Harold H. MacKay

As noted in the “Director Nominees” section of this circular, Mr. Hugh J. Bolton will not be standing for re-election at the meeting. Interlocking board memberships exist between Mr. Bolton and Mr. William E. Bennett, both of whom are currently directors of Capital Power Corporation, and between Mr. Bolton and Ms. Helen K. Sinclair, both of whom are currently directors of EPCOR Utilities Inc.

Chairman of the Board

Our chairman of the board is Brian M. Levitt. Mr. Levitt has been the chairman since January 1, 2011. For more information on Mr. Levitt, please see the “Director Nominees” section of this circular or our website at www.td.com/governance/chair.jsp.

The chairman of the board’s role is to facilitate the functioning of the board independently of management and to maintain and enhance the quality of our corporate governance. The chairman’s key responsibilities are set out in the charter of the chairman of the board, which is available on our website at www.td.com/governance/charters.jsp. The chairman must be independent and, as stated above, is appointed by the non-management directors of the board annually. The chairman chairs every meeting of the board (including the in-camera sessions) and the corporate governance committee, chairs the annual meeting of shareholders, and serves as a member of the HRC. In fulfilling his responsibilities in 2013, the chairman regularly met with other directors and senior management to monitor the health of relationships between the board and senior management and among directors, and the implementation of the CEO succession plan. The chairman maintains a channel of open communication with regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2013, the chairman met, both alone and with the committee chairs, 10 times with representatives of the bank’s regulators in Canada and the U.S. Since the 2008 financial crisis, this has become an industry-wide phenomenon. The chairman’s and committee chairs’ involvement includes preparation as well as attendance and spans all of the bank’s various businesses and the jurisdictions in which they are carried out. Further details about the workload and responsibilities of the bank’s directors are included in the “Director Compensation” section of this circular.

Shareholders’ Meetings

The chairman of the board chairs and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings where possible. Last year, all of the directors then standing for election attended the annual meeting in Ottawa.

Board Mandate

The board’s responsibility is to enhance the bank’s long-term value for our shareholders. Our employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board of directors. Shareholders elect the board to oversee management and assure that the long-term interests of shareholders are advanced responsibly. This includes addressing the concerns where appropriate of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank.

•	Disclosure of reliable and timely information to shareholders — shareholders depend on the board to get them the right information.

•

Approval of our strategy and major policy decisions — the board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

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•

Evaluation, compensation and succession for key management roles — the board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the board, and that they are appropriately compensated to encourage the bank’s long-term success.

•

Oversight of the management of capital, liquidity, risks and the implementation of internal controls — the board must be satisfied that we have sufficient capital and liquidity, that our assets are protected, and that our risk culture, compensation policies and practices and control functions are such that the bank is operated within the confines of its board approved risk appetite.

•	Effective board governance — to excel in their duties, the directors need to function properly as a board (i.e., have strong members with the right skills and the right information).

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR at www.sedar.com and EDGAR at www.sec.gov and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 77 of this circular).

The Bank Act requires certain important matters to be brought before the board. The board has also chosen to reserve certain other key decisions to itself. Under its charter, the board has an obligation to oversee the sufficiency of the checks and balances on management. To that end, the board has established approval criteria for management for the extension of new credit, investment decisions for our securities portfolios, capital spending, operational risk, executive compensation, trading/market risk, and issuing bank securities. The board has also put in place formal policies for approving material business acquisitions, investments and divestitures and for approving major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and approving financial statements prior to release to shareholders.

Highlights of the board’s key accomplishments in fiscal 2013 can be found in the “Corporate Governance” section of this circular.

Strategic Planning

The board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This responsibility includes regularly considering, reviewing with management and, if appropriate, approving strategic alternatives and plans presented by management to ensure they are in line with the board-approved strategic plan for the bank. The board assesses the bank’s major opportunities and the risk impact of any strategic decision being contemplated, such as considering whether any strategic decision is within the bank’s approved enterprise risk appetite, including for individual business units, oversees the implementation of strategic plans, and monitors performance against such plans. In addition to reviewing and discussing strategy at regular board meetings, the board annually participates in a two-day offsite strategy session. The board also reviews and approves all major strategy and policy recommendations including the bank’s long-term strategic plan, the annual financial plan (including the capital and liquidity plans), and specific requests for major capital expenditures.

Risk Management

The board is responsible for overseeing the appropriate policies and procedures are in place to protect the assets of the bank and assure its viable future. The board is also responsible for overseeing the identification and monitoring of the principal risks affecting the bank’s business, and satisfying itself that appropriate policies, procedures and practices are in place for the effective management of these risks under the bank’s enterprise risk framework and in accordance with the bank’s risk culture. The board is aided in this responsibility by the risk committee which, among other responsibilities, reviews and recommends the bank’s risk appetite statement and related metrics for approval by the full board, identifies and monitors the key risks of the bank, and evaluates how they are managed. In addition, the board oversees the bank’s crisis management recovery and resolution plans as required by applicable regulatory requirements. See the “Managing Risk” section of the bank’s 2013 MD&A for a list of the major risk types identified and the structures and processes in place to manage them.

Capital Management

The board oversees the bank’s capital adequacy and management, including by reviewing and approving the Global Capital Management Policy annually, as well as the capital limits and targets therein. As part of this responsibility, the board is also responsible for declaring dividends and approving the issuances, redemptions or repurchases of all capital, if appropriate and permitted by applicable law.

Corporate Responsibility

The corporate governance committee reviews and assesses the bank’s corporate responsibility strategy and reporting. For a description of our approach to corporate responsibility, read our most recent Corporate Responsibility Report, which is available on our website at www.td.com/corporateresponsibility.

Succession Planning

The board and the HRC are responsible for CEO succession planning and talent development and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for the

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role of CEO, satisfying themselves that the senior leadership team is identifying potential succession candidates for other key executive roles, and monitoring development plans for those identified, as well as fostering management depth by rigorously assessing candidates for other senior positions.

Communication Policy

The corporate governance committee’s responsibilities include satisfying itself that we communicate effectively, both proactively and responsively, with our shareholders, other interested parties and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The corporate governance committee annually reviews this policy and receives a report from management, including members of the disclosure committee, on the Disclosure Policy, the design and operation of related disclosure controls, and procedures and any disclosure issues that may have arisen in the past year. A copy of the policy is available on our website at www.td.com/governance/other_policies.jsp.

The board or a committee of the board oversees communications with shareholders and other stakeholders. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the annual report, the annual information form, and the management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.

Measures for Receiving Stakeholder Feedback

Shareholders provide feedback to the bank through a number of avenues, including via e-mail, telephone and mail and at events (such as the annual meeting and investor events involving TD Investor Relations). The bank also receives feedback through meetings with shareholders, including those with interests in the bank’s executive compensation and corporate social responsibility. Shareholders may communicate directly with the independent directors through the chairman of the board (contact details are provided on page 77 of this circular). Contact details for TD Shareholder Relations are provided on page 77 of this circular. For additional information, please visit the bank’s website at www.td.com/investor-relations/ir-homepage/contact.jsp.

Each year, shareholders may vote for or against a non-binding, advisory resolution on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Compensation” sections of this circular. As this is an advisory vote, the resolution is non-binding. However, the HRC and board are committed to proactive, open and responsive communications with shareholders and will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions.

In addition, the bank’s whistleblower program provides an open and effective communication channel for employees and members of the public worldwide to report complaints regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. The whistleblower program strives to ensure that individuals feel comfortable and secure and have no fear of reprisal when reporting complaints, in good faith, which they reasonably believe to be valid. The bank accepts anonymous reports except where they are prohibited by law. The audit committee monitors reports regarding accounting, internal accounting controls and auditing matters. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp.

Management and the corporate governance committee also carefully review shareholder proposals and feedback and communications from recognized governance groups in Canada and provide regular opportunities for shareholders to communicate with management and the board. All these inputs help the board understand how we are doing and guide future governance innovations.

Internal Controls

The board is responsible for overseeing the bank’s internal controls and management information systems and monitoring their integrity and effectiveness. The board is also responsible for overseeing adherence to applicable audit, compliance, regulatory, accounting and reporting requirements. Through this process the board must satisfy itself that the bank’s financial reporting and financial control systems are operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2013 MD&A.

Developing the Bank’s Approach to Corporate Governance

The board believes our success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for a culture of integrity and compliance throughout the bank. The board expects the highest level of personal and professional integrity from our CEO and other executive officers. The board also monitors the effectiveness of our corporate governance practices and approves any necessary changes, as required. The corporate governance committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the board on corporate governance issues, as necessary. The framework for governance at the bank is based on Corporate Governance Guidelines recommended by the corporate governance committee together with the charters and key practices of the board and its committees.

Position Descriptions

The corporate governance committee annually reviews a written position description for directors and charters for the chairman of the board and for the chairs of the board committees that the board has approved, and recommends amendments if required. These documents are available on our website at www.td.com/governance/charters.jsp.

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The HRC has developed a written position description for the CEO which it reviews and approves annually. The committee also annually reviews the CEO’s corporate goals and objectives which include performance indicators and key milestones relevant to the CEO’s compensation. The board approves such goals and objectives on the committee’s recommendation. In addition, the HRC reviews mandates for all senior leadership roles (rank of or equivalent to group head or higher and other key positions as determined from time to time).

Orientation and Continuing Education

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors. Our program is comprised of four components: education sessions; meeting with the respective committee chair; orientation reference materials; and assignment of a “buddy”, each as described below.

At the comprehensive education sessions, the CEO and other members of the executive management team present and answer questions on how the bank is managed, our business and control functions, strategic direction, capital management, finance, human resources, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks we face. The program also offers the opportunity for new directors to meet with the CEO and chairman of the board. Committee chairs also meet with any new director appointed to serve on the committee as part of his or her overall orientation session. All new directors receive a director’s orientation manual that is tailored to the individual director’s needs and areas of interest, taking into consideration which committee(s) the director is joining. Director orientation reference materials include, among other things:

•	our key corporate governance and public disclosure documents, including our Corporate Governance Guidelines and board and committee charters;

•	information regarding the evaluation process for the board, its committees and their chairs, and individual directors;

•	minutes for the previous year’s board meetings;

•	minutes for the previous year’s committee meetings for the committee(s) which the director is joining;

•	important policies and procedures for the bank, including our Disclosure Policy and the Code of Conduct and Ethics (Code); and

•	organizational charts and other business orientation materials, including financial statements and regulatory information.

In addition, new directors are assigned a “buddy” director for the director’s first few meetings to answer questions and provide contextual information to better understand materials, presentations and processes. New directors are also offered an opportunity to visit various sites (e.g., retail branch, operations centre, trading floor).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the board and its committees and the contribution expected of individual directors. Additional details can be found under the heading “Continuing Education of Directors” in the “Director Nominees” section of this circular.

Ethical Business Conduct

As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code and the Anti-Bribery and Anti-Corruption Policy, which encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with our policies and procedures for ethical personal and business conduct. The corporate governance committee receives a periodic report from management discussing the various policies and structures that support this important oversight function.

Code of Conduct and Ethics

Our Code applies at all levels of the organization, from major decisions made by the board, to day-to-day business transactions. The Code has been filed with securities regulators on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any shareholder may obtain a copy from our website at www.td.com/document/PDF/governance/td-governance-code-ethics.pdf or by contacting TD Shareholder Relations via contact details on page 77 of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, our shareholders, customers, suppliers, competitors and communities. Within this framework, directors and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the Code is part of the terms and conditions of employment of every employee with the bank. All directors and employees are required to review and attest to compliance with the Code annually.

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The corporate governance committee annually reviews the Code and the audit committee oversees monitoring compliance with the Code. Compliance with the Code is monitored by management and material issues arising under the Code are reported to the audit committee by the Human Resources Department. An annual report is submitted by the Head of Human Resources to the audit committee on the attestation process confirming compliance with the Code. Various internal contacts are outlined in the Code under “Reporting Violations” and employees are encouraged to report any suspected violations of the Code. Employees who may be uncomfortable using these internal channels can use the TD Whistleblower Hotline as described under “Measures for Receiving Stakeholder Feedback” above in this Schedule B. The audit committee is responsible for overseeing that concerns or complaints relating to accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.

Insider Trading Policies

Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All executives are required to disclose all trading accounts, including joint accounts, to the bank and ensure that all such accounts are maintained in-house. In addition, certain officers (including the named executive officers listed in the Summary Compensation Table under the “2013 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the Compliance Department. Trading in bank securities is restricted during “closed window periods” that span the period when our financial results are being compiled but have not yet been released to the public. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI). Named executive officers must also pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of options, no less than five business days in advance of the date of the transaction. Named executive officers must also disclose to the public the establishment of an automatic disposition plan covering common shares and stock options.

Director Conflict of Interest

Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example is a material interest in an entity that competes directly with a core activity of the bank. Directors are required to provide the bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the bank.

It is the responsibility of a director to submit a report to the corporate governance committee whenever there is a conflict of interest or potential conflict of interest between him or her and the bank, and the committee may obtain additional information where it deems appropriate. The committee will determine an appropriate course of action for the director, always with a view to the best interests of the bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

Nomination of Directors

Each year the board recommends director nominees to shareholders, who can vote on each director nominee at the annual meeting. Director nominees are recommended to the board by the corporate governance committee, which is composed entirely of independent directors. The corporate governance committee continually examines the size and composition of the board by considering factors such as the skills, experience, professional and industry representation, as well as factors that promote diversity on the board, including by age, geography, gender, members of visible minority groups and persons with disabilities. The bank believes that fostering a diverse and inclusive culture both within the bank and at the level of the board represents a strategic business priority for the bank and contributes to its continued commitment to sound corporate governance, market innovation and growth. The board recognizes its own performance in this regard impacts the perceptions of the bank’s employees, shareholders and customers in terms of its commitment and progress in fostering diversity and inclusion.

The board satisfies itself that the directors of the bank, taken as a whole, have the skill and experience competencies most relevant in light of the opportunities and risks facing the bank. The board strives to be constituted to achieve a balance between expertise (including financial industry and risk management expertise), skills, experience and learning, on the one hand, and the need for renewal and fresh perspectives on the other hand, taking into consideration the bank’s strategy, risk profile and overall operations. The board selects director candidates who will be able to satisfactorily represent the bank domestically and internationally where we carry on business, and who have a broad spectrum of educational backgrounds, expertise and achievements. Additionally, the composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors which is available on our website at www.td.com/governance/charters.jsp. The corporate governance committee determines the skills, qualities and backgrounds the board needs to fulfill its many responsibilities and mandates with a view to diverse representation on the board. It monitors board and committee composition and regularly reviews succession plans for the board, chairman of the board, and committee chairs while keeping future director recruitment needs in mind. This committee also regularly assesses existing directors’ skill and experience competencies in light of the opportunities and risks facing the bank. It seeks candidates to fill any gaps in the competencies of board members, while also considering candidate attributes and perspectives, and rigorously assesses a candidate’s ability to make a valuable contribution to the board.

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With a view to recruiting needs, the corporate governance committee uses a skills/experience matrix as a tool to identify any gaps in the competencies considered most relevant to the needs of the board, being:

•Senior Executive/Strategic Leadership •Financial Services •Risk Management •Talent Management & Executive Compensation •Audit/Accounting •Capital Markets/Treasury •Corporate Responsibility	•Governance •Government/Public Affairs •Legal/Regulatory •Marketing/Brand Awareness •Technology •Other Board Experience

Directors annually self-assess their skills and experiences against these competencies. Key areas of expertise/experience for each director nominee are listed in the charts under the “Director Nominees” section of this circular. The committee reviews the matrix annually to confirm that it continues to reflect the most relevant skill and experience competencies.

The corporate governance committee also considers whether each new nominee can devote sufficient time and resources to his or her duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While we do not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the board for an extended period of time, if elected. No member of the audit committee may serve on more than three public company audit committees without the consent of the corporate governance committee and the board. No such consents have been required for any director nominee standing for election at the meeting.

The board is required to have a minimum of 12 directors. The corporate governance committee recommends the exact size of the board which is then set by directors’ resolution before each annual shareholders’ meeting. The board size may be changed by the board from time to time between annual meetings. In considering board size, the board balances the competing goals of keeping the board size small enough for effective discussions yet offering adequate representation to meet the demands of board and committee work in the context of our business and operating environment.

The nominees identified in the “Director Nominees” section of this circular were recommended to the board by the corporate governance committee. The committee also recommends candidates to fill any positions on the board that may arise between annual meetings.

The corporate governance committee identifies possible candidates to join the board. In so doing, it may invite suggestions from other directors and management, and on occasion it may engage independent consultants to help in this task. The chair leads the process and the CEO and Chief Operating Officer are included with a number of directors in any interview process that may take place. The corporate governance committee regularly looks at potential candidates even when it does not have an immediate vacancy.

Retirement Age and Term Limits

The board believes it should reflect a balance between expertise, skills, experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. On the recommendation of the corporate governance committee, the board approved changes to its tenure policy to simplify the term limits provisions. Directors are expected to serve up to a maximum of 10 years, assuming they receive solid annual performance assessments, are annually re-elected by the shareholders, and meet the other requirements of our Corporate Governance Guidelines. On the corporate governance committee’s recommendation, the board may extend a director’s initial 10-year term limit for up to five additional years, for a total term limit of 15 years. In exceptional circumstances, the board may extend the maximum term of a director for up to five additional years. For current directors, term limits started from September 23, 2004, when the 10-year term limit was first introduced, or their respective first election/appointment date, whichever came later. In all cases, no director will serve beyond the annual shareholders’ meeting following his or her 75th birthday.

Majority Voting Policy

If a nominee in an uncontested election receives a greater number of shares withheld than shares voted in favour of his or her election, he or she must promptly tender his or her resignation to the chairman of the board. The resignation takes effect as soon as the board accepts it. The corporate governance committee quickly considers the director’s offer to resign and recommends whether the board should accept it. Before making its recommendation, the corporate governance committee evaluates the best interests of the bank and its shareholders and considers a number of factors including: cures for the underlying cause of the withheld votes; the skills and attributes of the director and the overall mix of skills and attributes of the board; and whether accepting the resignation would cause the bank to fail to meet any applicable listing or regulatory requirement. The board has 90 days to make a final decision and announce it through a news release. The director does not participate in any committee or board deliberations on the resignation offer.

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Compensation Governance

Director Compensation

The corporate governance committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.

Executive Compensation

The HRC, also composed entirely of independent directors, oversees our executive compensation program. The objective of the bank’s compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is designed based on the principles outlined below and described more fully in the “Approach to Compensation” section of this circular:

•	align with the bank’s business and talent strategy

•	effective risk management

•	align to shareholder interests
•	good corporate governance

•	pay for performance

•	pay competitively

The HRC, in consultation with the committee’s independent advisor (Frederic W. Cook & Co., Inc.), reviews and approves (or recommends to the board for approval) the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table under the “2013 Performance Compensation” section of this circular, members of the senior executive team, heads of oversight functions, and the 50 highest paid employees across the organization. The committee also approves aggregate compensation awards under all executive compensation and equity plans including the Performance Compensation Plan for TD Securities employees, and has oversight for all material employee compensation plans. The committee reviews the executive compensation disclosure in this circular before the board approves it and makes it public. To support our objective of striving to be a market leader on governance issues, we have adopted certain policies and processes that align with the following best practices:

•	formal processes to ensure risk is appropriately considered in compensation plans;

•

at year end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and if any adjustments to maturing deferred compensation are appropriate;

•

any changes to the plan design for material compensation plans must be reviewed and endorsed by the chief risk officer to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•

all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•	the HRC has the discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•	the HRC has the discretion to reduce or cancel unvested deferred compensation;

•	a claw back feature has been introduced in all executive compensation plans;

•	for all executives, a significant portion of compensation is awarded as equity which vests after a minimum of three years; and

•	share ownership requirements for executives are among the highest in the market, and include post retirement holding requirements for the most senior executives.

Information on the committee’s independent advisor can be found in the “Independent Advisors” section of this circular.

CEO Compensation

The board annually assesses the CEO’s performance against pre-defined goals and objectives. In consultation with the committee’s independent advisor, the HRC then recommends the CEO’s total salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in 2013, see the “CEO Compensation” section of this circular.

Other Board Committees

The board has the following four committees: audit; corporate governance; risk; and human resources. More information on these committees can be found in the “Corporate Governance” section of this circular. All committee members are “independent” directors under the Director Independence Policy and CSA Guidelines.

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The charter of each of the board’s four committees sets out composition requirements. The corporate governance committee recommends the composition of each committee. Each independent director should serve on at least one committee each year. The board approves the composition of committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on committees, the corporate governance committee tries to strike a balance between having members with adequate experience and expertise on the committee and rotating membership to bring in new ideas and insights. Each committee may conduct all or part of any meeting in the absence of management. As stated earlier, each committee includes such sessions on its meeting agendas. For example, the audit committee meets separately with each of the CEO, chief financial officer, chief auditor, chief compliance officer, global anti-money laundering officer and the shareholders’ auditor and on its own at each of its regularly scheduled quarterly meetings. Each committee also may engage independent advisors, paid for by the bank, to provide expert advice.

Each year the committees review their charters to satisfy themselves that they meet or exceed regulatory and shareholder expectations and are operating effectively. The corporate governance committee reviews changes which are then approved by the board. Each committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available on our website at www.td.com/governance/charters.jsp.

Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO. The corporate governance committee is responsible for establishing an effective process and works with an independent consultant to design the feedback surveys. The evaluation of individual directors involves a self-evaluation and peer review. The corporate governance committee, working with the consultant, facilitates annual feedback to the board. The board’s approach to feedback is meant to be constructive and to see that the right programs are in place for continuously improving directors’ individual skills and the board’s and its committees’ functioning and effectiveness.

Board and Individual Director Feedback

Directors complete a comprehensive annual feedback survey on board effectiveness and performance. Among other matters, directors are asked to consider what the board could do differently, and what the board’s priorities in the coming year should be. As well, directors provide feedback on the execution of the bank’s strategy, oversight of the risk appetite and overall effectiveness of communications between the board and senior management.

Individual director’s responses are submitted to the independent consultant on a confidential basis. The consultant consolidates the results and reviews them with the chairman of the board to identify key themes and possible actions. The chairman of the board also has one-on-one discussions with each director. He first meets with each director to obtain feedback about the performance and any development needs of the board, its committees, or peer directors, and self-assessment input, and then subsequently to provide his or her individual feedback.

The chairman of the board leads a preliminary discussion with the corporate governance committee to review the feedback report and propose board priorities to address any development opportunities highlighted by the survey results. He then leads a discussion of the results and the proposed board priorities with the board, including whether any changes to the structure or composition of the board or its committees may be appropriate. These board priorities are then approved by the board. The corporate governance committee monitors the implementation of the action plans addressing these board priorities throughout the year. Input from the feedback process is also taken into account when considering the director nominees to be recommended to shareholders.

Committee and Committee Chair Feedback

A separate process is undertaken to obtain feedback from directors on the effectiveness and operations of the committees on which they sit and of the chairs of those committees. Each committee holds an effectiveness self-assessment session to share views and sets objectives to respond to any development opportunities identified in the discussions. Each committee chair then reviews the results and approved objectives with the board. Each committee monitors its activities to address these objectives throughout the year. The corporate governance committee also monitors how well other committees implement action plans against their objectives throughout the year to see that they are appropriately addressed. It identifies any recurring themes across committees to be dealt with at a governance level.

Also, the corporate governance committee oversees the continued improvement in board and committee processes for agenda time management, advance materials, and presentations.

Chairman of the Board Feedback

As part of the annual survey, directors are asked to assess and comment on the chairman of the board’s performance. The independent consultant consolidates individual responses. The chair of the HRC leads an in camera discussion with the board (with the chairman absent), and subsequently meets with the chairman of the board to provide feedback and develop objectives for the coming year. These objectives are reviewed with and approved by the board.

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Chief Executive Officer Assessment

The annual survey also asks directors to assess and comment on the CEO’s performance. Again, the independent consultant consolidates the responses. The chairman of the board, together with the chair of the HRC, leads an in camera discussion of the results with the HRC and then with the board (with the CEO absent). Subsequently, the chairman of the board and the chair of the HRC together meet with the CEO to provide feedback.

360 — Feedback by Management

In the case of the assessment of the board, the chairman of the board and the CEO, senior executive management team members are asked to complete the survey (on a confidential basis) to provide candid feedback as part of the process. In the case of committee self-assessments and the assessment of the respective committee chairs, the senior executive supporting each committee is invited to participate in a portion of the session. This feedback is consolidated and incorporated in the various feedback reports.

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SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent

CST Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada or U.S. only) or 416-682-3860

Facsimile: 1-888-249-6189

1-866-781-3111 (for sending proxies)

E-mail: inquiries@canstockta.com or

www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar Computershare P.O. Box 43006

Providence, Rhode Island
02940-3006

or

250 Royall Street

Canton, Massachusetts 02021

1-866-233-4836

TDD for hearing impaired:
1-800-231-5469

Shareholders outside of U.S.:
201-680-6578

TDD shareholders outside of U.S.:
201-680-6610

www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

Annual and Quarterly Reports and Voting Results

Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. Electronic delivery of quarterly reports is not available to shareholders at this time. However, to access our quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of our website on the day of release (www.td.com/investor/qr_ 2014.jsp).

Under the Bank Act, registered shareholders may cease to receive annual reports, containing our annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, the annual report will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact CST Trust Company, the transfer agent of the bank, at the address noted above.

If you wish to receive a copy of the voting results from the meeting, you may find them online at www.td.com/investor-relations/ir-homepage/annual-meetings/2014/index.jsp, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.

For all other shareholder inquiries	To communicate directly with independent directors

Please contact TD Shareholder Relations,

•  By phone at 416-944-6367 or 1-866-756-8936

•  By mail to:

The Toronto-Dominion Bank

c/o TD Shareholder Relations

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

•  By e-mail to tdshinfo@td.com

Please note that by leaving us an e-mail or voice-mail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

You may contact the independent directors through the Chairman of the Board,

•  By mail to:

Mr. Brian M. Levitt

Chairman of the Board

The Toronto-Dominion Bank

P.O. Box 1, Toronto-Dominion Centre

Toronto, Ontario M5K 1A2

•  By e-mail c/o TD Shareholder Relations to tdshinfo@td.com

E-mails addressed to Mr. Levitt received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to Mr. Levitt.

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